i

EXHIBIT 10

GEOLOGIC REPORT GS09EXE-1

EXECUTIVE SUMMARY REPORT FOR THE

GOLDEN SUMMIT PROJECT,

FAIRBANKS MINING DISTRICT,

ALASKA

prepared for

Freegold Recovery Inc. USA.

Freegold Ventures Limited

507 – 1540 West 2nd Avenue

Vancouver, BC

V6J 1H2

prepared by

Curtis J. Freeman, BA, MS, PGeo

Avalon Development Corp.

P.O. Box 80268

Fairbanks, AK 99708

March 31, 2009

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

TABLE OF CONTENTS

Cover Sheet

...i

Table of Contents

...ii

List of Figures

...iii

List of Tables

...iii

List of Appendices

...iii

Summary

...iv

Introduction

...1

Reliance on Other Experts

...1

Property Description and Location

...1

Accessibility, Climate, Local Resources, Infrastructure and Physiography

...3

History

...3

Geologic Setting

...5

Deposit Types

...6

Mineralization

..7

Exploration

...9

Drilling

...52

Sample Method and Approach

...54

Sample Preparation, Analysis and Security

...57

Data Verification

...58

Adjacent Properties

...59

Mineral Processing and Metallurgical Testing

...59

Mineral Resource Estimates

...60

Additional Requirements for Technical Reports on Development Properties and
Production Properties

...60

Other Relevant Data and Information

...60

Interpretations and Conclusions

...60

Recommendations

...61

Date and Signature Page

...68

References Cited

...69

Statement of Qualifications

...79

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

LIST OF FIGURES

Figure 1: Location map for the Golden Summit project.

Figure 2: Land status map for the Golden Summit project.

Figure 3: General geology of the Fairbanks Mining District, Alaska.

Figure 4: Schematic summary of deposit types in the Fairbanks District.

Figure 5: Aerial view of the Golden Summit project.

Figure 6: Summary of vein swarm targets on the Golden Summit project

LIST OF TABLES

Table 1: 2008 core hole summary for the Cleary Hill mine prospect.

Table 2: Significant intervals from 2008 core drilling on the Cleary Hill mine prospect.

Table 3: Significant intercepts on RAB Fence 24E

Table 4: Significant intercepts on RAB Fence 24W.

Table 5: Significant gold intercepts on RAB Fence 21.

Table 6: Significant intervals of Beistline definition RAB drilling.

Table 7:  Significant intervals of Fence 1 definition RAB drilling.

Table 8: Significant intervals on Cleary North definition RAB drilling.

Table 9 Significant intervals on the Cleary Hill vein fence of Cleary North definition RAB drilling.

Table 10:  2007 bulk sample tonnage hauled and processed in 2008.

Table 11:  Summary of 2008 bulk sample pits from the Cleary Hill mine area.

Table 12:  In-pit bulk sample grade calculation estimate for Sections 1-37 at Beistline pit.

Table 13: Bulk sample tonnages from the Beistline pit.

Table 14: Bulk sample tonnages for the Fence 1 pit.

Table 15: Bulk sample tonnage for the Cleary Hill vein pit.

Table 16: Strip ratio for 2008 bulk sample pits at Golden Summit.

Table 17: 2008 core hole summary for the Tolovana prospect.

Table 18: Significant intervals from 2008 core drilling on the Tolovana prospect.

Table 19: Significant RAB intercepts at Fence 6 North Extension.

Table 20: Significant RAB intercepts on Fence 17 North Extension.

Table 21: Significant RAB intercepts on Fence 20.

Table 22: Significant RAB intercepts on Fence 6 South extension.

Table 23: Significant RAB intercepts on Fence 19 extension.

Table 24: Significant RAB intervals on Fence 18 South extension.

Table 25: Summary of 2008 RAB drilling of the Golden Summit project.

LIST OF APPENDICES

Appendix 1: Legal description of the Golden Summit claim holdings

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

SUMMARY

The Golden Summit project is located in a road accessible mining district with excellent land status and infrastructure. Several historic producing mines are present on the property and extensive surface exploration has been conducted on the property and on adjacent lands since 1992. Drilling conducted prior to 2000 indicated the property had potential for high-grade vein hosted resources such as those intercepted beneath the old underground workings of the Cleary Hill mine. Subsequent drilling and trenching completed from 2002 through 2008 indicate that both high-grade vein mineralization and shear-hosted bulk tonnage gold mineralization are present on the property, either of which has potential for future resource development.

During 2008 a total of 8,839.5 feet of diamond core drilling was conducted at the Cleary Hill prospect (feet, 23 holes) A total of 25,056 feet of shallow (<78 feet deep) Rotary Air Blast (RAB) drilling was completed in the Cleary Hill mine area (1,136 holes).  Total expenditures at Cleary Hill Mine prospect in 2008 were $2,532,535. In addition, stripping and stockpiling was completed in the Beistline pit area, Fence 1 pit and the Cleary North pit. A total of 28,274 tons of material from these pits was transported to and processed at the company’s gravity test plant on Cleary Creek. The results from bulk sample processing conducted by Freegold in 2008 are not yet available to the authors.

In addition,  1,224 feet of core drilling was competed in 3 holes at the Tolovana prospect in early 2008 as well as  15,718 feet of shallow (<78 feet deep) Rotary Air Blast (RAB) drilling (218 holes).  No bulk sampling was conducted at the Tolovana prospect in 2008. Total approximate expenditures at Tolovana prospect in 2008 was $667,405. Work completed during 2008 is well in excess of that required by law and contract.

Although several areas of the Golden Summit project merit future exploration work, the initial near term (5-year) focus of exploration at Golden Summit will be the western half of the project area. Results from this portion of the project will help guide work on the eastern half the property. The multi-year exploration program recommended below is intended to be conducted in a phased approach where each phase of work recommended is dependent on the success of preceding phases of work. Based on preliminary field, laboratory and literature studies completed to date, the following recommendations for future work on the western Golden Summit project are warranted:

Cleary Hill Mine Area

General: Historic mining and more recent exploration work conducted by Freegold at Cleary Hill mine suggest the presence of a series of vein swarms containing high grade veins and shear zones with good down-dip and strike potential. Trenching, RAB drilling, core drilling and bulk sampling conducted in 2006, 2007 and 2008 revealed several new high grade veins extending from the footwall of the Cleary Hill vein on the north the Wyoming shear on the south. These efforts have indicated that both high grade and bulk tonnage targets exist at Cleary Hill and these targets are open to expansion along strike and at depth. Recommendations for work in

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

v

2009 include backhoe/dozer trenching, core drilling, exploration and definition RAB drilling and bulk sampling as outlined below. The collective goal of these programs should be to reduce the entire timeframe, including target identification, target definition and bulk sampling, to 30 days or less. The recommendations to accomplish this work in the proposed time-frame are presented below.

Backhoe/Dozer Trenching: Over the course of the last three years it has become apparent that backhoe and/or dozer trenching followed by hand channel sampling is an unreliable method of determining the grade of gold mineralization in shears zones and veins at the Cleary Hill mine prospect in particular, and most likely, at the Golden Summit project in general. The extreme natural grade variability of the mineralization, nugget effect in high grade zones and the highly fractured nature of the mineralization and host rock all contribute to decreasing sample reliability. While estimating grade of gold mineralization exposed by backhoe and/or dozer trenches is not recommended, identification of prospective shear zones, veins and alteration is most efficiently accomplished with a backhoe and/or dozer. Backhoe/dozer trenches should be spaced at 50 to 100 feet along strike to confirm the strike and width of mineralization on the target structure.  Recommendations in 2009 include backhoe and/or dozer trenching at regular intervals across the strike of prospective bulk sample targets. Once this work has identified the location, strike and dip of mineralized veins and shears, exploration RAB drilling should be conducted. Minimal land clearing and site preparation during backhoe/dozer trenching also is recommended as a cost and time-reduction methodology. Primary targets for this work in the Cleary Hill area include the southeastern extension of the Beistline structure and the footwall zone of the Cleary Hill vein from the Penrose adit to the Beistline pit area.

Exploratory RAB Drilling: Additional exploratory RAB drilling at Cleary Hill will be critical to identification and quantification of high grade and bulk tonnage zones.  Although the technique applied in the past of drilling on long fences perpendicular to general trends of the strike of known mineralized structures has worked well to define continuity on these structures over long strike distances, the experienced gained at Cleary Hill will allow the focus to be placed on establishing continuity on known zones, both along and across strike.  Exploratory RAB drilling in 2009 should concentrate on several areas of the prospect, including the area between trenches BST0609 and BST0610, the Besitline shear southeast of the Beistline shaft and the footwall veins of the Bestline shear northwest of the Beistline bulk sample pit.

RAB drilling on trench BST0610 should be completed to help define mineralization on all sections of the Fence 1 vein swarm and to help define mineralization at the projected intersection of the Fence 1 vein swarm, Wackwitz, and B1 structures.  This RAB fence should be approximately 360 feet in length, with holes spaced 15 feet apart, and continue north from the intersection of the abovementioned structures to the new Beistline pit haul road.  This will allow RAB to intercept the eastward strike extension of the high grade vein/shear discovered on the south end of Fence 1 cut #3 in 2007.  This fence should extend far enough south to intercept the eastern strike projection of the Fence 1 vein swarm.

RAB drilling in recommended for trench BST0609 to define mineralization on the Fence 1 vein swarm, B1, East Fault/Cleary Hill vein-Beistline, and possibly Wackwitz structures.  This RAB fence should be approximately 290 feet in length, extending north far enough to reach the Discovery shaft.  Results from core and definition RAB drilling in 2008 suggest that the Discovery shaft is positioned on a high grade “blow-out” on a shear zone that is sub-parallel to,

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

and 60 feet north of, the East Fault/Cleary Hill vein - Beistline structure.  RAB drilling at the north end of this proposed fence will test the structure at Discovery shaft and perhaps other shear zones in the footwall of the East Fault/Cleary Hill vein-Beistline structure.

Following backhoe/dozer trenching and, assuming positive results from this work, RAB exploration drilling should be conducted north of the Cleary Hill/East fault – Beistline structures to determine the potential of these areas for both bulk tonnage and high grade mineralization. Previous work in this part of the property is limited to auger soil sampling and RC drilling conducted in 1998 (Freeman and others, 1998). In addition, airborne magnetics modeling conducted in 2008 suggests the possible presence of favorable structural traps at the contact of the upper plate Chatanika Terrane and lower plate Fairbanks Schist (Freeman, written comm.. 2008. The first fence is recommended for the area east of the Timberline shaft and north of the 2008 Beistline bulk sample pit. The length and orientation of the initial RAB fence will depend on results from exploration trenching conducted prior to RAB drilling. Pending results from this fence, additional fences may be drilled across and/or along strike.

Following backhoe/dozer trenching and, assuming positive results from this work, RAB exploration drilling should be conducted southeast on the eastern strike extension of the Beistline shear to determine the potential of these areas for both bulk tonnage and high grade mineralization. Previous work in this part of the property is limited to auger soil sampling, widely spaced dozer trenches and RC drilling conducted in 1998 (Freeman and others, 1998). This work suggested the present of gold mineralization in the Beistline shear as well as mineralization encountered in drilling in the hangingwall of the Beistline shear that is controlled by structures not yet seen on surface. The length and orientation of the initial RAB fence will depend on results from exploration trenching conducted prior to RAB drilling. Pending results from this fence, additional fences may be drilled across and/or along strike.

Definition RAB Drilling: The resumption of definition RAB drilling at Golden Summit will depend on results of initial exploratory RAB drilling and exploration trenching.  To reduce costs and time spent, future definition RAB drilling will need to be focused on smaller grid layouts with triangular hole patterns.  Similar patterns were utilized at the Cleary North grid in late 2008.  Definition RAB fences should be oriented along the strike of, and in the hangingwall of, the identified target structures.  Stripping of overburden to the bedrock surface was conducted in previous RAB drilling programs, however this process increases costs for both the planned RAB drilling and for required reclamation after completion of the program. Future RAB fence preparation should minimize disturbance along the planned fences and when possible, should be conducted in winter months to allow drilling to take place through frozen overburden.

Two previously bulk-sampled areas of the Cleary Hill mine prospect, the East Fault/Cleary Hill and Wackwitz veins, warrant definition RAB drilling in 2009. Definition drilling similar in pattern and style to that recommended for 2009 was employed at the East fault/Cleary Hill vein in 2008. Drilling should be continued from the easternmost point of bulk sampling on the Cleary Hill vein cut to the Beistline definition RAB grid, a distance of  300 feet.  This grid would require 45 holes for three lines of drilling, cover a single level of bulk sampling and extend the Cleary Hill vein pit level 1 east to the Beistline pit.  In any area along this drill pattern where other shear zones or veins converge with the East Fault/Cleary Hill vein from the west, the grid may require expansion to define these potentially well mineralized intersection zones.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

The Wackwitz vein and adjacent Currey shear zone have never been drilled with an exploratory RAB program. Positive results have been returned from previous core drilling, trench channel sampling and 2006 bulk sampling, and indicate this vein system is high grade (+5 gpt) and remarkably consistent, both physically and geochemically, along strike. Limited prep-work will be required to drill the hangingwall of the Wackwitz and Currey zones.  Prep-work will involve construction of access ramps between the Currey shear (southern-most of the two targets) and the overburden and organic stockpiles located 30 feet away from the Currey shear.  The strike distance of surface mineralization for the combined Wackwitz and Currey zones is 500 feet between the 2007 Fence 4 on the west and trench WZ0504 on the east. Mineralization is up to 70 feet in width and will require 8 drill lines with 30-35 holes per line to allow complete definition of the Wackwitz and Currey zones. The Wackwitz and Currey zones remain open along strike to the west so additional expansion to the west may be warranted.

RC/Core Drilling: In the event significant areas of bulk tonnage gold mineralization are outlined by exploration and definition RAB drilling, deeper drilling beyond the limit of the RAB drill (>78 feet,) should be conducted to allow resource estimations. Because of the relatively high cost of core drilling, slow rate of advance and the possibility of poor core recovery in zones of potentially high grade mineralization, RC drilling is the recommended method for drilling above the water table.  Past drilling has indicated that water table depth varies in the Cleary Hill mine area but is generally at 150-200 feet below surface. The water table depth varies with season (deeper in winter, closer to surface in summer) but is not always related to topography because it is controlled by structures, not by a permeable or porous aquifer. Given the seasonal variation in water table depth, RC drilling is recommended for winter months (November to April).

Drill hole spacing, azimuth and inclination are all variable depending on the strike, width and physical characteristics of the various target zones.  Evaluation of the 2008 core drilling at Cleary Hill suggests that 100 foot spacings are too coarse. The extreme grade variability suggest that RAB definition drill hole variograms should be determined from previous drill data to determine the optimum hole spacing, azimuth and inclination for each resource site targeted in future for RC drilling.

The only area outlined to date at Cleary Hill that has potential for bulk tonnage gold mineralization is the Fence 1 vein swarm. Variogram analysis should be conducted on all previous RAB and core drilling from this area to determine the optimum hole spacing, azimuth and inclination. The goal of future drilling would be to evaluate mineralization from surface to at least 200 feet from the Fence 1 area to the convergence of the Fence 1 vein swarm and the East Fault-Cleary Hill vein system.

Bulk Sampling: Bulk sampling at Golden Summit over the course of 2008 evolved from pit to pit to become more efficient and effective at the close of the season.  The recommendation for future bulk sampling at Golden Summit is to improve on the technique employed at the close of the season in the Cleary Hill North pit.  This was the pit which had the most favorable strip ratio relative to other pits sampled in 2008.  Bulk sampling of the Cleary Hill vein pit in October of 2008 progressed beyond definition RAB drilling and became an exploration/bulk sample cut from that point forward.  This resulted in a significant degradation of the strip ratio and increase in cost of extraction per ton of grade as the pit was widened in places to explore for high grade material.  Future bulk sampling should be conducted along narrow, well controlled definition

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

RAB fences that are oriented along strike. This will enable bulk sampling strip ratios to be reduced significantly from that achieved at the Cleary Hill vein pit of 2008 and will afford an attendant reduction in time and cost.

Other specific bulk sample targets for 2009 can not be recommended at this point in time. Additional analytical and mass balance work by Freegold’s production staff is in progress and will need to be completed before final evaluations can be made on the bulk samples collected in 2006, 2007 and 2008 and processed in 2007 and 2008. Once head, tail and recovered grade evaluations are made, additional resource RC drilling may be warranted in one or more bulk sample areas in addition to the Fence 1 are recommended above.

Tolovana Mine Area

General: Recent work at Tolovana has revealed the presence of mineralized structural elements not previously documented on the prospect. Shear and vein strike orientations are variable over short distances making prediction and correlation of veins over long distances unreliable. In addition, extreme grade variability over short distances makes correlation of structures from trenches and RAB drill fence equally unreliable. While steeply south-dipping mineralized shears and veins striking 060-080 degrees are prevalent at Tolovana, another set of northwest trending mineralized structures also are present at Tolovana. These shears appear to intersect or converge with the northeast-trending structures.  There is no known historical record of mineralized structures at Tolovana trending in the 100-130 degree range.  Exploration success at Tolovana will require accurate mapping of these trends to better understand the relationship between the northeast and northwest trending structures and to predict prospective exploration targets at Tolovana. Recommendations for work in 2009 include backhoe/dozer trenching, exploration and definition RAB drilling and bulk sampling as outlined below. The collective goal of these programs should be to reduce the entire timeframe, including target identification, target definition and bulk sampling, to 30 days or less. The recommendations to accomplish this work in the proposed time-frame are presented below.

Backhoe/Dozer Trenching: Over the course of the last three years it has become apparent that backhoe and/or dozer trenching followed by hand channel sampling is an unreliable method of determining the grade of gold mineralization in shears zones and veins on the Golden Summit project. The extreme natural grade variability of the mineralization, nugget effect in high grade zones and the highly fractured nature of the mineralization and host rock all contribute to decreasing sample reliability. While estimating grade of gold mineralization exposed by backhoe and/or dozer trenches is not recommended, identification of prospective shear zones, veins and alteration is most efficiently accomplished with a backhoe and/or dozer. Backhoe/dozer trenches should be spaced at 50 to 100 feet along strike to confirm the strike and width of mineralization on the target structure.  Recommendations in 2009 include backhoe and/or dozer trenching at regular intervals across the strike of prospective bulk sample targets. Once this work has identified the location, strike and dip of mineralized veins and shears, exploration RAB drilling should be conducted. Minimal land clearing and site preparation during backhoe/dozer trenching also is recommended as a cost and time-reduction methodology. Primary targets for this work in the western strike extent of the Tolovana and Scheuyemere vein systems, extending from Fence 6 to west of Willow Creek to the Parenteau adit.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Exploratory RAB Drilling: Additional exploratory RAB drilling at Tolovana will be critical to identification and quantification of high grade and bulk tonnage zones.  Although the technique applied in the past of drilling on long fences perpendicular to general trends of the strike of known mineralized structures has worked well to define continuity on these structures over long strike distances, the experienced gained at Cleary Hill will allow the focus to be placed on establishing continuity on known zones, both along and across strike.  Exploratory RAB drilling in 2009 should concentrate on the western strike extent of the Tolovana and Scheuyemere vein systems, extending from Fence 6 to west of Willow Creek to the Parenteau and Will adits (approximately 650 feet).  A single RAB drill line positioned between the Tolovana shaft/False adit and Fence 6 would help define the now open mineralization which exists between Fence 6 and Willow Creek.  An additional RAB Fence on the west side of Willow Creek above the Parenteau and Willow adits would determine the extent and grade of mineralization into an area with no recent exploration drilling or trenching.

Definition RAB Drilling: The initiation of definition RAB drilling at Tolovana will depend on results of initial exploratory RAB drilling and exploration trenching.  To reduce costs and time spent, future definition RAB drilling will need to be focused on smaller grid layouts with triangular hole patterns.  Similar patterns were utilized successfully at the Cleary North grid in late 2008.  Definition RAB fences should be oriented along the strike of, and in the hangingwall of, the identified target structures.  Stripping of overburden to the bedrock surface was conducted in previous RAB drilling programs, however this process increases costs for both the planned RAB drilling and for required reclamation after completion of the program. Future RAB fence preparation should minimize disturbance along the planned fences and when possible, should be conducted in winter months to allow drilling to take place through frozen overburden. Definition RAB drilling is recommended for The Fence 17 and Fence 6 areas, both of which have exploration RAB drilling results to guide definition drilling hole placement.

Bulk Sampling: Bulk sampling at Golden Summit over the course of 2008 evolved from pit to pit to become more efficient and effective at the close of the season.  The recommendation for future bulk sampling at Golden Summit is to improve on the technique employed at the close of the season in the Cleary Hill North pit.  This was the pit which had the most favorable strip ratio relative to other pits sampled in 2008.  Bulk sampling of the Cleary Hill vein pit in October of 2008 progressed beyond definition RAB drilling and became an exploration/bulk sample cut from that point forward.  This resulted in a significant degradation of the strip ratio and increase in cost of extraction per ton of grade as the pit was widened in places to explore for high grade material.  Future bulk sampling should be conducted along narrow, well controlled definition RAB fences that are oriented along strike. This will enable bulk sampling strip ratios to be reduced significantly from that achieved at the Cleary Hill vein pit of 2008 and will afford an attendant reduction in time and cost.

Bulk sampling is recommended in 2009 for the Fence 17 area at Tolovana. A cut 10 foot deep and 40 feet wide extending from the 2007 Fence 17 RAB drill pattern, north along Fence 17 extension, and approximately 300 feet in length, would allow bulk sampling of the entire Scheuyemere-Tolovana vein swarm.  Excavation at Fence 17 will allow selective bulk sampling of nearly every known mineralized structure trending across the crest of the Tolovana ridge and would facilitate accurate mapping of most mineralized structures currently known to exist at Tolovana hill. This would also help predict intersections of high grade structures which likely exist to the east and west of the crest of Tolovana ridge. Because significant clearing of

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

x

overburden has already been accomplished in and around Fence 17 and surface grade is gentle at this location, the bulk sample/exploration trench positioned at the crest of Tolovana hill could effectively be expanded to the west or east if mineralization in the initial pit warranted further excavation.

Bulk sampling also is recommended in the Fence 6 area extending east along the Scheuyemere vein toward the Scheuyemere shaft. Previous excavations have left a ready-made bench at the Tolovana pit which will facilitate bulk sampling with little additional ground preparation. Multiple gold-bearing veins are exposed in the face of the Tolovana pit and Fence 6 RAB drilling results indicates the presence of multiple gold-bearing veins on strike with and in the hangingwall of the vein swarm exposed in the Tolovana pit. Initial excavations should commence at the current Tolovana pit wall and proceed eastward for approximately 100 feet. Pit width should be dictated by RAB drilling results and pit face panning but pit widths should be kept to a bare minimum required to efficiently extract and load bulk sample material.

Newsboy Mine Area

All of the Newsboy’s previous production came from above the 350 foot level of the mine. Two old unregistered maps are all that remains of the subsurface mine records from the Newsboy. Previous production of approximately 40,000 ounces of +1 opt material was mined from a northeast striking, steeply north dipping vein with mining widths reaching up to 14 feet thick near the shaft on the 115 foot level. Stockwork veins apparently were more common at Newsboy than discrete single quartz veins and gold mineralization was present in sulfide-bearing country rock which hosted the shear zones. Post-mineral cross-faults clearly plagued previous mine operators and present a significant challenge to future exploration. Because of our limited knowledge of the structural setting at Newsboy, a three stage exploration program is recommended. Initial work should include compilation of all surface and subsurface records for the Newsboy area. This GIS database will assist in targeting subsequent ground geophysics and drilling. The estimated cost of this work is $25,000. Once the GIS database is compiled, ground geophysics (NSAMT or CSAMT?) capable of defining structural details to at least 1,000 feet below surface should be conducted. Limited resistivity surveys over the Cleary Hill area suggest resistivity highs are associated with significant vein systems. In addition, previously flown airborne geophysics could be used to help model major lithologic or structural locks in the Newsboy area. Combined airborne geophysical re-interpretation and follow-up ground geophysics is budgeted at $30,000. Once these data are evaluated, RAB drilling over the known mineralized strike length of the Newsboy vein should be conducted. Drilling should be managed in a similar fashion as on the Cleary Hill and Tolovana prospects. A minimum 5,000 feet of closely spaced RAB drilling should be completed with an all-in cost of $175,000 ($35 per foot). In addition, a six-hole, 6,000 foot diamond drill program is recommended to explore below the 350 level of the mine on three 2-hole fences. This program will be expedited by the fact that, unlike the Cleary Hill or Tolovana veins, the Newsboy vein dips to the north and topography drops off in the same direction thereby making it less expensive to test deeper levels of the vein system. Down-hole wedging also should be considered as a cost-effective alternative to drilling all six holes from surface. Total estimated drilling phase cost is $450,000 ($75 per foot).

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Saddle Zone Area

The Saddle zone sits in a vein swarm which hosts the highest density of veins, across strike, of any area of the Golden Summit project. This prospect, drilled with conventional rotary methods by IMC and with reverse circulation methods by BP Minerals, contains a number of distinct high-grade veins, including the McCarty (Chatham), American Eagle (Kawalita-Christina), Henry Ford, Pioneer, Antimony, Pennsylvania and Ebberts veins. Historic records for this work are available and portions of it are already in the Golden Summit GIS database. The remaining hard copy records (mostly drill hole and trench geochemistry data and underground data from the American Eagle mine) should be converted to a digital format and added to the GIS database. Following data compilation, one or more RAB drill lines should be targeted at the Saddle zone to determine the number and location of gold-bearing veins and shear zones across the strike of the zone. This across-strike width extends for approximately 2700 feet from the McCarty shaft on the southwest to the Pennsylvania shaft on the NE. Existing roads and old reclaimed trenches in the area will facilitate this work. RAB ho0les should e drilled on 20 foot centers to a standard TD of 78 feet. Samples should be collected on3-foot spacing and analyzed for gold by fire assay with gravimetric finish and for a multi-element suite using ICP methods with 4-acid digestion. The estimated cost of the GIS compilation work, dozer preparation work, completion of at least 135 RAB holes over 2700 feet of drill line (at $35 per foot), analytical costs and all labor costs is approximately $500,000.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

INTRODUCTION

The following report was commissioned by Freegold Recovery Inc. USA, a subsidiary of Freegold Ventures Limited (collectively referred to herein as “Freegold”) to summarize the geology and mineralization of the Golden Summit gold project in Interior Alaska. Freegold first acquired an interest in the property in 1991 and has conducted exploration on the project in 1992, 1994-1998, 2000 and 2002 through 2008.  The author has been involved in all of the exploration programs operated by Freegold and was retained to complete this summary report for Freegold. Recommended work programs are included at the end of this report.

Unless otherwise noted, all costs contained in this report are denominated in United States dollars (US$1.00 = CDN$1.00). For purposes of this report, the term “opt” will refer to troy ounces per short ton, “gpt” will refer to grams per metric tonne, “ppb” will refer to parts per billion and “ppm” will refer to parts per million. Within this report the term “lift” when used in reference to an area excavated for bulk sampling will refer to benches aligned parallel to the controlling shear zone. The term “cut” when used in reference to an area excavated for bulk sampling will refer to benches aligned perpendicular to the controlling shear zone.

RELIANCE ON OTHER EXPERTS

The attached report has been prepared by Avalon Development Corp. (Avalon) using public documents acquired by the author and private documents given to the author for this purpose. While reasonable care has been taken in preparing this report, Avalon cannot guarantee the accuracy or completeness of all supporting documentation. In particular, Avalon did not attempt to determine the veracity of geochemical data reported by third parties, nor did Avalon attempt to conduct duplicate sampling for comparison with the geochemical results provided by other parties. The interpretive views expressed herein are those of the author and may or may not reflect the views of Freegold or the underlying land owners on whose property the work was conducted.

PROPERTY DESCRIPTION AND LOCATION

The Golden Summit project is located approximately 20 road miles north of Fairbanks, Alaska (Figure 1). The Golden Summit project consists of 14 patented Federal lode claims, 76 unpatented Federal lode claims and 80 State of Alaska mining claims covering approximately 5,000 acres (Figure 2). The claims are registered under various owners and claim names (Appendix 1). In addition to the exploration lands listed above, in late January 2008 Freegold purchased 100% interest in 301.5 acres of patented mining claims plus three additional 40-acre State mining claims. These claims are located on Cleary Creek on the north side of the Golden Summit project.

Mineral rights in this part of Alaska are administered by the State of Alaska (State claims) and the U.S. Bureau of Land Management (federal claims). Annual rents vary according to type of claim, claim size and age and are due and payable by August 31 of each year for

AVALON DEVELOPMENT CORPORATION

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unpatented federal mining claims and by November 30 of each year for State mining claims. Total 2006-2007 rents due for federal claims total $9,500 and rentals due on State claims total $7,640. Claim rentals are paid in lieu of annual labor for unpatented federal claims while annual work commitment on State mining claims total $2.50 per acre per year. Amounts spent in excess of these levels are bankable on State mining claims for up to four years into the future. All claims on the Golden Summit project currently are in good standing. The land on which the project is situated is zoned as Mineral Land by the Fairbanks North Star Borough, giving mineral development activities first priority use. There currently are no unusual social, political or environmental encumbrances to mining on the project. Kinross Gold’s Fort Knox open pit gold mine currently operates within 5 miles of the Golden Summit project. Other than the 14 patented mining claims (fee simple lands) the claims of the Golden Summit project have not been surveyed by a registered land or mineral surveyor and there is no State or federal law or regulation requiring such surveying. Survey plats for all patented mining claims are open to public inspection at the Bureau of Land Management. Freegold currently holds a valid Five Year Hardrock Exploration Permit and a valid Five Year Small Mine Permit on the project. Additional permits for currently anticipated future work are being acquired from the U.S. Bureau of Land Management, Alaska Department of Natural Resources, Alaska Department of Environmental Conservation, Army Corps of Engineers and other State, federal and local regulatory agencies as required.

Freegold acquired the right to earn a majority interest in a portion of the Golden Summit project in 1991 by entering into an option and joint venture agreement with Fairbanks-based Fairbanks Exploration Inc. By early 1997 Freegold had earned its interest and renegotiated the existing contract such that Freegold holds a 93% interest in the property and has management control over the remaining 7% interest which was retained by Fairbanks Exploration.

On January 23rd, 2004, Freegold entered into an Option/Joint Venture Agreement with Meridian Minerals Corp. Under the Agreement the Golden Summit Project was divided into 4 project areas, Areas A, B, C and D. Meridian could earn up to a 70% interest in areas A and B by putting the project into Commercial Production. Meridian could earn an initial 50% interest by completing US $5 million in exploration expenditures over 4 years, making cash payments of US $390,000 over 4 years and investing up to $300,000 in private placements in Freegold. In order to earn a 60% interest Meridian was required to complete an Independent Bankable Feasibility Study. Upon placing the project into Commercial Production Meridian could earn a 70% interest. Exploration in the amount of $850,000 was conducted in 2004 and was funded by Meridian Gold. Meridian terminated its option on the project in February 2005. On May 31st, 2005 Freegold terminated its interest in the Yeager property. All underlying leases held by Freegold currently are in good standing.

In January 2008 Freegold purchased 100% interest in 301.5 acres of patented mining claims plus three additional 40-acre State mining claims. The purchase price of these lands has not been released to the public. These claims are located on Cleary Creek on the north side of the Golden Summit project and cover ground previously mined for placer gold by floating bucketline gold dredges, underground drift mines and more recently, by conventional front-end loader/dozer and sluice box methods.

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ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE

AND PHYSIOGRAPHY

The paved Steese Highway transects the Golden Summit property and is connected to state and privately maintained gravel roads allowing easy access to most areas of the property on a year-round basis. A high voltage electrical power line, land telephone lines, and a cellular phone net service the property. The greater Fairbanks area supports a population of approximately 75,000 and has excellent labor and services infrastructure, including rail and international airport access. Exploration and development costs in the Fairbanks area are at or below those common in the western United States.

Elevations on the property range from 1,000 feet to over 2,200 feet. Topography in the area is dominated by low rounded hills dissected by relatively steep walled valleys. Outcrops are scarce except in man-made exposures. Vegetation consists of a tundra mat that supports subarctic vegetation (alder, willow, black spruce, aspen and birch). A variably thick layer of aeolian silt covers most of the property. Permafrost is limited to small discontinuous lenses on steep, poorly drained north-facing slopes and has posed no hindrance to past development. The climate in this portion of Alaska is dominated by 6 to 8 months of sub-freezing temperatures in winter followed by 4 to 6 months of warm summer weather. Average annual precipitation is 13 inches, mostly as snowfall.

Mining operations can be conducted on a year-round basis and heap leach technology has been profitably employed at two locations in the district since 1985. Kinross Gold’s Fort Knox gold mine, located 5 miles south of the project has produced over 3 million ounces of gold and operated year-around since entering commercial production in 1997. The 1.3 million ounce True North gold deposit, recently mined out by Kinross Gold and under decommissioning is located 5 miles west of the Golden Summit project and achieved commercial production in early April 2001. Combined these two operations produced approximately 340,000 ounces of gold in 2004 at a cash cost of $250 per ounce (Szumigala and Hughes, 2005). Production from the Fort Knox operation in the first 9 months of 2008 was 251,972 ounces of gold produced at a cash cost of $451 per ounce. Kinross Gold also is in the process of constructing a valley leach operation adjacent to its current open pit to allow year-around cyanide valley leaching of all rock not processed through the mill. This operation is expected to commencing leaching operations in the 3rd quarter of 2009.

HISTORY

Placer or lode gold mining has occurred almost continuously in the Golden Summit project area since gold was discovered in the district in 1902. Over 9.5 million ounces of placer gold have been recovered from the Fairbanks Mining District, of which 6.75 million ounces have been recovered from streams that drain the Golden Summit project (Freeman, 1992e). In addition, over 506,000 ounces of lode gold were recovered from past producing mines on the Golden Summit project (Freeman and others, 1996). More than 80 lode gold occurrences have been documented in the project area. Recent exploration discoveries in the Tintina Gold Belt have underscored the potential for bulk tonnage and high-grade deposits, both of which are

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known to exist in the Golden Summit project area (McCoy and others, 1997; Flanigan and others, 2000).

Freegold acquired an interest in the Golden Summit project in mid-1991 and since then has conducted extensive mapping, soil sampling, trenching, rock sampling, geophysical surveys and core, reverse circulation, and rotary air blast drilling on the project (Freeman, 1991; Galey and others, 1993; Freeman and others, 1996; Freeman and others, 1998; Freeman, 2004; Freeman, 2005; Freeman, 2006 and Freeman, 2007). Freegold acquired an interest in the Golden Summit project in mid-1991 and since then has conducted extensive mapping, soil sampling, trenching, rock sampling, geophysical surveys and core, reverse circulation, and rotary air blast drilling on the project (Freeman, 1991; Galey and others, 1993; Freeman and others, 1996; Freeman and others, 1998; Freeman, 2004; Freeman, 2005; Freeman, 2006 and Freeman, 2007, 2008). Drilling completed by Freegold on the Golden Summit project since 1991 includes 88,241 feet of core and reverse circulation in 214 holes and 80,822 feet of rotary air blast drilling in 2,028 holes.

In 2004 exploration work at Golden Summit consisted of diamond core drilling at Cleary Hill mine prospect (6 holes, 4,960.5 feet) and trenching (1,790 feet) and diamond core drilling at the Tolovana prospect (7 holes, 3,585 feet). Total expenditures in 2004 were $301,852 on the Cleary Hill prospect and $355,424 on the Tolovana prospect. In additional a total of 683 line-kilometers of fixed-wing airborne magnetics was flown over the Golden Summit project. In 2005, dozer and backhoe trenching were conducted at the Cleary Hill prospect (6 trenches, 1,270 feet). Total expenditures in 2004 were $850,000. In 2006 four programs totaling 321 man-days of work were completed at a cost of $816,000, all of which was spent in the Cleary Hill mine area. This work included dozer trenching and collection of 9,900 tons of bulk sample from the Beistline, Cleary Roadcut, Cleary High Grade, D8, Red, Alaska, Wackwitz and Currey zones.

During 2007 a total of 28,602 feet of shallow (<78 feet deep) Rotary Air Blast (RAB) drilling was completed in the Cleary Hill mine area (504 holes).  Total approximate expenditures at Cleary Hill Mine prospect in 2007 was $3,651,868. In addition, stripping and stockpiling was completed in the Beistline pit area and along RAB fence 1. At the Beistline pit area, a total of 3,150 tons of low grade material was stockpiled and 1,162 tons of high grade material stockpiled for possible future bulk sample processing. In the Fence 1 area, a total of 6,330 tons of low grade material was stockpiled and 780 tons of high grade material stockpiled for possible future bulk sample processing.  A total of 270 tons of the mineralized material stockpiled from Fence 1 was transported to the pilot-scale gravity processing plant constructed by Freegold on Cleary Creek near the mouth of Wolf Creek. Of this total, 120 tons of material came from the Cleary Hill vein immediately east of the Red Shaft while 150 tons of material came from the Cleary Hill vein in Fence 1 Cut 5. The results from bulk sample processing conducted by Freegold in 2007 are not yet available to the authors. In addition, during 2007 a total of 11,449 feet of shallow (<78 feet deep) Rotary Air Blast (RAB) drilling was completed in the Tolovana mine area (170 holes).  Total approximate expenditures at Tolovana prospect in 2007 was $400,000.

During 2008 a total of 10,063.5feet of diamond core drilling was completed in 26 holes.  A total of 21,139 feet of exploration RAB drilling was completed in 291 holes averaging 63 feet deep.  A total of 19,635 feet of definition RAB drilling was completed in 1,063 holes averaging 18.5 feet deep and sampled on 2.5 foot intervals.  Total approximate expenditures at Golden Summit in 2008 was $3,199,940. In addition, stripping and stockpiling was completed in the Beistline pit area, Fence 1 pit and the Cleary North pit. A total of 28,274 tons of high grade

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material from these pits was transported to and processed at the company’s gravity test plant on Cleary Creek. The final results from bulk sample processing conducted by Freegold in 2008 are not yet available to the authors.

Total expenditures from 1991 through 2006 amount to $8.2 million with an additional $7,391,698 spent in 2007 and 2008.  Work completed during the period 1991 through 2008 is in excess of those amounts required by law and contract.

GEOLOGIC SETTING

Bedrock geology of the Fairbanks Mining District is dominated by a N60-80E trending lithologic and structural trend covering a 30-mile by 15-mile area (Robinson and others, 1990; Newberry and others, 1996). The Golden Summit project is situated in lower to middle Paleozoic metavolcanic and metasedimentary rocks of the Cleary sequence and Fairbanks Schist adjacent to an-east-west trending thrust fault known as the Chatanika thrust (Figure 3). Rocks of the Fairbanks Schist and Cleary Sequences are exposed at Golden Summit in the Cleary antiform, the northern of two northeast trending antiformal belts which form distinctive marker horizons in the mineralized portions of the district. Lithologies within the Cleary Sequence include quartzite, massive to finely laminated mafic to intermediate flows and tuffs, calc-schist, black chloritic quartzite, quartz-sericite schist of hydrothermal origin and impure marble. Lithologies in the Fairbanks Schist include quartz muscovite schist, micaceous quartzite and biotite quartz mica schist. These lithologies have been metamorphosed to the lower amphibolite facies.

Current maps for the Fairbanks District indicated that rocks of the Fairbanks Schist and Cleary Sequence have been over thrust from the northeast by eclogite to amphibolite facies rocks of the Chatanika terrane (Newberry and others, 1996; Figure 3). The Chatanika terrane consists of quartz muscovite schist, carbonaceous quartzite, impure marble, garnet feldspar muscovite schist, and garnet-pyroxene eclogite that have yielded Ordovician Ar40/Ar39 age dates ranging from 470 to 500 Ma (Douglas, 1997). Motion on the Chatanika thrust fault has been dated at approximately 130 million years and resulted in structural preparation of favorable host units in the Chatanika terrane and adjacent lower plate rocks. Diamond drilling and trenching completed on the Golden Summit project by Freegold have encountered Chatanika Terrane rocks over a zone extending up to one mile south of the mapped contact of the Chatanika Terrane. The location of these exposures suggests that the contact between the upper and lower plate is in fact a series of en-echelon low angle structures. This mixed terrane can be distinguished on airborne magnetics maps as a zone of intermediate magnetic intensity that is less than the highly magnetic rocks of the Chatanika Terrane but more magnetic that the Fairbanks Schist. The ramifications of this hypothesis are discussed under “Mineralization”.

Intrusives in the Fairbanks district have yielded Ar40/Ar39 and K-Ar dates of 85-95 million years (Freeman and others, 1996). These intrusives range in composition from diorite to granite and possess elevated Rb/Sr ratios indicative of significant crustal contribution to subduction generated magmas. Several granodiorite to aplite intrusive bodies are present in the Golden Summit project area. The presence of hypabyssal intrusives and sporadic Au-W skarn mineralization in the Golden Summit project area suggests the area may be underlain by more extensive intrusive bodies similar to those on Pedro Dome and Gilmore Dome (Freeman and

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others, 1998). This conclusion is supported by airborne geophysical surveys (DGGS, 1995) and by depth modeling conducted on these airborne data (PRJ, 1998). Mineralization within the Pedro Dome, Gilmore Dome and Dolphin intrusive complexes suggests plutonic rocks pre-date mineralization.

Rocks on the Golden Summit project are folded about earlier northwest and northeast trending isoclinal recumbent fold axes followed by an open folded N60-80E trending event (Hall, 1985). Upper plate rocks of the Chatanika terrane have been affected by more intense northwest and northeast trending isoclinal and recumbent folding followed by folding along the same N60-80E trending axis which affected lower plate rocks. Lithologic packages in both the upper and lower plates are cut by steeply dipping, high angle northwest and northeast trending shear zones, some of which are mineralized (Figure 3). Recent large-scale trenching in the Cleary Hill mine area suggest that numerous low angle structures are present in the Golden Summit project area, some of which are mineralized. Late post-mineral north-south structures with normal motion further dissect the project. Airborne magnetic data in this part of the Fairbanks District indicate the presence of district scale east-west and northeast trending structures which appear to post-date N60-80E folding (DGGS, 1995). Gold mineralization on the Golden Summit project post-dates regional and district scale folding and is contemporaneous with or slightly younger than district-scale northeast trending structures and plutonic activity. Excavations completed in the Cleary Hill area in 2006, 2007 and 2008 clearly indicate that the strike and/or dip of gold-bearing quartz veins were influenced by pre-existing fold geometry. This subject is discussed in more depth under (“Exploration”).

DEPOSIT TYPES

Recent discoveries in the Fairbanks District have outlined a series of distinctive mineral occurrences which appear to be genetically related to mid-Cretaceous plutonic activity which affected a large area of northwestern British Columbia, Yukon, Alaska and the Russian Far East (Flanigan and others, 2000). This work, based on extensive geologic and structural mapping and analytical studies (major and trace element analysis, fluid inclusion microthermometry, 40Ar/39Ar geochronology, and isotope analysis) has provided new information regarding gold metallogenesis in the Fairbanks district (Baker and others, 2006; Burns et al., 1991; Lelacheur et al., 1991; Hollister, 1991; McCoy et al., 1994; Newberry et al., 1995; McCoy et al., 1995). A synthesis of this information (Hart et al., 2002, McCoy et al., 1997) suggests an ore deposit model in which gold and high CO2 bearing fluids fractionate from ilmenite series, I-type mid-Cretaceous intrusions during the late phases of differentiation. The gold is deposited in anastomosing pegmatite and/or feldspar selvage quartz veins. Brittle fracturing and continued fluid convection and concentration lead to concentration of gold bearing fluids in intrusions and schist-hosted brittle quartz-sericite shear zones. Carbonate and/or calcareous metabasite horizons host W-Au skarns and replacement deposits. Structurally prepared calcareous and/or carbonaceous horizons may host bulk-minable replacement deposits. These occur most distal to the intrusions within favorable host rock in the Fairbanks Schist and Chatanika Terrane. The various styles of significant hypogene gold mineralization in the Fairbanks Mining District are portrayed in a schematic cross section in Figure 4 (Lang and Baker, 2001).

Seven different potentially economic gold deposit types have been identified in the Fairbanks district. They are:

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1.

Gneiss or high-grade schist-hosted quartz veins or metasomatic replacement zones proximal to or within causative intrusives. Metals associated include Au, Bi, and As and possibly Cu and W. Pogo (5.6 Moz) and Gil (433,000 oz) are examples of such mineralization.

2.

Stockwork-shear style mineralization hosted in porphyritic intermediate to felsic intrusives. Mineralization contains Au with anomalous Bi, Te, W and trace Mo. There is a strong genetic relationship between host intrusion and gold mineralization. Examples include Fort Knox (7.95 Moz) and Dublin Gulch (+1 Moz).

3.

Porphyritic stockwork with intrusion/schist shear hosted Au-As-Sb with a strong genetic relationship between host intrusion and gold mineralization. Ryan Lode (2.4 Moz) and Dolphin are examples of this type of mineralization.

4.

Base metal ± Au, Ag and W intrusion hosted mineralization with a possible genetic relationship between precious metal mineralization and intrusion. Examples include Silver Fox prospects,

5.

Structurally controlled mineralization hosted by schist-only high angle shear zones and veins. Associated metals include Au, As, Sb, Ag, Pb and W in low sulfide quartz-carbonate veins. Alteration adjacent to veins is pervasive quartz-sericite-sulfide alteration that can extend for up to one mile from the source structure. Deposits were mined heavily prior to World War II and are noteworthy because of their exceptional grades (+1 to +5,000 opt Au). Examples include Cleary Hill (280,000 oz production), Christina (20,000 oz production), American Eagle (60,000 oz production), Hi Yu (110,000 oz production) and Newsboy (40,000 oz production) veins.

6.

Low angle, disseminated, carbonate-hosted Au-As-Sb mineralization associated with brittle thrust or detachment zones distal to generative intrusives. The True North deposit (1.3 Moz) is an example of this type of mineralization.

7.

Shear-hosted monominerallic massive stibnite pods and lenses. Trace As, Au, Ag and Pb but these prospects are noteworthy because they appear to represent the most distal end members of the intrusive gold hydrothermal systems. Examples include the past producing Scrafford and Stampede mines.

MINERALIZATION

Over 63,000 strike feet of mineralized shear zones have been identified within and immediately adjacent to the Golden Summit project (Freeman and others, 1996). The majority of the mineralized shear zones on the eastern end of the project trend N60-80W and dip steeply to the southwest. Shear zones on the western end of the project area predominantly trend N60-80E and dip steeply north. Shear zones in the central portion of the project (centered on the Cleary Hill mine) trend closer to east-west with variable south dips and appear to mark a transition zone from primarily northwest trending, south dipping shears to the east to primarily northeast trending, north dipping shears to the west. Bulk sampling completed in 2006, 2007, and 2008 has exposed mineralized flat-lying (10-30o) structures dipping both to the north and south. The extent and economic significance of these flat-lying structures is uncertain. In addition, exploration activities conducted by Freegold have identified previously unrecognized shear zones trending N30-50W and due north-south (Freeman and others, 1998). These shear zones possess significantly different metal suites than flat-lying structures or N80W and N60E trending shears. These shear zone geometries and their distribution may represent sympathetic structures generated by regional scale shear couples related to Tertiary (post 55 Ma) motion of the Tintina and Denali faults (Flanigan and others, 2000).

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Examination of the spatial arrangement of the +80 known gold occurrences in the Golden Summit area and the geometry of the +63,000 linear feet of documented gold-bearing quartz veins in the area suggest veins tend to cluster into discrete vein swarms. These vein swarms are controlled by a series of district-scale northeast-trending structures regularly spaced approximately 8,000 feet (2.4 km) apart in the Golden Summit area. These structures were first identified as district scale features evident on public airborne geophysical surveys conducted in the mid-1990’s (DGGS, 1995). Their periodicity with respect to clusters of known gold occurrences was unrecognized prior to 2004 when it was recognized on the Golden Summit project (Freeman, 2004). The Eldorado fault, which appears to control mineralization at both the Ryan Lode and the True North deposits, is the best documented of these district scale northeast structures. The Dolphin trend, located parallel to and 8,000 feet east of the Eldorado fault, is the next best-defined northeast-trending structure and probably is critical to the mineralization in the Newsboy, Tolovana, Dolphin and Cleary Hill areas (Figure 5). Approximately 8,000 feet farther east an unnamed northeast-trending structure passes through the Saddle zone where is may be integral to the formation of the highest known density of veins in the district, including those which host gold mineralization at the McCarty, American Eagle, Pioneer and Pennsylvania mines. Eight thousand feet further east, another unnamed northeast-trending structure passes through the Hi Yu mine area and probably is key to the formation of multiple veins in this area of the Golden Summit project. This 8,000-foot periodicity probably extends to the east where northeast structures may control mineralization on Coffee Dome and to the west of the Eldorado Creek fault where they may control gold mineralization in the Treasure Creek area and the Sheep Creek area of Ester Dome.

The other recently recognized feature of gold mineralization in the Golden Summit area is related to the structural relationship between “lower plate” rocks of the Fairbanks Schist – Cleary Sequence and “upper plate” rocks of the Chatanika Terrane. Published maps of the district (Robinson and others, 1990; Weber and others, 1992; Newberry and others, 1996) indicate that the contact between the overlying Chatanika Terrane and rocks of the lower plate are marked by a single north-dipping thrust plane that strikes northeast according to Robinson and others (1990) or east-west according to Newberry and others (1996). Douglas (1997 dated this thrust event at 130 Ma based on data derived from a single core hole drilled by Placer Dome on the south flank of Marshall Dome near the northwestern end of the Golden Summit project. The actual contact between upper and lower plate rocks is not exposed at surface anywhere along its mapped trace so the inferred motion direction (thrust versus low-angle gravity fault) remains uncertain. Regional scale kinematic evidence is permissible for the formation of either gravity or thrust faults.

With the exception of gold and antimony mineralization in the vicinity of the True North deposit, published geologic maps of the district indicate that all of the historic lode gold, tungsten and antimony occurrences in the Golden Summit area are hosted in lower plate rocks. However, reinterpretation of the airborne magnetic data for the Golden Summit project suggests rock with magnetic signatures identical to the Chatanika Terrane (variable but high magnetic susceptibilities) extend considerably farther south than current published geologic maps indicate. In the field, geological and multi-element geochemical data suggest that virtually all of the known lode gold occurrences on the Golden Summit project are hosted in a zone containing structurally mixed lithologies derived from both upper and lower plate rocks. This mixed zone appears to be the result of multiple en-echelon low angle structures separating upper and lower

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plate rocks. If this interpretation is correct, the grade and geometry of gold mineralization in the Golden Summit project area may be controlled in part by physical and/or chemical conditions that existed at the time of mineralization along or adjacent to en-echelon low-angle faults caused by emplacement of the Chatanika Terrane.

The major historic lode gold mines of the Golden Summit project derived their production primarily from steeply dipping northwest and northeast trending high angle, low sulfide, gold-polymetallic quartz veins and shear zones which transect what is now thought to be the mixed upper plate - lower plate rock package at Golden Summit (Hill, 1933; Pilkington, 1969; Metz, 1991; Freeman and others, 1996). These shear zones are characterized by a metal suite containing free gold with variable amounts of tetrahedrite, jamesonite/boulangerite, arsenopyrite, stibnite and scheelite with minor base metals. Fluid inclusion data suggest mineralization was associated with high CO2, low salinity fluids at temperatures averaging 350oC. Lead and sulfur isotope data, tellurium geochemistry and tourmaline compositions suggest a strong plutonic component to the Golden Summit shear hosted mineralization (McCoy and others, 1997).

EXPLORATION

Cleary Hill Mine

The following is an exploration summary for 2008 and unless otherwise noted, all of the exploration work contained in this section was conducted on the Cleary Hill mine prospect on the western Golden Summit project. A detailed summary of work conducted prior to 2007 is presented in Freeman (2008) and will not be summarized in this report.

2008 Diamond Core Drilling

A diamond core drilling program was completed at the Cleary Hill prospect during a 51-day period in February, March and April, 2008. Drilling consisted of 23 holes totaling 8,839.5 feet.  Of this total, 13 holes, totaling 6,757 feet were completed in the Fence 1 area and 10 holes, totaling 2,082.5 feet were completed in the Beistline pit area (Table 1). Core holes were drilled in two areas, testing mineralization on the multiple shear and vein swarms at the Fence 1 and Beistline bulk sample sites.  Because of coarse gold loss concerns, whole core analysis was conducted during the 2008 core drilling program. Procedures followed for this work are presented in “Sample Method and Approach”.

The 2008 Cleary Hill prospect core drilling program had two primary and one secondary goal as follows:

1.

Extension of RAB mineralization: One of the primary goals of the 2008 core program was to extend mineralization from shallow RAB drill holes to depth below the maximum 78-foot depth reached by 2007 RAB holes on Fence 1 and to extend mineralization east along strike from the predominantly southwest-dipping vein swarm identified by trenching and RAB drilling.  Core drilling was successful in

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extending mineralization to depth and along strike and helped quantify important structural information previously inferred from RAB drilling.

2.

Optimum Hole Spacing: The other primary goal of the 2008 Cleary Hill core program was to determine optimum core hole spacing and orientation that would allow reliable resource estimates to be calculated using combined RAB and core hole data. Evaluation of the drilling results suggests resource estimation will require closer spaced core drilling than was conducted in 2008.

3.

Continuity to Depth: A secondary goal of the 2008 Cleary Hill prospect core drilling program was to test the depth extent and grade of structures extending from the Wackwitz vein on the south to the Cleary Hill vein on the north. As expected from previous core drilling in the Cleary Hill area between 1997 an 2004, structural continuity at depth appears promising but grade continuity is unpredictable at the hole spacings utilized in 2008.

Table 1: 2008 core hole summary for the Cleary Hill mine prospect

Hole #	Prospect	Elev. (ft)	Azim. (°)	Angle (°)	TD (ft)
GSDC0801	Cleary Fence 1	1542.60	180	-45	501
GSDC0802	Cleary Fence 1	1556.09	360	-60	201
GSDC0803	Cleary Fence 1	1558.31	360	-60	301
GSDC0804	Cleary Fence 1	1586.48	360	-60	401
GSDC0805	Cleary Fence 1	1599.50	360	-60	750
GSDC0806	Beistline Pit: Pad #1	1565.19	27	-45	107
GSDC0807	Beistline Pit: Pad #1	1566.09	27	-90	197
GSDC0808	Beistline Pit: Pad #2	1567.02	27	-90	217
GSDC0809	Beistline Pit: Pad #2	1567.32	27	-45	240
GSDC0810	Beistline Pit: Pad #3	1567.11	27	-45	241
GSDC0811	Beistline Pit: Pad #3	1566.99	27	-90	211
GSDC0812	Beistline Pit: Pad #4	1566.88	27	-90	215
GSDC0813	Beistline Pit: Pad #4	1566.38	27	-45	239
GSDC0814	Beistline Pit: Pad #5	1565.77	27	-45	196
GSDC0815	Beistline Pit: Pad #5	1565.98	27	-90	219.5
GSDC0816	Cleary Fence 1: 100E	1569.92	360	-60	327
GSDC0817	Cleary Fence 1: 100E	1579.36	360	-60	386
GSDC0818	Cleary Fence 1: 100E	1597.55	360	-60	766.5
GSDC0819	Cleary Fence 1: 100E	1614.08	360	-60	761
GSDC0820	Cleary Fence 1: 200E	1579.41	360	-60	535.5
GSDC0821	Cleary Fence 1: 200E	1591.83	360	-60	404
GSDC0822	Cleary Fence 1: 200E	1600.89	360	-60	671
GSDC0823	Cleary Fence 1: 200E	1624.17	360	-60	752
				TOTAL	8,839.5

Core drilling in 2008 began at Fence 1 with 5 holes drilled on 100 foot spacings along the north-south axis of the 2007 Fence 1 RAB drill pattern (Plate 1). Four of these holes were directed due north while one hole (GSDC0801) was directed due south (Table 1). Two additional north-south core drill lines, each containing 4 core holes, were offset to the east at 100 feet and 200 feet from the main Fence 1 drill line. All holes on the 100E and 200E drill lines were angled

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due north. The resulting drill pattern was a 100 foot by 100 foot grid covering an area 200 feet east-west by 400 feet north-south. The three north-south drill lines are referred to collectively as Cleary Fence 1. A north-south cross sections showing gold result for Fence 1 drilling is presented in Plate 2. Cross sections for Fence 1 100E and Fence 1 200E drilling are presented in Appendix 3.

Most north-directed core holes on Fence 1, including GSDC0805 and GSDC0816-GSDC0823, were targeted for termination beyond the down-dip projection of the Cleary Hill vein swarm. The Cleary Hill vein swarm was exposed in 2007 trenching between 225 feet and 350 feet north of the Fence 1 vein swarm.  The Cleary vein swarm dips on average at 45- 65 degrees southwest and strikes on average between 090 and 124 degrees.  Holes GSDC0801-GSDC0804 were relatively short holes designed to intersect only the Fence 1 vein swarm immediately below the RAB drilling.

Originally, 2008 core drilling at Fence 1 was planned to only test the down-dip and east strike projections of the Fence 1 vein swarm.  The 2008 core drill pattern was determined accordingly, within and to the south of the Fence 1 vein swarm. When drilling through the Cleary Hill vein swarm was added to the goals of the drill program, it became necessary to drill through the 225 foot wide unmineralized zone that lies between the Fence 1 and Cleary Hill vein swarms.  As a result, none of the Cleary Hill vein intercepts are near enough to the surface to constitute bulk sampling targets (Plate 2).

2008 Fence 1 Core Drilling Results

The following is a hole by hole summary of the 2008 core holes in the Fence 1 area. Table 2 presents a summary of significant geochemical results from the Fence 1 drilling. Drill hole collar locations are presented in Plate 1 while a north-south cross section through the Fence 1 drilling is presented in Plate 2. Complete geochemical results can be found in Appendix 2.

The main target within the Fence 1 vein swarm is a 300 foot wide zone of gold mineralization identified by trenching and RAB drilling in 2006 and 2007.  This zone is characterized by several shear zones ranging in width from 2 to 12 feet, dipping southwest or southeast at 45 to 65 degrees, and striking between 076 and 110 degrees (Plate 1).  Mineralization within the shear zones is primarily restricted to quartz veins within the shears. These veins are generally fault bounded giving them limited strike continuity. Veins can occur at the shear zone footwall boundaries, at the hanging wall boundaries, or meandering within the shear zone itself.  Some auriferous quartz veins follow conjugate joint sets between shear zones.  Mineralized quartz veins are typically sub-parallel to nearby shear zones and dip at similar angles.  When hosted in brittle rock units, the veins typically have sharp contacts with the wall rocks. In some competent host rocks, the veins form stockworks of anastomosing veinlets controlled primarily by pre-existing joint sets.

Following evaluation of the 2007 RAB drilling results, it appeared that the Fence 1 vein swarm was comprised of three discrete zones, referred to on the project as the north, middle, and southern sections.  The three sections were separated by varying widths of unmineralized rock.  Following the 2008 core drilling program and subsequent close-spaced RAB definition drilling, it became clear that the three Fence 1 zones are part of two intersecting vein swarms, referred to

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here as the Fence 1 and Wackwitz vein swarms (Plate 1).  Core and RAB drilling indicate these two swarms converge and/or diverge at depth and appear to converge along strike to the east in an area where little or no surface exploration has been done.  The significance of this apparent convergence, if any, remains untested and unclear.

GSDC0801: Drilling results from hole GSDC0801 include 76 feet (259 to 335 foot depth) grading 0.035 opt gold (1.19 gpt). This broad interval contains two distinct mineralized structures, one which grades 0.042 opt (1.43 gpt) over 11.5 feet and another which grades 0.129 opt gold (4.41 gpt) over 14.5 feet. This zone is correlated with the trace of the northern portion of the Fence 1 vein swarm approximately 300 feet down-dip from where it is intersected by 2007 RAB drilling (holes GSRAB07050, and GSRAB07076).  Hole GSDC0801 was drilled at -45° south while all other core holes at Fence 1 were angled to the north. Prior to completion of GSDC08-01, no core drilling at Cleary Hill has ever been angled to the south. GSDC0801 was drilled south to test for the presence of north dipping mineralized structures which would be difficult to detect in north oriented drill holes. Such structures have been seen in the Beistline and Fence 1 bulk sample cuts. In addition, it was hoped that a south oriented hole would provide conformational control to the north oriented holes. The down-side risk to a south oriented drill hole was the possibility of drilling down the dip of a mineralized structure, resulting in misleadingly long intervals of gold mineralization. Fortunately, GSD0801 was not collared in a structure running parallel to the drill hole but the hole did not provide the hoped for control between it and north-angled holes due in large part to the discontinuous nature of the mineralized structures present in Fence 1. Total depth drilled on hole GSDC0801 was 501 feet.

Table 2: Significant intervals from 2008 core drilling on Fence 1, Cleary Hill mine prospect.

Hole #	From (Feet)	To (Feet)	Thickness (Feet)	Au (gpt)	Au (opt)
GSDC0801	259	335	76	1.19	0.035
GSDC0802	4	131	127	1.18	0.034
GSDC0803	148	217	69	1.58	0.046
GSDC0804	7	310	303	0.93	0.027
GSDC0805	115	216	101	1.58	0.046
GSDC0806	89	91.5	2.5	1.71	0.050
GSDC0807	8	13	5	4.46	0.130
GSDC0807	164	171	7	7.36	0.215
GSDC0808	10	18	8	2.13	0.061
GSDC0809	3	8	5	3.40	0.099
	72	87	15	0.74	0.022
	210	224.5	14.5	0.79	0.023
GSDC0810	76	82	6	2.68	0.078
	137.5	143.5	6	6.39	0.186
	194	207	13	1.30	0.038
GSDC0811	11	14	3	1.10	0.032
GSDC0812	145	153	8	3.03	0.088
GSDC0813	99.5	107	7.5	2.78	0.081
	182.5	213.5	31	1.30	0.038
GSDC0814	59	68	9	1.05	0.031
GSDC0815	97.5	116.5	19	0.79	0.023
GSDC0816	15.5	111	95.5	1.31	0.038

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GSDC0817	72	146	74	1.09	0.032
GSDC0818	3	43.5	40.5	1.12	0.033
	221	274	53	0.72	0.021
GSDC0819	95	133	38	0.91	0.027
	175	228	53	0.88	0.026
	405	449	43.5	1.23	0.036
	606	682	76	0.76	0.022
GSDC0820	19.5	74.5	55	6.29	0.184
GSDC0821	132	151	19	1.75	0.051
	324.5	368.5	44	0.69	0.02
GSDC0822	185	268	83	2.16	0.063
GSDC0823	139.5	178	38.5	0.87	0.025
	307	404	97	0.90	0.026

GSDC0802:  Drilling results from hole GSDC0802 include 127 feet (4 to 131 foot depth) grading 0.034 opt gold (1.18 gpt). This interval is correlated with the trace of the northern portion of the Fence 1 vein swarm ranging from near surface to 100 feet down-dip.  The core intercept on this zone is within, and directly beneath, it’s intercept by 2007 RAB drilling (holes GSRAB07073-GSRAB07077, GSRAB07048-GSRAB07052, GSRAB06010-GSRAB06014).  This zone is characterized by closely spaced narrow southwest dipping shears (<5 foot width) containing pervasive sericite alteration and quartz veining with arsenopyrite and antimony oxides. Joint controlled quartz stockwork also is present in the brittle schist unit hosting mineralization.  From 84.5 to 89.5 foot depth, a high grade auriferous quartz vein is intersected by GSDC0802 grading 0.508 opt gold (18.41 gpt) over 5 feet.  This quartz vein was intercepted by RAB drilling in hole GSRAB0714. Total depth drilled on hole GSDC0802 was 201 feet.

GSDC0803: Drilling results from hole GSDC0803 include 69 feet (148 to 217 foot depth) grading 0.046 opt gold (1.58 gpt). This interval is correlated with the northern portion of the Fence 1 vein swarm.  The core hole intersection of the swarm extends grade down-dip 170 feet below its surface projection. Within this zone, mineralization is concentrated in a quartz vein stockwork 10 feet in width at the 148 to 158 foot depth grading 0.125 opt gold (4.30 gpt).  Hole GSDC0803 also intercepted a 38.5 foot wide zone of mineralization grading 0.014 opt gold (0.47 gpt) that is correlated with the middle portion of the Fence 1 vein swarm. This lower grade zone also was intercepted by RAB holes GSRAB0756, and GSRAB0757.  Total depth drilled on hole GSDC0803 was 301 feet.

GSDC0804: Drilling results from hole GSDC0804 include 303 feet (7 to 310 foot depth) grading 0.027 opt gold (0.93 gpt). This interval is correlated with the down-dip projection of the entire Fence 1 vein swarm, and extends grade down-dip approximately 250-275 feet from surface. There is a strong correlation between this 303 foot interval and the southern 300 feet of 2007 RAB drilling at Fence 1.  When averaged, all RAB holes drilled in 2007 in this zone collectively had an average grade of 0.025 opt gold (0.84 gpt).  Within the 303 foot wide zone of mineralization seen in core drilling, hole GSDC0804 intercepted 68 feet (0 to 68 foot depth) which averaged 0.056 opt gold (1.91 gpt).  This interval is correlated with the southern end of 2007 RAB drilling at Fence 1, where holes GSRAB07062 and GSRAB07063 collectively had an average grade of 0.046 opt gold (1.56 gpt). GSDC0804 also intercepted a 5 foot wide quartz

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vein/shear zone (149 to 154 foot depth) grading 0.657 opt gold (22.53 gpt).  This zone is correlated with a structure intercepted in 2007 RAB drilling on holes GSRAB0757 and GSRAB0769. Total depth drilled on hole GSDC0804 was 401 feet.

GSDC0805: Drilling results from hole GSDC0805 include 101 feet (115 to 216 foot depth) grading 0.046 opt gold (1.58 gpt).  Within this zone, a high grade 4.5 foot wide vein grading 0.218 opt gold (7.49 gpt) was intercepted and is correlated with the mid section of the Fence 1 vein/shear zone. The southern section of the Fence 1 vein swarm was well defined between the 133 and 162 feet in hole GSDC0805 which returned 29 feet grading 0.093 opt gold (3.18 gpt).  This intercept is correlated with a 10 foot wide quartz vein-bearing shear zone intercepted by RAB holes GSRAB0762, and GSRAB0763 drilled in 2007. This structure was observed with strike 104 degrees and dip 54 degrees to the south during 2007 and 2008 bulk sample operations.  GSDC0805 was the only hole drilled at the Fence 1 drill line which was intended to reach the down-dip projection of the Cleary Hill vein.  An 18.5 foot wide shear zone with quartz flooded breccia grading 0.014 opt gold (0.48 gpt) was intercepted from the 682.5 to 701 foot depth.  This zone was preceded by a 9.5 foot thick quartz vein swarm in the hangingwall which graded 0.022 opt gold (0.74 gpt).  Although the grades on these structures are low, it is believed that this mineralization is likely the down-dip projection of the 60 degree southeast dipping Cleary Hill vein as measured near the Red Shaft (Plate 1). Total depth drilled on hole GSDC0805 was 750 feet.

GSDC0816: Drilling results from hole GSDC0816 on Fence 1-100E line include 95.5 feet (15.5 to 111 foot depth) grading 0.038 opt gold (1.31 gpt, Appendix 3). Three distinct zones of mineralization occur within this interval. The first is an 8.5 foot wide arsenopyrite rich quartz vein swarm grading 0.133 opt (4.56 gpt).  The second is a 7.5 foot wide arsenopyrite rich quartz vein swarm grading 0.061 opt gold (2.09 gpt).  At 110 to 111 foot depth, there is another 1 foot wide quartz vein grading 1.32 opt gold (45.2 gpt).  Collectively, all three structures are believed to be the strike extension of the northern portion of the Fence 1 vein swarm.  This zone effectively extends the continuity of mineralization for 100 feet to the east of the Fence 1 discovery area. GSDC0816 also was intended to terminate below the down-dip projection of the Cleary Hill vein, estimated to occur about 400 feet down-hole. However, at 305 feet the hole encountered old mine timbers before intercepting a quartz vein swarm grading 0.015 opt (0.53 gpt) over 3.5 feet. The hole lost circulation at the 327 feet and had top be abandoned at that depth due to caving.  The timber intercept was an elevation of 1,306 feet and is believed to be part of the Sub-Level of the Cleary Hill Mine which was driven between the Main and Penrose levels. Total depth drilled on hole GSDC0816 was 327 feet.

GSDC0817: Drilling results from hole GSDC0817 include 74 feet (72 to 146 foot depth) grading 0.032 opt gold (1.09 gpt). Within this zone, mineralization was concentrated in a 13.5 foot wide FeOx rich shear zone with arsenopyrite rich quartz veining grading 0.13 opt gold (4.44 gpt).  This is part of the northern section of the Fence 1 vein swarm and establishes continuity of mineralization approximately 100 feet down-dip from where this zone was encountered in hole GSDC0816. GSDC0817 was also planned to reach the down-dip projection of the Cleary Hill vein.  This hole was abandoned due to loss of circulation at the 384 foot depth.  It is likely that the lost circulation was caused by piecing of the same mine workings that caused abandonment of hole GSDC0816. Total depth drilled on hole GSDC0817 was 386 feet.

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GSDC0818: Drilling results from hole GSDC0818 include 34 feet (3 to 37 foot depth) grading 0.036 opt gold (1.25 gpt).  This interval correlates with the southern section of the Fence 1 vein swarm and extends continuity of mineralization 100 feet east of where it was first intercepted in 2007 RAB drilling on Fence 1. The Fence 1 vein swarm also was intercepted over a 10.5 foot interval (132.5 to 143 foot depth) grading 0.011 opt gold (0.39 gpt). Although this zone was low grade on GSDC0818, continuity of the Fence 1 vein swarm was extended 100 feet east of its interception on hole GSDC0804.  The northern section of the Fence 1 vein swarm was intercepted over a 9 foot interval (221 to 230 foot depth) grading 0.052 opt gold (1.79 gpt) extending continuity approximately 100 feet down-dip from where this zone was encountered in hole GSDC0817.  At the 273 to 274 foot depth, hole GSDC0818 encountered another quartz vein which may be the Colorado vein grading 0.565 opt gold (19.37 gpt).  GSDC0818 was the first hole on the Fence 1- 100E drill line that was drilled deep enough to reach the down-dip projection of the Cleary Hill vein.  An 11.5 foot wide shear zone was intercepted from the 585 to 596.5 foot depth and graded 0.065 opt gold (2.23 gpt).  This is likely the down-dip projection of the Cleary Hill vein and East Fault. Beyond the Cleary Hill vein, drilling intercepted a 41 foot wide zone of mineralization grading 0.025 opt gold (0.86 gpt) including a quartz vein stockwork and shear breccia from the 678.5 to 719.5 foot depth.  This extensive zone of mineralization has been observed to exist beyond the down-dip projection of the Cleary Hill vein in other holes drilled into the Cleary Hill vein to the northwest (Brown and Freeman, 207). Total depth drilled on hole GSDC0818 was 766.5 feet.

GSDC0819: Drilling results from hole GSDC0819 include 34.5 feet (98.5 to 133 foot depth) grading 0.029 opt gold (0.99 gpt) which is correlated with the southern section of the Fence 1 vein swarm.  The middle of the Fence 1 vein swarm was intercepted over a 31 foot interval from 175 to 206 feet which returned 0.043 opt gold (1.49 gpt).  The northern section of the Fence 1 vein swarm was intercepted over a 12.5 foot interval from 405.5 to 418 feet which graded 0.058 opt gold (2.00 gpt).  These three Fence 1 vein swarm intervals extend continuity of mineralization approximately 100 feet down-dip from that encountered on GSDC0818 and 100 feet to the east from hole GSDC0805. GSDC0819 was also drilled deep enough to reach the down-dip projection of the Cleary Hill vein.  Mineralization was concentrated within a 13 foot wide interval from 669 to 682 feet which returned 0.072 opt gold (2.46 gpt). GSD0819 also encountered a low grade envelope adjacent to the Cleary Hill vein. However, unlike the footwall envelope seen in GSD0818 and other Cleary Hill mine area holes, the low grade mineralization in hole GSD0819 was in the hanging wall of the higher grade vein and included a 76 foot wide interval from 606 to 682 feet which returned 0.022 opt gold (0.759 gpt).  Total depth drilled on hole GSDC0819 was 761 feet.

GSDC0820: Drilling results from hole GSDC0820 on Fence 1 line 200E include 55 feet (19.5 to 74.5 foot depth) grading 0.183 opt gold (6.29 gpt).  This interval represents the entire northern section of the Fence 1 vein swarm.  The interception of this zone extends continuity of mineralization 200 feet to the east from where it was first discovered by RAB drilling in 2007 on Fence 1.  Mineralization is concentrated on two intervals within this zone, beginning with 12.5 feet (19.5 to 31 foot depth) grading 0.105 opt gold (3.6 gpt).  The second interval is 16.5 feet wide (58 to 74.5 foot depth) grading 0.529 opt gold (18.14 gpt).  GSDC0820 was drilled with the intent of reaching the down-dip projection of the Cleary Hill vein. Near the 1,288 foot elevation GSDC0820 encountered poor circulation and intercepted a zone of sandy material which appears to be stamp sand tailing that was used as stope backfill in the underground workings of the Cleary Hill Mine. This correlates with the Sub-Level workings encountered in hole GSD0816

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100 feet to the west.  Footwall mineralization, similar to that seen in GSD0818 was encountered in GSD0820 and included shear gouge, quartz breccia, acicular sulfosalts (jamesonite-boulangerite?), and visible gold. This mineralization occurred over a 23.5 foot wide interval (504 to 527.5 foot depth) grading 0.021 opt gold (0.72 gpt).  Total depth drilled on hole GSDC0820 was 535.5 feet.

GSDC0821: Drilling results from hole GSDC0821 include 12.5 feet (133.5 to 146 foot depth) grading 0.068 opt gold (2.32 gpt). This interval represents the northern section of the Fence 1 vein swarm extending continuity of mineralization approximately 100 feet down-dip from its intercept in GSDC0820.  The apparent width of this zone indicates mineralization on the northern end of the Fence 1 vein swarm is narrowing to the east.  The Cleary Hill vein was intercepted on GSDC0821 over a six foot section of shear gouge with quartz breccia and pyrite in black, fine grained sulfide matrix.  Within this zone, a 2 foot interval of quartz vein and shear gouge (324.5 to 326.5 foot depth) graded 0.317 opt gold (10.87 gpt).  The intercept of the Cleary Hill vein occurs at the elevation of 1,311 feet in GSDC0821 and correlates with mineralization and underground workings of the Cleary Hill Mine seen in holes GSDC0816 and GSDC0820.  Hole GSDC0821 was prematurely abandoned at the 404 foot depth due to complete loss of drill fluid circulation. Total depth drilled on hole GSDC0821 was 404 feet.

GSDC0822: Drilling results from hole GSDC0822 include 42.5 feet (185 to 227.5 foot depth) grading 0.013 opt gold (0.46 gpt).  Although this interval is fairly low grade, it is due to dispersal of the quartz veining into widely spaced stringers on the northern section of the Fence 1 vein swarm at this location and is possibly influenced by the ductile nature of the chlorite-albite-schist host rock in this interval.  A high grade 8 inch wide quartz vein surrounded by wall rock alteration and quartz stringers was intercepted by GSDC0822 in two intervals between 266 and 268 foot depth.  Assay results of both intervals had an average grade of 2.24 opt gold (76.94 gpt). Total depth drilled on hole GSDC0822 was 671.5 feet.

GSDC0823: Drilling results from hole GSDC0823 include 24 feet (143 to 167 foot depth) grading 0.034 opt gold (1.17 gpt).   This interval represents the southern section of the Fence 1 vein swarm and extends continuity of mineralization 200 feet east of where the section was discovered during RAB drilling in 2007.  The northern section of the Fence 1 vein swarm was intercepted on GSDC0823 over 25.5 feet (307 to 332.5 foot depth) grading 0.074 opt gold (2.52 gpt).  Included in this interval is what is believed to be the down-dip projection of the same quartz vein seen on hole GSDC0822 between the 266 to 268 foot depth.  This high grade quartz vein is believed to be the same vein seen at surface in Cut#3 of the Fence 1 2007 bulk sample pit where it had a strike of 100 degrees and a dip of 40 degrees.  The dip of this vein is at a lower angle relative to other structures making up the Fence 1 vein swarm.  This means it should converge with the northern section of the Fence 1 vein swarm at depth, where it can be seen within a 6 foot wide interval (326.5 to 332.5 foot depth) grading 0.181 opt gold (6.19 gpt).  GSDC0823 was also drilled deep enough to reach beyond the down-dip projection of the Cleary Hill vein.  Similar to the low grade mineralization in hole GSD0819, hole GSD0823 encountered low grade mineralization in the hanging wall of the Cleary Hill vein where a 60 feet wide zone from 548.5 to 608.5 feet returned 0.020 opt gold (0.69 gpt).  Mineralization was concentrated at the upper contact of this zone where a 5 foot thick shear zone containing quartz breccia (548.5 to 553.5 foot depth) returned 0.139 opt gold (4.77 gpt). Total depth drilled on hole GSDC0823 was 752 feet.

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In summary, the following conclusions can be drawn from the 2008 core drilling program at Fence 1:

1.

Drill results confirmed continuity of grade of the Fence 1 vein swarm at depth below the 2007 RAB drill pattern.

2.

Fence 1 core drilling also extended continuity of mineralization on strike 200 feet east of Fence 1 (through Fence 1, Line 200E).

3.

Hole spacing utilized in 2008 (100 foot square grid) was insufficient to allow reliable grade-tonnage calculation to be conducted.

4.

Intercepts of the Cleary Hill vein suggest is contains high grade mineralization similar to that seen at surface and similar to that mined in the historic underground mine.

5.

Low grade gold mineralization can occur both in the hanging wall and in the footwall of the Cleary Hill vein system. The reasons are unclear why the low grade mineralization forms where it does and what causes it to be concentrated above and/or below the higher grade veins.

2008 Beistline Core Drilling Results

Upon completion of hole GSDC0805 at Fence 1, drilling operations were moved to the Beistline pit. Holes GSDC0806 through GSDC0815.  These ten holes were drilled from 5 pads spaced 100 feet apart along the strike of the Beistline structure striking at approximately 124 degrees.  Table 2 presents a summary of significant geochemical results from the Beistline pit drilling. Drill hole collar locations are presented in Plate 1. Complete geochemical results can be found in Appendix 2. Cross sections through the 2008 Beistline core drilling are presented in Appendix 3.

The objective of core drilling at Beistline was to test mineralization on the down dip extension of the southwest dipping Beistline vein swarm which was previously identified by bulk sampling and trenching in 2006 and RAB drilling in 2007.  The Beistline vein swarm, which includes other known mineralized structures in both the footwall and hangingwall of the main Beistline shear, dips between 45 and 65 degrees southwest and strikes between 110 and 124 degrees.  Holes at Beistline were drilled as close to perpendicular to the strike of the Beistline structure as possible and when drilled other than vertical were oriented at azimuth 027 degrees. Two holes were collared at each drill pad set-up with one vertical and one angle hole at each pad. This allowed testing of mineralized structures slightly below the elevation of the bottom of the 2006 Beistline bulk sample pit and the vertical holes tested mineralization down dip on these structures below the reach of conventional RAB drilling.

GSDC0806: Hole GSDC0806 was collared approximately 95 feet southwest of the Beistline shaft and was oriented at 027 degrees with an angle of -60 degrees. Hole GSDC0806 was drilled with the expectation of reaching the Beistline shear at a depth of 60 feet and was designed to terminate just beyond the Beistline shear zone. Drilling results from hole GSDC0806 include 9.5 feet (10.5 to 20 foot depth) grading 0.013 opt gold (0.46 gpt).  This intercept is on the B1 structure which is a discrete As + Sb bearing shear zone with pervasive sericite alteration and fragmented polyphase quartz veins The B1 shear has a strike of 114 degrees and dips 60 degrees southwest.  The B1 shear was initially discovered during 2006 trenching, and then explored further during the 2007 Beistline RAB drill program and 2007 bulk sample program.  Three

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shear zones were intercepted in the footwall of the B1 shear in GSDC0806, at 61-61.5 feet, 67-69 feet, and 76-81 feet.  Collectively these quartz-bearing shears are believed to be the main Beistline structure exposed in the open cut immediately above the drill intercepts. Collectively these shear zones graded 0.011 opt gold (0.37 gpt).  Beyond the footwall boundary of the Beistline shear zone a FeOx rich, fractured quartz vein was intercepted from 89 to 91.5 feet.  This structure, which will be referred in this report as BSTFW1, had grade of 0.05 opt gold (1.71 gpt) over a 2.5 foot interval. Total depth drilled on hole GSDC0806 was 107 feet.

GSDC0807: Hole GSDC0807 was drilled with the expectation of reaching the Beistline shear at a depth of 160 feet and was oriented vertically.  Drilling results from hole GSDC0807 include 5 feet (8 to 13 foot depth) grading 0.13 opt gold (4.46gpt), correlated with the B1 structure.  The Beistline shear zone was intercepted between the 164 and 171 feet and returned 0.215 opt gold (7.36 gpt) over 7 feet.  Similar to its intercept in GSDC0806, the Beistline shear zone in GSDC0807 is composed of splayed fault planes and multiple quartz veins and stringers showing multiple directions of slickensides.  This intercept extends continuity of mineralization on the Beistline shear zone down-dip 32 feet from where intercepted by GSDC0806.  Considering both intercepts of the Beistline shear on holes GSDC0806 and GSDC0807, the weighted average grade is 0.113 opt gold (3.88 gpt).  However it is clear that grade variability along the dip of the Beistline shear is significant over a short distance, with the interval in GSDC0806 coming in an order of magnitude lower grade than the Beistline shear intercept only 32 feet away in hole GSDC0807. As in hole GSDC0806, beyond the footwall boundary of the Beistline shear zone BSTFW1 was intercepted over a 6 foot width from 181.5 to 188 feet and returned 0.027 opt gold (0.93 gpt). Total depth drilled on hole GSDC0807 was 197 feet.

GSDC0808: Hole GSDC0808 was drilled with the expectation of reaching the Beistline shear at a depth of 160 feet, and was oriented vertically.  Drilling results from hole GSDC0808 include 8 feet (10 to 18 foot depth) grading 0.061 opt gold (2.13 gpt), which is the intercept of the B1 structure.  The Beistline shear zone was intercepted on GSDC0808 between 132 and 139 feet, grading 0.018 opt gold (0.62 gpt) over 4 feet.  The BSTFW1 was intercepted on GSDC0808 between 166 and 170 feet, grading 0.028 opt gold (0.97 gpt) over 4 feet.  An additional significant mineralized shear zone was discovered in the footwall of BSTFW1 on GSDC0808 and is referred to in this report as BSTFW2.  BSTFW2 was intercepted in GSDC0808 at 184 to 198 feet with a grade of 0.012 opt gold (0.41 gpt) over 14 feet.  Total depth drilled on hole GSDC0808 was 217 feet.

GSDC0809: Hole GSDC0809 was oriented at 027 degrees at an angle of -60 degrees. GSDC0809 was the first angle hole drilled at Beistline with the intent of testing mineralization in the footwall of the Beistline shear zone.  Total depth of drilling on GSDC0809 was limited to the downward projection of the northern boundary of the Idaho Quartz Patent claim.  Drilling results from hole GSDC0809 include 5 feet (3 to 8 foot depth) grading 0.099 opt gold (3.40 gpt), which is the intercept of the B1 structure.  The Beistline shear zone was intercepted on GSDC0809 between the 72 and 87 foot depth, grading 0.022 opt gold (0.74 gpt) over 15 feet.  BSTFW1 on GSDC0809 was intercepted at the 100 to 103.5 foot depth grading 0.029 opt gold (0.99 gpt) over 3.5 feet. This interval was composed of FeOx stained quartz veining. Two more significant mineralized shear zones were discovered in the footwall of BSTFW1 shear zone.  The first was a 12.5 foot wide FeOx stained shear zone containing multiple quartz veins at 135.5 to 148 feet.  This structure, which will be referred in this report as BSTFW2, graded 0.037 opt gold (1.27 gpt) over 12.5 feet.  The second structure, referred to here as BSTFW3, was intersected at 176 to

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224.5 feet depth and returned 0.015 opt gold (0.53 gpt) over 48.5 feet.  Within this zone of multiple conjugate shear planes are two main structures where mineralization is concentrated.  The first is a shear with quartz veining at 176 to 178.5 feet grading 0.056 opt gold (1.93 gpt).  The second is composed of shear breccia with quartz veining which is 14.5 feet wide at 210 to 224.5 feet grading gpt). Total depth drilled on hole GSDC0809 was 240 feet.

GSDC0810: Hole GSDC0810 was oriented at 027 degrees with an angle of -60 degrees.  Total depth of GSDC0810 was limited to the downward projection of the northern boundary of the Idaho Quartz Patent claim.  Drilling results from hole GSDC0810 include 7 feet (2 to 9 feet depth) grading 0.007 opt gold (0.24 gpt), which is correlated with B1 structure.  Previously this has been referred to as "bleed" mineralization at Beistline where hydrothermal fluids appear to have migrated along foliation planes (generally parallel to original bedding) between the B1 and Beistline shears. Typically the bleed mineralized zones at Beistline are of considerably lower grade than shear gouge containing competent or broken quartz veins closer to the main shear zones. The Beistline shear zone was intercepted in GSDC0810 between the 76 and 82 foot depth, grading 0.078 opt gold (2.68 gpt) over 6 feet.  BSTFW1 was encountered at 110 to 127.5 feet and is characterized by shear breccia with broken quartz veins and abundant mm scale vuggy quartz stringers with SbOx and FeOx staining.  Grade over 110 to 127.5 feet was 0.022 opt gold (0.75 gpt).  The BSTFW2 structure in GSDC0810 was intercepted at 137.5 to 143.5 feet and returned 0.186 opt gold (6.39 gpt) over 6 feet.  This interval of BSTFW2 shear zone is characterized by heavy FeOx staining and slickensides with quartz stringers along the footwall boundary of a 20 foot wide shear zone.  The BSTFW3 structure in GSDC0810 was intercepted at 194 to 207 feet and returned 0.038 opt gold (1.30 gpt) over 13 feet.  Gold mineralization in this BSTFW3 intercept is characterized by FeOx stained shear breccia with multiple quartz veins and quartz stringers. Total depth drilled on hole GSDC0810 was 241 feet.

GSDC0811: Hole GSDC0811 was drilled vertically.  Results from drilling on GSDC0811 include 3 feet (11 to 14 foot depth) grading 0.032 opt gold (1.10 gpt), which is correlated with the B1 shear zone. The B1 at this location is characterized by grey shear gouge containing crushed quartz. GSDC0811 is the first core hole at Beistline where a discrete vein was intersected between the B1 and Beistline main shear zone. This vein, referred to here as the Beistline hangingwall vein (BSTHWV), was intercepted at the 159.5 to 160 foot depth and returned 0.018 opt gold (0.63 gpt) over 0.5 feet.  The Beistline shear zone was intercepted in GSDC0811 between 93 and 111 feet, grading 0.022 opt gold (0.74 gpt) over a 6 foot interval.  Total depth drilled on hole GSDC0811 was 211 feet.

GSDC0812: Hole GSDC0812 was drilled vertically.  Results from drilling on GSDC0812 include 3.5 feet (13 to 16.5 foot depth) grading 0.019 opt gold (0.64 gpt), which is the intercept of the B1 structure. The B1 at this location is characterized by grey-yellow sericite-rich shear gouge with quartz vein stringers at the footwall boundary. BSTHWV was intercepted at 63 to 80.5 feet, and was characterized by two shear splays with quartz breccia and gouge.  Mineralization in this zone was concentrated between 73 and 80.5 feet grading 0.017 opt gold (0.57 gpt). The Beistline shear was intercepted at 145 to 153 feet and returned 0.088 opt gold (3.03 gpt). The Beistline shear at this location is characterized by FeOx stained quartz breccia surrounded by sub-centimeter scale quartz stringers.  The BSTFW1 and BSTFW2 were intercepted on GSDC0812 between 174 and 193.5 feet as two closely spaced, but distinct, shear zones.  Collectively these two shear zones had a weighted average grade of 0.022 opt gold (0.764 gpt) over 5 feet.  Total depth drilled on hole GSDC0812 was 215 feet.

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GSDC0813: Hole GSDC0813 was oriented at 027 degrees with an angle of -60 degrees.  Total depth of GSDC0813 was limited to the downward projection of the northern boundary of the Idaho Quartz Patent claim.  Drilling results from hole GSDC0813 include 5 feet (3 to 8 foot depth) grading 0.011 opt gold (0.36 gpt), which is the B1 structure.  The BSTHWV was intercepted at 50.5 to 52 feet, grading 0.115 opt gold (3.94 gpt). It was characterized by broken quartz vein in a fault zone.  The Beistline shear zone was intercepted in GSDC0813 between 74 and 77 feet, grading 0.010 opt gold (0.35 gpt) over 3 feet.  Poor core recovery from 75-79 feet resulted in a low level of confidence in the reported grade and width of the structure. From 71 to 79 feet, core recovery was 38%.  A 1 foot wide plug of sand was recovered from 74 to 75 feet and is believed to be evidence of possible underground mine workings. BSTFW1 in GSDC0813 was intercepted at 99.5 to 107 feet and returned 0.081 opt gold (2.78 gpt) over 7.5 feet, Mineralization was composed of sheared grey mottled quartz vein.  The BSTFW2 structure was intercepted at 119.5 to 127.5 foot depth grading 0.011 opt gold (0.36 gpt) over 8 feet.  The BSTFW3 structure was intercepted at 182.5 to 213.5 feet grading 0.038 opt gold (1.30 gpt) over 31 feet.  BSTFW3 at this interval is characterized by FeOx stained shear breccia with multiple quartz and calcite veins. Total depth drilled on hole GSDC0813 was 239 feet.

GSDC0814: Hole GSDC0814 was oriented at 027 degrees at an angle of -60 degrees.  Total depth was limited to the downward projection of the northern boundary of the Idaho Quartz Patent claim.  Drilling results from hole GSDC0814 include 3.5 feet (20 to 23.5 foot depth) grading 0.034 opt gold (1.17 gpt).  This interval is the BSTHWV, characterized by a thin 0.5 foot wide shear zone with crushed quartz.  Anomalous gold mineralization between BSTHWV and the Beistline shear was intercepted at 36 to 45 feet grading 0.004 opt gold (0.14 gpt) over 9 feet. Although this zone was characterized by low grade sericite alteration and quartz vein fragments at this location, this is similar to results from definition RAB drilling further updip on this zone.  The Beistline shear was intercepted at 59 to 68 feet grading 0.031 opt gold (1.05 gpt) over 9 feet.  Core recovery results for the 13 feet of drilling in and around the Beistline shear between the 57 and 70 foot depths was 50%.  Two mineralized zones in the footwall of the Beistline shear were intercepted on GSDC0814 and are believed to be BSTFW2 and associated shear splays from this structure.  At 134 to 138 feet a FeOx stained quartz vein/shear graded 0.033 opt gold (1.13 gpt).  At 148 to 155 feet, a wide shear zone with sheared quartz vein graded 0.027 opt gold (0.91 gpt). Total depth drilled on hole GSDC0814 was 196 feet.

GSDC0815: Hole GSDC0815 was drilled vertically and was the final hole drilled in 2008 at Beistline.  Results from drilling on GSDC0815 include 3 feet on the BSTHWV (51 to 54 feet) grading 0.033 opt gold (1.14 gpt).  The Beistline shear was intercepted at 93 to 108 feet but poor recovery allowed sampling only from 102 to 108 feet. This interval returned 0.018 opt gold (0.6 gpt) over 6 feet.  BSTFW1 was intercepted from 134 to 142 feet grading 0.019 opt gold (0.66 gpt).  BSTFW1 at this interval is characterized by FeOx stained shear breccia and fragmented quartz veining.  BSTFW2 was intercepted at the 154 to 169 foot depth.  A 1 foot wide fault with shear gouge breccia and crushed quartz was present at 154 feet.  This shear was followed by multiple quartz stringers in the footwall from 159.5 to 169 feet grading 0.021 opt (0.73 gpt). Total depth drilled on hole GSDC0815 was 219.5 feet.

In summary, the following conclusions can be drawn from the 2008 core drilling program at the Beistline pit area:

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1.

The 2008 core drilling program at the Beistline pit area defined continuity on six mineralized structures (Beistline shear, BSTFW1, BSTFW2, BSTFW3, BSTHWV, the B1 shear) for a linear distance of 400 feet at the Beistline pit.

2.

The Beistline shear appears to be a master controlling structure and an extension of the East Fault identified further west in the underground workings of the Cleary Hill Mine.

3.

Core drilling at Beistline confirmed the previously unknown existence of multiple sub-parallel mineralized shears and veins (BSTFW1-BSTFW3) in the footwall of the Beistline shear which are either separate structures or splays of the main Beistline shear.

4.

The B1 and BSTHWV are mineralized structures in the hangingwall of the Beistline shear and appear to converge with the main Beistline structure.  This is further evidence to support the view that Beistline is a master structure and shears and veins in its hangingwall are splays off of the Beistline shear.

5.

Results from core drilling at Beistline confirm the high degree of grade variability on all structures along strike and downdip, similar to other mineralized veins and shears at Cleary Hill.

6.

Knowledge attained from core drilling at Beistline in 2008 will help to predict behavior of the Beistline and surrounding mineralization in its hangingwall and footwall moving southeast toward the Fort Apache and Anna Marry prospects.

7.

 Core drilling at Beistline also indicates mineralization is likely to continue northwest in the footwall of the Beistline/East fault structure into an area of the Cleary Hill mine prospect that as not been previous mined or explored from surface.

2008 Exploration RAB Drilling

In the spring of 2008, Freegold initiated an exploration RAB drilling program at Cleary Hill, drilling a total of 5,421 feet on two separate occasions from 2/13/08 to 3/07/08, and from 6/02/08 to 6/05/08. A total of 73 RAB holes were completed on two separate drill fences to test the multiple shear and vein swarms known to exist west of Fence 1 (Fence 24), and west of the Beistline pit (Fence 21).  Both RAB fences intercepted multiple significant grade-thickness intervals which correlate with veins and shear zones encountered in previous RAB drilling and bulk sample pit excavations.

Fence 24 - Background: RAB drilling in 2008 began at Fence 24 with 56 holes drilled on 20 foot spacing along the Cleary haul road west of Fence 1 (Holes GSRAB080675- GSRAB080730).  Fence 24 drilling occurred from 2/13/08 to 3/07/08 and was split into two segments which are referred to as Fence 24E and Fence 24W.  The segments straddle either side of the Fence 4 RAB drill line drilled during spring of 2007 (Plate 1).  Each segment of Fence 24 consists of a triangular drill pattern with a single line of holes spaced 20 feet apart and a parallel line offset 10 feet in the x and y directions, giving the drill grid a 14 by 20 foot triangular pattern.

The objective of RAB drilling at Fence 24 was to determine the density and structural controls on gold mineralization on the vein swarm known to exist between Fences 1 and 4 (tested by Fence 24E, and between Fences 4 and 5 (tested by Fence 24W).  Fence 24 is located on the Cleary haul road and required no surface preparation to begin RAB drilling.  Because of the

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inherent nature of drilling through the compacted road base, near surface intervals on most holes had to be discarded to allow sample results to begin at the bedrock surface.  The location map for the Fence 24 RAB drilling is presented in Plate 1. Complete geochemical results can be found in Appendix 2. Cross sections through the Fence 24E and 24W RAB drilling are presented in Appendix 3. Significant RAB drill intercepts from drilling on Fence 24E are presented in Table 3.

Fence 24E: Fence 24E is made up of 29 RAB holes, all of which were oriented at -90 degrees (Holes GSRAB080675- GSRAB080703).  When possible, RAB holes on Fence 24E were drilled to a depth of 78 feet. The total length of the drill pattern on Fence 24E was 280 feet.  Gold mineralization at Fence 24E was concentrated on two distinct zones which are both correlated with structures seen in nearby RAB drilling on Fence 4.

The first of the two mineralized zones intercepted in Fence 24E (Zone 1) is correlated with gold mineralization intercepted by RAB drilling on Fence 4, holes GSRAB07194-198, approximately 140 feet west of Fence 24E   Fence 24E intercepted this zone of mineralization on holes GSRAB080682-0686 and  GSRAB080693-0695 (Table 3).  The zone is characterized on both Fence 4 and Fence 24E RAB drilling by chlorite-schist with FeOx stained quartz veining.  Although the correlation is tentative, it is possible that this zone is the western extension of similar mineralization seen 440 feet to the east at Fence 3 on holes GSRAB07144-145.  Additional exploration by RAB drilling or surface trenching will need to be completed to confirm structural continuity between Fence 24E and Fence 3.

Table 3: Significant intercepts on RAB Fence 24E.

Hole #	From (Feet)	To (Feet)	Thickness (Feet)	Au (gpt)	Au (opt)
682	24	48	24	1.3	0.038
684	33	72	39	8.9	0.26
including	42	72	30	11.2	0.326
including	42	48	6	31.5	0.919
685	3	63	60	1.7	0.048
including	57	63	6	8.1	0.235
694	15	36	21	5.6	0.162
including	27	33	6	13.9	0.405
695	36	69	33	2.8	0.083
including	36	54	18	4	0.116
699	9	60	51	1.6	0.045
including	15	27	12	4.1	0.118
702	63	72	9	2.4	0.069
703	48	69	21	1.1	0.031

The second significant zone of mineralization (Zone 2), occurred on holes GSRAB080699-0702 and is correlated with hole GSRAB07191 on Fence 4.  The zone is characterized on both Fence 4 and Fence 24E RAB drilling by auriferous quartz veining absent of associated shear gouge.  Although the correlation is tentative, it is possible that this zone is the western extension of similar mineralization seen 490 feet to the east at Fence 3 on hole

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GSRAB07139.  Additional exploration by RAB drilling or surface trenching will need to be completed to confirm structural continuity between Fence 24E and Fence 3.

Fence 24W: Fence 24W consisted of 27 RAB holes (holes GSRAB080704- GSRAB080730), all of which were vertical.  When possible, RAB holes on Fence 24W were drilled to a depth of 78 feet.  The total length of the drill pattern on Fence 24W was 256 feet.  The two structures with significant mineralization that were intercepted on Fence 24E were intercepted as well in Fence 24W although gold grades on Fence 24W were generally lower and mineralization was present over fewer intervals.  Although the correlation is tentative, it is possible that Zone 1 and 2 seen on Fence 24E, Fence 4, and Fence 24W is the eastern extension of mineralization seen on RAB holes GSRAB07517-524 on Fence 5, 250 feet west of Fence 24W.  Additional exploration by RAB drilling or surface trenching will need to be completed to confirm structural continuity between Fence 24E and Fence 5.

Zone 2 encountered in Fence 24E was intercepted in Fence 24W in holes GSRAB08708-710  Within this zone, mineralization was concentrated at hole 709, grading 0.076 opt gold (2.60 gpt) over 36 feet on 12 three-foot intervals.  Significant RAB drill intercepts from drilling on Fence 24W are presented in Table 4.

Table 4: Significant intercepts on RAB Fence 24W.

Hole #	From (Feet)	To (Feet)	Thickness (Feet)	Au (gpt)	Au (opt)
709	39	75	36	2.6	0.076
including	39	60	21	3.9	0.114
714	30	36	6	2.1	0.061
720	24	30	6	1.8	0.053

Fence 21: Exploratory RAB drilling in 2008 at Cleary Hill concluded with the completion of Fence 21 (Holes GSRAB080949- GSRAB080966).  Fence 21 consisted of 18 holes drilled on 20 foot spacing along the trace of exploration trench BST0608, which was excavated and channel sampled in 2006.  Fence 21 was drilled from 6/02/08 to 6/05/08 and was located 45 feet to the west of the 2007 Beistline pit high wall. The location map for the Fence 21 RAB drilling is presented in Plate 1. Complete geochemical results can be found in Appendix 2. Cross sections through the Fence 21 RAB drilling are presented in Appendix 3.

The objective of RAB drilling at Fence 21 was to intercept and test mineralization on multiple veins and shear zones known to exist south of Fence 1 between the Fence 1 vein swarm and the Wyoming vein (Freeman, 2008).  Significant RAB drill intercepts from drilling on Fence 21 are presented in Table 5.

Table 5: Significant gold intercepts on RAB Fence 21

Hole #	From (Feet)	To (Feet)	Thickness (Feet)	Au (gpt)	Au (opt)
950	21	33	12	0.76	0.022
including	42	48	6	1.89	0.055

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956	0	12	12	0.87	0.025
including	0	6	6	1.03	0.030
957	48	57	9	0.62	0.018
964	42	54	12	1.90	0.055
including	45	51	6	3.16	0.092
965	24	30	6	1.51	0.044

The results from Fence 21 RAB drilling indicate the presence of multiple gold-bearing structures south of the Fence 1 vein swarm. Given the discontinuous grade continuity observed in other veins and shear swarms in the Cleary Hill area, additional drilling will be required to determine the extent and significance of the mineralized intervals encountered in Fence 21.

2008 Definition RAB Drilling

Background: The purpose of the 2008 definition RAB drilling program was to collect sufficient data in proposed bulk sample pits to allow accurate grade-tonnage models to be constructed.  These data would be the primary tool used in grade control during bulk sampling.  A 2D model would allow geologists in the pit to control bulk sampling with cross sectional assay data and track structures laterally across pits with grade plan maps.  Geochemical assay data cross sections and plan view grade maps were generated primarily from 2008 definition RAB drilling assay results, but also included previously collected data from past core and RAB drill programs.

The definition RAB drill program at Golden Summit commenced in June 2008.  This program was commenced several weeks ahead of planned bulk sampling at the Beistline and Fence 1 pits and was a departure from exploratory RAB drilling in several ways. The sample technique, including the sample interval width, was changed for definition RAB drilling (see Sample method and Approach).  Definition RAB drill holes were placed on a 10 foot x 10 foot grid pattern at the Beistline and Fence 1 pits to insure adequate coverage of mineralized structures along both strike and at depth.  Drill depths varied but were designed to push drilling to a common elevation at each of the bulk sample sites.

The only exception to the above-outlined drill pattern was the limited scale definition RAB drilling conducted in the Cleary North area. RAB drilling at Cleary North was limited to double lines of offset holes focusing on following the strike projections of several known mineralized veins and shears in the vicinity of the Cleary Hill vein.

Beistline Pit Definition RAB Drilling: Definition RAB drilling at Beistline commenced on 6/05/08 and terminated on 7/22/08. During the program, a total of 5,813 samples were collected from 14,165 feet of drilling in 702 holes.  Definition RAB holes at Beistline were designated as PRAB08B001-PRAB08B598, and PRAB08B600- PRAB08B703.  The Beistline pit RAB grid covers the entire 2007 Beistline bulk sample pit floor level 1 and extends west to Fence 2, previously drilled in 2007.  The RAB grid also covers most of the same ground drilled in 2007 in exploratory RAB drilling Fences 9 through 13.  Total area covered by the Beistline definition RAB grid is 92,227 square feet (2.1 acres). The location map for the Beistline pit definition drilling is presented in Plate 1. Complete geochemical results can be found in

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Appendix 2. Cross sections through the Beistline pit definition RAB drilling are presented in Appendix 3.

Definition RAB drilling helped define gold grade across the entire Beistline pit, and was the primary source of data utilized to construct grade cross sections used for grade control on two levels of proposed bulk sampling.  Based off of previous work, which identified significant gold mineralization at Beistline on structures extending to at least 1,536 feet elevation, bulk sampling was proposed to reach this level with two 10 foot vertical lifts below the 1,556 elevation of the Beistline pit. All holes of the 2008 Beistline definition RAB grid were drilled to the 1,536 foot elevation.  These holes varied in depth, determined by variations of the local surface elevation.  For reference, the 1,556 foot elevation is Beistline pit floor level 1, the 1,546 foot elevation is Beistline pit floor level 2 and the 1,536 foot elevation is Beistline pit floor level 3.

Because previous exploration drilling existed within the Beistline  2008 definition RAB grid, when possible, new holes were eliminated from the grid to avoid twinning of old/new holes.  Every effort was made to maintain 10 foot spacing between old and new hole collars.  This was accomplished with a variation of ±2 feet.  The Beistline definition RAB grid was oriented along lines trending 124 degrees, parallel to the strike of the Beistline shear.  Based on assay data from previous work, the Beistline and B1 shears were the main targets for 2008 Beistline pit definition RAB drilling.

The 2008 geochemical assay data for Beistline pit drilling correlated well with previous drill assays collected on known mineralized structures in the vicinity of the Beistline pit.  Exploration RAB drilling in the Beistline pit in 2007 identified 3 major mineralized structures:  the Beistline, B1 and Beistline Hanginwall Vein (BSTHWV).  The Beistline shear was excavated and bulk sampled in 2006.  Fences 12 and 13, drilled in 2007, extended its known strike length 125 feet along strike to the northwest.  Definition RAB drilling in 2008 extended mineralization on the Beistline shear another 250 feet to the northwest and confirmed continuation of the Beistline strike at 124 degrees.

RAB fences 9–11 were drilled in 2007 along the strike of the Beistline shear to explore potential mineralization in the hangingwall of the Beistline shear.  A sub-parallel mineralized shear zone was discovered during this drilling and is referred to as the B1 shear.  Definition RAB drilling in 2008 further defined the strike length, width, and grade of the B1 shear across 650 feet of the 2008 RAB grid.  The B1 shear was observed in 2008 definition RAB drilling converging with the Beistline shear at a strike of 114 degrees.  The projected intersection of these two shear zones is approximately 250 feet east of hole GSDC0806. The actual intersection of the B1 and Beistline vein systems is not exposed so the paragentic relationship between these two veins is uncertain.

Another mineralized structure referred to in the core drilling section of this report as the Beistline hangingwall vein (BSTHWV), was further defined by 2008 definition RAB drilling.  This structure was intercepted by Fence 10 in 2007 RAB drilling near the west end of the 2006 Beistline bulk sample pit.  During 2008 definition RAB drilling, BSTHWV was also observed converging with the Beistline shear and like the B1 had a strike of 114 degrees.  The projection of the BSTHWV east from its last confirmed intercept in hole PRAB08B479 suggests the BSTHWV should intersect the Beistline shear in the 2006 bulk sample pit approximately 200 feet east of PRAB08B479. The actual intersection of the BSTHWV and Beistline vein systems is

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not exposed in the 2006 bulk sample pit so the paragentic relationship between these two veins is uncertain.

As a first step in grade control exercises, significant mineralized intervals from the RAB drilling in the Beistline pit area were sorted by grade.  Results are shown in Table 6.

Table 6: Significant intervals of Beistline definition RAB drilling.

Assay Grade (Au)	Number of 2.5 foot intervals	% of total intervals	Tons (10x10x2.5 foot block)
+ 30 gpt	6	0.10	111.1
10 - 29.99 gpt	30	0.52	555.6
5 - 9.99 gpt	44	0.77	814.9
2 - 4.99 gpt	109	1.90	2018.7
1 - 1.99 gpt	251	4.38	4648.5
0.5 - 0.99 gpt	588	10.26	10889.8

Plate 4 is a plan view map showing the relationship between RAB drilling results and mineralized structures in the Cleary Hill mine area. A more complete discussion of the utilization of these data is presented below under “2008 Bulk Sampling”.

Fence 1 Pit Definition RAB Drilling: Definition RAB drilling at Fence 1 commenced on 7/23/08 and terminated on 8/08/08.  During the program, a total of 1,756 samples were collected from 4,160 feet of drilling in 294 holes. Definition RAB holes at Fence 1 were designated as PRAB08F001 to PRAB08F294. Fence 1 definition drilling was cut short to 294 holes from an original proposed 516 hole grid due to budget considerations.  The Fence 1 definition RAB grid helped to define gold grade on the eastward projection of the Fence 1 vein swarm, 145 feet east of its discovery on Fence 1 in 2007.  The 2008 grid is also centered on the up-dip projection of mineralized structures intercepted in the 2008 Fence 1-100E core drilling program. Total area covered by the Fence 1 definition RAB grid is 30,969 square feet (0.71 acres). The location map for the Fence 1 definition drilling is presented in Plate 1. Complete geochemical results can be found in Appendix 2. Cross sections through the Fence 1 definition RAB drilling are presented in Appendix 3.

In 2007, bulk sampling at Fence 1 was conducted on five N-S oriented, 50 foot wide cuts. Elevation differences of approximately 10 feet existed between each cut floor level.  The two southernmost cuts from 2007 (cut #s 1 and 2) hosted mineralization identified as a potential bulk sample target for 2008.  Because of this, 2008 definition RAB drilling was directed to the east of these cuts #1 and 2.  The cut #1 floor elevation is 1,545 feet, and the cut #2 floor elevation is 1,535 feet.  Definition RAB holes drilled in 2008 east of 2007 Fence 1 cut #1 were drilled to the 1,545 foot elevation and RAB holes drilled to the east of  2007 Fence 1 cut #2 were drilled to the 1,535 foot elevation.

Ground preparation for 2008 definition RAB drilling in the Fence 1 area began with the removal and stockpiling of organic and soil overburden.  All removed organic and soil overburden material was hauled to a stockpile area approximately 400 feet to the southwest of Fence 1 and stockpiled separately for future reclamation purposes.  As in the Beistline pit, 2008 Fence 1 RAB holes were drilled to varying depths but to a common elevation. The depths of

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2008 definition RAB drilling allowed for one level of bulk sample stripping on both the Cut #1 and Cut #2 benches in Fence 1.

Geochemical assay results from Fence 1 definition RAB drilling correlated well with results from previous RAB drilling at Fence 1.  Exploration RAB drilling in 2007 identified the Fence 1 vein swarm as a 330 foot wide zone of mineralization with an average strike of 095 degrees and average dip of 60 degrees southwest.  Definition RAB drilling in 2008 defined the near surface extension of gold grade on this zone 110 feet east of 2007 Fence 1 exploration RAB drilling.  2008 definition RAB drilling also enabled correlation of near surface mineralized structures on the Fence 1 vein swarm with 2008 core and 2007 RAB drilling.

After reviewing assay data from the Fence 1 definition RAB grid, it became obvious that one of the shear zones discovered during 2007 exploration RAB drilling at Fence 1 was in fact a well defined bounding structure on the north edge of the Fence 1 vein swarm.  This shear is sub-parallel to the East Fault/Cleary Hill vein to the north and marks a clear boundary between higher grade rock to the south and lower grade rock to the north (Plate 4). This structure can be seen in the east wall of the north end of cut #2 of the 2007 Fence 1 bulk sample pit where it forms a 4 foot wide shear zone containing arsenopyrite-bearing quartz veins.  Although the correlation is tentative, it is possible that this bounding structure is the western extension of the B1 shear zone seen in the Beistline pit 1,300 feet to the east.  The B1 shear was intercepted in exploration trenches BST0609 and BST0610 and the 114 degree strike of the Fence 1 bounding structure projects through the B1 intercepts in trenches BST0609 and BST0610 and the surface exposures of the B1 vein in the Beistline pit.

Another mineralized structure further defined by Fence 1 definition RAB drilling is the eastern extension of the Wackwitz vein and Currey shear zone (Fence 4).  This structure at Fence 1 was measured striking 076 degrees and dipping 54 degrees southwest Adjusted for elevation change, this structure correlates well with 2006 trench intercepts (trenches WC0601, 02, 04) on the Curry zone to the west and the Wackwitz pit excavated in 2007.

Significant mineralized intervals from the RAB drilling in the Fence 1 area were sorted by grade.  Results are shown in Table 7.

Table 7:  Significant intervals of Fence 1 definition RAB drilling

Assay Grade (Au)	Number of 2.5 foot intervals	% of total intervals	Tons (10x10x2.5 foot block)
+ 30 gpt	0	0.00	0.0
10 - 29.99 gpt	7	0.43	129.6
5 - 9.99 gpt	13	0.80	240.8
2 - 4.99 gpt	43	2.64	796.4
1 - 1.99 gpt	126	7.73	2333.5
0.5 - 0.99 gpt	198	12.14	3667.0

Plate 4 is a plan view map showing the relationship between RAB drilling results and mineralized structures in the Cleary Hill mine area. A more complete discussion of the utilization of these data is presented below under “2008 Bulk Sampling”.

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Cleary North Pit Definition RAB Drilling: Definition RAB drilling at Cleary North commenced on 8/11/08 and terminated on 8/13/08. During the program, a total of 590 samples were collected from 1,310 feet of drilling in 67 holes.  Definition RAB holes at Cleary North were designated as PRAB08N001 to PRAB08N067.  Cleary North RAB drilling was split into three fences which followed three separate shear zones east from their intersections with the 2007 Fence 1 bulk sample pit.  Holes N001-N032 were drilled east of 2007 Fence 1 cut #5 along an unnamed shear zone known to exist 50 feet north of the surface exposures of the Cleary Hill vein.  The holes were positioned along a 140 foot long staggered fence following the strike of surface alteration of this shear zone.  Holes N033-N052 were drilled along the strike of the Cleary Hill vein for 160 feet east of its intersection with Fence 1.  Holes N053-N067 were drilled along 160 feet of strike on the Cleary Road Cut shear (striking 105-120 degrees) east of its intersection with Fence 1. The location map for the Cleary North definition drilling is presented in Plate 1. Complete geochemical results can be found in Appendix 2. Cross sections through the Cleary North definition RAB drilling are presented in Appendix 3.

Ground preparation for 2008 definition RAB drilling in the Cleary North area began with the removal and stockpiling of organic and soil overburden.  All removed organic and soil overburden material was hauled to a stockpile area north of the drill area and stockpiled separately for future reclamation purposes.  As in the Beistline and Fence 1 pits, 2008 Fence 1 RAB holes were drilled to varying depths but to a common elevation. The depths of 2008 definition RAB drilling allowed for one level of bulk sample stripping on both the Cut #1 and Cut #2 benches in Fence 1.

Prior to laying out the drill pattern, surface hand trenching on the scraped bedrock helped to locate the surface outcrops of known structures and limited the drilling of unnecessary holes. The Fence 1 Cleary Hill vein cut pit floor level elevation is 1,505 feet, and the Fence 1 cut #5 floor elevation is 1,495 feet.  Definition RAB holes drilled on the Cleary North fences east of the 2007 Fence 1 Cleary Hill vein cut were drilled to the 1,500 foot elevation and RAB holes drilled to the east of  2007 Fence 1 cut #5 were drilled to the 1,495 foot elevation.

Geochemical assay data for Cleary North RAB holes extended known gold mineralization east on the Cleary Hill vein for 160 feet, and confirmed the presence of the Cleary Hill vein east of its intersection with what is believed to be the surface expression of the East Fault.  The East Fault is a 45-60 degree southwest dipping shear zone striking 124 degrees in the Cleary Hill mine area. The shear is 5 to 15 feet wide and was thought to truncate mineralization in the underground workings of the Cleary Hill mine (Hill, 1933).  The 2008 RAB drilling confirmed that the Cleary Hill vein is not truncated by the East Fault east of the Red Shaft but instead the Cleary Hill vein merges(?) with and follows the East Fault to the southeast along a strike of 124 degrees. West of the Red Shaft the Cleary Hill vein strikes at approximately 100 degrees.  This change in strike of the Cleary Hill mineralization suggests that the East Fault may be the master, controlling structure in the Cleary Hill area, a theory not previously forwarded for this property and which significantly alters the exploration potential of the Cleary Hill mine area (see “Recommendations”).

RAB drilling west of the 2006 Cleary Road Cut bulk sample pit extended known mineralization along strike on this structure 160 feet to the east (Plate 1).  However, it is believed that this drill line was positioned too far to the north because only the top intervals on some of

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the holes intercepted significant grade, suggesting that the bulk of the structure lies further to the south.

RAB drilling on the unnamed shear 50 feet to the north of the Cleary Hill vein extended known mineralization on this structure 140 to the east.  After reviewing assay results from holes N001-N032 it is not believed that there is significant mineralization in this structure to warrant bulk sampling at this location.

Significant mineralized intervals from the RAB drilling in the Fence 1 area were sorted by grade.  Results are shown in Table 8.

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Table 8: Significant intervals on Cleary North definition RAB drilling

Assay Grade (Au)	Number of 2.5 foot intervals	% of total intervals	Tons (10x10x2.5 foot block)
+ 30 gpt	1	0.14	18.5
10 - 29.99 gpt	3	0.43	55.6
5 - 9.99 gpt	2.29		37.0
2 - 4.99 gpt	7	1.01	129.6
1 - 1.99 gpt	31	4.45	574.1
0.5 - 0.99 gpt	47	6.75	870.4

Because the bulk of the high grade intercepts at Cleary North came from the Cleary Hill vein fence, (holes N033-N052) this fence was considered a primary target for 2008 bulk sampling. A total of 175 sample intervals were collected on this portion of the vein. Significant mineralized intervals were sorted by grad and the results are shown in Table 9.

Table 9 Significant intervals on the Cleary Hill vein fence of Cleary North definition RAB drilling.

Assay Grade (Au)	Number of 2.5 foot intervals	% of total intervals	Tons (10x10x2.5 foot block)
+ 30 gpt	1	0.57	18.5
10 – 29.99 gpt	3	1.71	55.6
5 - 9.99 gpt	1	0.57	18.5
2 - 4.99 gpt	2	1.14	37.0
1 - 1.99 gpt	18	10.29	333.4
0.5 – 0.99 gpt	22	12.57	407.4

These intercepts represent the highest concentration of grade on any RAB fence drilled in the Cleary Hill mine area to date. Average grade for the Cleary Hill vein fence over all intervals drilled was 0.028 opt gold (0.95 gpt).  Plate 4 is a plan view map showing the relationship between RAB drilling results and mineralized structures in the Cleary Hill mine area. A more complete discussion of the utilization of these data is presented below under “2008 Bulk Sampling”.

2007 Bulk Sample Stockpiles

Prior to the commencement of 2008 bulk sampling operations at Golden Summit, all bulk sample stockpiles that were collected during 2007 but not hauled to the test plant for processing were hauled to the Freegold processing plant.  Stockpiles from 2007 were located at the Beistline and Fence 1 pits, and were hauled between 8/21/08 and 9/03/08.  Table 10 shows tonnage for all 2007 stockpiles hauled during 2008. Details relating to these stockpiles are presented in Freeman (2008).

Table 10:  2007 bulk sample tonnage hauled and processed in 2008.

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2007 Pit ID	Material ID	Material Wt. (Tons)
Beistline	BST High Grade	3520
Beistline	BST Low Grade	3584
Fence 1	F1 Low Grade	2870
	TOTAL:	9974

2008 Bulk Sampling

Background: The bulk sample program of 2008 consisted of 30,316 tons of material excavated from three separate bulk sample pits in the Cleary Hill area (Table 11). The material was trucked to the confluence of Cleary Creek and Wolf Creek where it was stockpiled in preparation for crushing and processing in Freegold’s gravity plant constructed during the summer of 2007 and upgraded in mid-2008. The material from each of the three bulk sample sites was stockpiled separately so that the grade and metallurgical characteristics of each of the bulk sample area could be determined. Low grade material was stockpiled on site at each pit.  Waste material was deposited at the waste piles created for bulk sample operations in 2007 with the exception of a new waste dump created in 2008 for the Cleary Hill vein pit.

Table 11:  Summary of 2008 bulk sample pits from the Cleary Hill mine area.

2008 Pit	High Grade (tons)	Low Grade (tons)	Waste (tons)
Beistline	4920	3480	25710
Fence 1	5220	2160	22522
Cleary Hill vein	8160	6376	28127
TOTAL:	18,300	12,016	76,359

Bulk Sample Methodology: Vertical borehole cross sections and plan view maps showing RAB geochemical assay data were used by field personnel to guide bulk sampling grade control.  Geological data was not recorded during 2008 definition RAB drilling so initial bulk sample block interpretations on plan and section maps were based solely on geochemical results. To whatever degree possible, geological constraints were added to assay-grade control maps as in-pit excavations were made. As excavation progressed from cut face to cut face, faces were started and stopped at points where RAB drill holes formed fences, or straight parallel lines beginning and terminating at pit edge boundaries.  The RAB fences formed the boundaries for each lateral 10 foot pit advance and were marked in the field with marking paint and stakes including the associated RAB hole number marked on each stake.

All RAB drill holes in bulk sample pits (with the exception of Cleary North) were drilled on a 10 foot x 10 foot grid with some exceptions where previous RAB holes from 2007 exist within pit boundaries.  In these cases, some proposed RAB holes from the 2008 grid were eliminated.  In some situations, where 2 or more parallel lines of 2008 RAB holes have been eliminated and there exist 2007 RAB holes within the grid, new 2008 RAB holes were placed in locations as close to equidistant as possible from other RAB holes.  This was to ensure equal spacing between old and new drill collars in an attempt to maintain maximum holes spacings of no more than 10 feet.  It is important to note that RAB drill holes from 2007 were sampled on 3 foot intervals and 2008 RAB holes were sampled on 2.5 foot intervals. As a consequence,

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weighted average grade calculations were conducted where 2.5 and 3 foot asay data were combined.

Cross sections of RAB drill geochemical assay results (Appendix 3) were oriented as close to perpendicular to the strike of known mineralized structures as possible.  Bulk sampling pit advances also progressed in a direction perpendicular to the cross sections.  Mineralized structures in many cases had a strike that was slightly oblique to the cross sections. Plan view grade-thickness maps also were constructed to help define true strike of mineralized zones and constrain bulk sample areas. At the Beistline and Fence 1 pits, cross sections were spaced along RAB hole lines 10 feet apart.  Cross sections include other existing data within a 5 foot buffer on either side of the section.  This extraneous data comes from sampling conducted during previous surface trenching, RAB, RC, and core diamond drilling programs.  A direct correlation between pit RAB drilling data and other data types was not possible due to the differing nature of each sampling method. For example, some mineralized structures which appear distinct in pit RAB cross sections may not appear as distinct or may not appear at all in core drill geochemical data due to factors such as grade variability, drill hole orientation, loss of core recovery or loss of definition due to non-uniform sampling intervals.  In many instances surface trenching was not deep enough to reach mineralized structures, resulting in false negative geochemical assay results. This latter issue, the persistent false-negative results from surface trenching, even when conducted with a backhoe to depths exceeding 10 feet, suggests that hand channel sampling is not a reliable method of determine grade in the Cleary Hill mine area.

Along with vertical cross sections, plan view maps showing RAB hole location and average grade were available for pit geologists to guide bulk sample grade control in the field (Plate 4).  Each 10 foot vertical bench was split into two 5 foot vertical sections where grade was determined by averaging 5 feet of RAB geochemical assay data.  The plan view grade map helped to visualize the orientation of mineralized structures as they strike laterally across the pit floors.  Due to the difficulty of maintaining grade control on sometimes very narrow structures with heavy equipment that have 4 foot wide buckets, 5 foot grade averaging helps define blocks of grade which can realistically be extracted with the equipment available.

Using cross sections and grade plan maps showing RAB hole locations and RAB geochemical data, the pit geologists guided bulk sampling using drill hole locations to control segregation of waste, low-grade and high grade material. The cut face was then established by cutting vertically down the axis of the RAB holes at that face.  This enabled the pit geologists to correlate assay grade from the cross sections with the rock in the pit face.  The pit geologists then examined the corresponding cross section, determined which structures and veins were responsible for grade, and then marked grade blocks on the rock face into high grade, low grade, and waste blocks with marking paint.

At the outset of the 2008 bulk sampling program cutoff grade was established by Freegold Ventures with the following parameters:

1.

High grade- with average grade >2 gpt

2.

Low grade- with average grade >0.5 gpt – 2 gpt

3.

Waste- averaging <0.5 gpt

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The above stated cutoff grades were applied at the Beistline and Fence 1 2008 bulk sample pits.  Following evaluation of processing plant recovery parameters, Freegold modified the cutoff grade on September 23 to the following levels:

1.

High grade- with average grade >5 gpt

2.

Low grade- with average grade >0.5 gpt – 5 gpt

3.

Waste- averaging <0.5 gpt

All bulk sampling operations conducted at the Cleary North pit were conducted under the latter cutoff grade standard.

It is important to note that when looking at cross sections, geochemical assay data on any given RAB interval above cutoff grade at times appeared to extend past well defined mineralized structural boundaries.  Confirmation was only possible by field observation, at which point the structural boundary was marked with paint.  It is possible that grade can extends beyond a well defined structural boundary but experience gained at the Cleary Hill area since 2005 indicates that gold grades are strictly limited to the immediate vicinity of a controlling structure.  If the RAB interval above or below a defined structural boundary graded above cutoff, it was up to the pit geologist’s discretion whether these intervals were treated as waste, low-grade or high-grade.

In situations where grade was still questionable after reviewing cross sections and plan maps, ADC personnel were equipped in the field with mortar and pestle, screens, gold pans, and a wash station to test structures for grade estimation. If there was any doubt as to the grade of a block in the pit face, the presence or absence of free gold (similar to that capable of being recovered in Freegold’s processing plant) would be used to determine if a bulk sample block was assigned a high grade or low grade designation.

Beistline Pit Bulk Sampling: Bulk sampling at the Beistline pit began on 9/05/08 and concluded on 9/18/08.  Preparations for bulk sampling at the Beistline pit began on 8/29/08 and involved stripping 15 feet of waste along the entire length of the level 1 safety bench.  This widened the pit for level 2 stripping and allowed establishment of the new level 2, 30 foot wide safety bench.  Other preparations included building a new haul road out of the Beistline pit following the old Beistline road which passed through the Fence 1 cut and merged with the Cleary Hill haul road near the Goessman shaft (Plate 4). Other prep-work included the establishment of a low grade stockpile area at Beistline near the location of the Timber shaft.

In 2007 the Beistline pit was expanded from the narrow pit excavated directly on the Beistline structure in 2006 to a 60 foot x 400 foot pit covering an area of 24,000 square feet.  The majority of bulk sampling in 2007 at the Beistline pit was carried out on what was called level 1, a 10 foot vertical lift across the entire length of the pit.  In 2008 level 2 was excavated for bulk sampling at Beistline, continuing the process within the same pit boundaries as 2007.  .  Heavy equipment used for 2008 bulk sampling operations at the Beistline pit included a CAT 325 excavator (1.25 yd3 bucket), CAT 966 loader (2 yd3 bucket), DJB 30 ton rock truck, 2 semi-side dumps, and a CAT D8 dozer.

The excavation procedure for bulk sampling at Beistline involved a repetitive and methodical face advance in incremental steps.  Working from southwest to northeast, the typically unmineralized hangingwall of each south dipping mineralized structure was removed, leaving the mineralized portion resting on the unmineralized footwall block.  Depending on gold

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grades indicated by RAB holes, the face was characterized and excavated as waste, low-grade or high-grade material and handled accordingly. This process was repeated across the entire 10 foot wide and 10 foot tall face until the opposite pit boundary was reached.  After the entire block was removed to the next line of RAB holes, (the next geochemical assay data cross section) the procedure was repeated.

At Beistline, there were 37 RAB lines (37 cross sections, Appendix 3) and a total of 38 face advances.  This discrepancy was due to the inability to drill RAB holes at the edge of the level 1 floor/level 2 decline face edge (the first RAB line/cross section for safety reasons was 15 feet from the decline face).  Also bulk sampling continued 10 feet past the last RAB drill line (Section 37). Once grade designation was determined, the corresponding cross sections were marked, recording the grade block dimensions for each face and their relationship to RAB sample intervals. These sheets were transferred daily onto a spreadsheet for calculation of volumes, tonnages, and average estimated grade of extracted low grade and high grade bulk sample material (Table 12).  Table 12 represents estimated tonnage and grade only for the portion of the Beistline pit covered by the 2008 RAB production drill grid

Table 12:  In-pit bulk sample grade calculation estimate for Sections 1-37 at Beistline pit

Cross Section #	Low Grade Tons	Low Grade Avg. Grade (gpt)	High Grade Tons	High Grade Avg. Grade (gpt)	Cross Section #	Low Grade Tons	Low Grade Avg. Grade (gpt)	High Grade Tons	High Grade Avg. Grade (gpt)
1	144.5	0.59	0		20	0		59.3	1.98
2	74.1	0.72	111.1	3.12	21	55.6	1.32	59.3
3	259.3	0.64	74.1	1.97	22	29.6	0.58	0
4	27.8	1.86	385.2	2.19	23	22.2	0.77	0
5	22.2	0.27	333.4	2.23	24	29.6	0.91	0
6	27.8	0.49	333.4	2.86	25	0		22.2	1.28
7	29.6	0.86	259.3	3.12	26	0		29.6	7.83
8	74.1	0.83	218.5	2.09	27	0		29.6	3.83
9	166.7	0.34	133.3	3.1	28	0		51.9	2.56
10	111.1	0.39	69.6	4.18	29	0		44.5	2.66
11	29.6	0.66	31.1	1.41	30	0		25.9	0.84
12	14.8	0.48	18.5	4.32	31	0		22.2	3.56
13	14.8	0.52	11.9	2.93	32	0		51.9	2.44
14	14.8	0.6	11.9	2	33	37	1.41	44.5	2.18
15	0		29.6	0.77	34	0		51.9	2.6
16	0		96.3	2.12	35	0		125.9	4.4
17	0		118.5	2.58	36	0		140.8	7.53
18	0		81.5	3.94	37	63	0.98	96.3	12.54
19	0		81.5	1.6
Total Tons						1,248		3,254

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Weighted Average Grade	0.69 (gpt)	3.13 (gpt)

Waste material stripped in 2008 at the Beistline pit was hauled to the same waste dump at Beistline used in 2007.  Low grade material from 2008 was stockpiled at the Beistline pit, and all high grade material excavated in 2008 was transported to the Freegold processing plant.  Tonnage estimates are derived from truck load counts collected in the field. Total tonnages extracted in 2008 at the Beistline pit are presented in Table 13.

Table 13: Bulk sample tonnages from the Beistline pit

Bulk Category	Material Wt. (Tons)
High Grade	4,920
Low Grade	3,480
Waste	25,710
TOTAL:	34,110

Discrepancies between truck load counts and estimated tonnage from bulk sample cross section figures are due to bulk sampling at Beistline beyond the bounds of the 2008 RAB production drill grid.  These areas include the 15 foot rollback of the 600 foot long Beistline level 1 safety bench, widening of the safety bench access ramp, and areas to the northwest and southeast of the 2008 RAB grid which were stripped in preparation of bulk sampling on level 2. Most of the bulk sampled tonnage in the stated areas was designated as low grade material.

Fence 1 Bulk Sampling: Bulk sample operations at the Fence 1 pit began on 10/1808 and concluded on 10/30/08.  Bulk sampling at Fence 1 was carried out on 2 levels.  These levels correspond with the cut #1 and cut #2 floor levels from the 2007 Fence 1 bulk sample pit.  Preparations for bulk sampling at the Fence 1 pit began on 9/11/08 and involved laying back the west wall of Fence 1 cuts #1and #2 to daylight.  Other preparations included building a new haul road connecting the old Beistline haul road with the new Beistline haul road, and establishment of a low grade stockpile area at Fence 1 west of the 2007 Fence 1 cut.  Heavy equipment used for 2008 bulk sampling operations at the Fence 1 pit included a CAT 345 excavator (2.5 yd3 bucket), CAT 325 excavator (1.25 yd3 bucket), CAT 980 loader, CAT 966 loader, DJB 30 ton rock truck, 2 side dump semi trailers, and a CAT D8 dozer.

The excavation procedure for bulk sampling at Fence 1 involved a similar approach as that used at the Beistline pit.  Working from south to north the typically unmineralized hangingwall of each south dipping mineralized structure was removed, leaving the mineralized portion exposed and resting on the unmineralized footwall block.  Depending on gold grades indicated by RAB holes, the face was characterized and excavated as waste, low-grade or high-grade material and handled accordingly. This process was repeated across the entire 10 foot wide and variable height face until the opposite pit boundary was reached.  After the entire block was

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removed to the next line of RAB holes, (the next geochemical assay data cross section) the procedure was repeated.

At Fence 1 there were 11 RAB lines (11 cross sections, Appendix 3) giving a total of 11 face advances with RAB assay data grade control.  Bulk sampling at Fence 1 cut #1 was continued in places for 30 feet beyond the eastern limit of 2008 definition RAB drilling (Plate 4).  At Fence 1 cut #2, bulk sample excavation progressed east only as far as the Section 1 definition RAB drill line.  Mineralization at Fence 1 was typically constrained to narrow quartz vein structures with some shear zones also containing quartz veining but less than 5 feet in width.  In general, the shear structures at Fence 1 were narrower than shear zones bulk sampled at the Beistline pit.  In many instances the narrow mineralized structures at Fence 1 had a strike between RAB holes for several sections without a single intercept by a RAB hole. This made grade determination from RAB drill assay data cross sections difficult and face panning was used more often than at the Beistline pit to determine grade.

Once grade designation was determined, the corresponding cross sections were marked, recording the grade block dimensions for each face and their relationship to RAB sample intervals. These sheets were transferred daily onto a spreadsheet for calculation of volumes, tonnages, and average estimated grade of extracted low grade and high grade bulk sample material. Tonnage estimates were derived from truck load counts collected in the field. Total tonnages extracted in 2008 at the Fence 1 pit are presented in Table 14.

Table 14: Bulk sample tonnages for the Fence 1 pit

Bulk Category	Material Wt. (Tons)
High Grade	5,220
Low Grade	2,160
Waste	22,522
TOTAL:	29,932

Cleary Hill Vein Bulk Sampling: Bulk sample operations at the Cleary Hill vein pit began on 9/23/08 and concluded on 10/10/08.  Bulk sampling at the Cleary Hill vein cut was carried out on 3 levels, focusing on following the Cleary Hill vein swarm and East Fault.  This resulted in a narrow cut compared to the Beistline and Fence 1 pits, with an average width of 55 feet.  The three levels bulk sampled at the Cleary Hill vein cut correspond with the elevations of the 2007 Fence 1 Cleary Hill vein cut (1,505 feet), Fence 1 cut #5 (1,495 feet) and a new floor level 10 feet below the cut #5 floor elevation to the west (1,485 feet). The levels bulk sampled in 2008 are referred to as Cleary Hill vein cut levels 1-3, with level 1 at the 1,505 foot elevation.  Heavy equipment used for 2008 bulk sampling operations at the Cleary Hill vein pit were; CAT 345 excavator, CAT 325 excavator, CAT 980 loader, CAT 966 loader, DJB 30 ton rock truck, 2 semi-side dumps, and a CAT D8 dozer.

Preparations for bulk sampling at the Cleary Hill vein pit began on 9/19/08 and involved removal of the hangingwall of the Cleary Hill vein along the 160 foot trace of the 2008 Cleary Hill vein RAB drill fence.  This work confirmed the continuity of the East Fault and coincident Cleary Hill vein along the entire length of the RAB fence. Mineralization remained open to the east beyond RAB drilling.  Due to the increase in the cutoff grades instituted on September 23, the Cleary Hill vein bulk sample pit was opened to a width of 50 feet, the minimum width

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needed to allow a CAT 325 excavator and CAT 966 loader to work side by side in the cut. While the excavator either pulled down the hangingwall waste or excavated mineralized bulk sample material, the loader operated as a mucker and removed material from the cut.  As a consequence, stripping ratios at the Cleary Hill vein cut were lower than the bulk sample sites at the Beistline and Fence 1 cuts.

Moving east from the Red Shaft area, the Cleary Hill vein was faulted and sheared in many places.  Disconnected segments appeared in the footwall of the East Fault and a folded and overturned section of the vein appeared in the hangingwall of the East Fault continuing for 150 feet of strike length.  Average width of the Cleary Hill vein was 1 foot, with blowouts at times reaching widths of 3.5 feet.  Coarse visible gold was common in quartz veins over the entire strike length of the Cleary Hill vein cut.  At times, up to four +10-inch wide mineralized south-dipping quartz veins were exposed in the cut face and the cut was widened and narrowed as required to accommodate bulk sampling of this mineralization.

Moving east on the cut, the Jones and Windlass shafts which accessed the upper levels of the Cleary Hill Mine were excavated.  Also moving east, the Cleary Road Cut vein was observed converging with the Cleary Hill vein/East Fault and merged 60 feet east of the Windlass Shaft.  At any time the Cleary Hill vein was encountered it was designated as high grade bulk sample material and immediately shipped to the Freegold processing plant.  70 feet east of the Windlass Shaft mineralization appeared to decline significantly.  While the East Fault structure continues striking at 124 degrees, the Cleary Hill vein itself disappeared from the shear fabric of the East Fault.  While the Cleary Hill vein may be fault offset and present in close proximity to the East Fault, the decision was made on October 9 to discontinue excavation on the Cleary Hill vein cut approximately 90 feet east of the Windlass Shaft (Plate 4).

On 10/01/08, the Fence 1 pit crew, CAT 345 excavator, and CAT 980 loader, were transferred to the Cleary Hill vein cut to begin following the Cleary Hill vein west on the 2007 Fence 1 cut #5 level (1,495 foot elevation).  The Cleary Hill vein at this location was 1.5 feet in width and enclosed by brittle quartzite-schist wall rock.  The cut#5 west wall was daylighted 190 feet west of the Red Shaft.  The pit crew established a decline ramp to level 3 (1,485 foot elevation) and began bulk sampling the Cleary Hill vein moving east.  The Cleary Hill vein along this portion of the cut remained a discrete vein or stockwork without apparent shear fabric.  The vein occurs as a swarm of 6 inch or less quartz veins and stringers within a zone that is approximately 15 feet in width with a strike of 100 degree and a dip of 50 degrees.  Level 3 was discontinued at the west wall boundary of  2007 Fence 1 cut #5, and the pit crew began bulk sampling east on the level 2 elevation.  The Cleary Hill vein converged with the East Fault approximately 10 feet east of the Red Shaft and continued east on the hangingwall boundary of the East Fault following its strike at 124 degrees (Plate 1).

Additional prep-work was required to advance level 2 east of the Red Shaft.  At this time a crew was deployed to rollback the south wall of the Cleary Hill vein cut on level 1, while concurrently bulk sampling on level 2 advanced to the east.  On level 2 the Cleary Hill vein remained striking parallel with the East Fault and was adjacent to the East Fault hangingwall boundary.  This continued for 90 feet east of the Red Shaft where bulk sampling operations were discontinued for 2008. Table 15 displays the tonnage calculation results for Levels 1 through 3 at Cleary Hill vein cut.

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Table 15: Bulk sample tonnage for the Cleary Hill vein pit

Cleary Hill Vein Pit	Material Wt. (Tons)
High Grade	8,160
Low Grade	6,376
Waste	28,127
TOTAL:	42,663

Bulk Sample Stripping Ratios: Waste to ore stripping ratios at Cleary Hill were calculated as the ratio of tons of overburden waste material to tons of mineralized material above cutoff grade at each pit. The waste rock removed in order to expose the mineralized material in each pit was hauled only once to the waste disposal areas.  For each pit, the ratio of low grade and high grade tonnage to total waste material is calculated, and the ratio of high grade tonnage alone to low grade and waste is also calculated to reflect the strip ratio for material actually sent to, and processed at, the Freegold processing plant in 2008.  Table 16 displays the strip ratio calculations for all 2008 bulk sample pits.

Table 16: Strip ratio for 2008 bulk sample pits at Golden Summit

Bulk Sample Pit	W/(LG + HG)	(W + LG)/HG
Beistline	3.06	5.93
Fence 1	3.02	4.68
Cleary Hill Vein	1.93	4.23

Note: W = waste; LG = Low Grade; HG – High Grade

2008 Sirovision Pit Mapping

A Canon XT Rebel digital camera was used to photograph freshly excavated pit faces for geological mapping in the Sirovision module of Surpac.  Images were taken across the pit face as excavation progressed across each 10 foot lateral cut advance.  As stripping proceeded on each face, camera equipment followed behind the work of heavy equipment and captured images before the process was repeated.  Typically face images were taken on 50 foot segments.  Collected images were downloaded at the end of each shift and all accessory data was compiled into spreadsheet form.  Images and associated data were transferred to Freegold for further processing. These data will be used to assist in 3-dimensional mapping of structural data exposed in the pit faces.

Tolovana Area

2008 Diamond Core Drilling

A diamond core drilling program was completed at the Tolovana prospect during a 9-day period in April, 2008. Drilling consisted of 3 holes totaling 1,224 feet (Table 1, Plate 1). All core holes were drilled from a single pad, testing mineralization on the multiple shear zones and veins of the Tolovana-Scheuyemere vein swarm (Plate 1).  Because of coarse gold loss concerns, whole core analysis was conducted during the 2008 core drilling program (see “Sample Method

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and Approach”). Drilling was completed by Colorado-based CNC Drilling using a skid-mounted Atlas Copco CS1000 core drill.

Table17:  Summary of 2008 core holes at the Tolovana prospect

Hole #	Prospect	Elev. (ft)	Azim. (°)	Angle (°)	TD (ft)
GSDC0824	Tolovana	1462.87	320	-45	517
GSDC0825	Tolovana	1462.90	320	-60	347
GSDC0826	Tolovana	1463.03	320	-75	360

Preparation work required prior to drilling at Tolovana involved snow removal on the Tolovana Road, ice removal at the Tolovana Road/Cleary Creek crossing, and establishment of the drill pad at the south end of Fence 15 (Plate 1).  Access was also established on the newly built Tolovana/Bedrock Creek road, which was plowed and used exclusively for drill support access as breakup approached.

2008 Tolovana Core Drilling Results

Core drilling at Tolovana in 2008 began on 4/11/08 with hole GSDC0824 and terminated on 4/19/08 with hole GSDC0826.  All three core holes were drilled from the same drill pad and were drilled at the following angles: -45, -60, and -75 degrees.  The pad location was at the southern end of RAB Fence 15 drilled in 2007. All holes were oriented on the same plane at 320 degrees between RAB Fences 8 and 15. All holes at Tolovana (GSDC0824-GSDC0826) were planned to reach termination depth beyond the Tolovana-Scheuyemere vein swarm. Geochemical results from the 2008 core drilling are presented in Appendix 2. Cross-sections showing grade in RAB and core drilling for the Tolovana prospect are presented in Appendix 3.

The objective of core drilling at Tolovana was to test mineralization on the down dip extension of the Scheuyemere and Tolovana vein swarms.  These two structures were explored by RAB drilling in 2007 and at the time of commencement of core drilling in 2008 were slated for further exploration by RAB drilling in the summer of 2008.  Limited historical records from underground workings of the Tolovana adit and Scheuyemere shaft along with previous surface trenching, core drilling and RAB drilling indicate that mineralization on these structures has variable dips ranging between 40-60 degrees southeast with strikes between 060 and 080 degrees.  All core holes drilled in 2008 were oriented at 320 degrees, enabling core intercepts to be as close to perpendicular as possible to the dominant strike of known mineralized structures in the area. The NW oriented core holes were well positioned to intercept the Tolovana vein swarm east of its discovery location and possibly any other mineralized structures existing to the north which have not been previously defined by any drilling to date.

The 2008 drill results at Tolovana confirmed continuity of grade on the Tolovana vein swarm on strike between RAB fences 6 and 15, drilled in 2007. All holes intercepted several significant grade-thickness intervals which correlate with veins and shear zones encountered in previous RAB drilling programs. Significant drill intercepts from the 2008 core drilling program are presented in Table 18. Core drilling in 2008 also for the first time tested mineralization into the footwall of the Tolovana-Scheuyemere vein swarms.

Table 18: Significant intervals from 2008 core drilling at Tolovana

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Hole Number	From (feet)	To (feet)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
GSDC0824	89	99.5	10.5	2.40	0.069
GSDC0824	232.5 5	238	5.5	0.75	0.022
GSDC0824	258	265	5	1.84	0.054
GSDC0824	282	288.5	6.5	0.68	0.020
GSDC0824	381.5	386	4.5	0.91	0.270
GSDC0825	95	102	7	21.8	0.636
including	99	102	3	49.7	1.45
GSDC0825	187	187.5	0.5	26.6	0.776
GSDC0825	232.5	236.5	4	0.81	0.024
including	232.5	233	0.5	5.55	0.162
GSDC0826	11	22	11	2.09	0.610
including	18.5	22	3.5	4.97	0.145
GSDC0826	99.5	105	5.5	1.18	0.034
GSDC0826	210	210.5	0.5	28.53	0.832
GSDC0826	359	360	1	4.11	0.120

In the following discussion, the approximately 150 foot wide zone of discontinuous gold mineralization identified by previous trenching in 2004 and RAB drilling in 2007 is referred to here as the Scheuyemere vein zone.  This zone is located between the Tolovana pit and the Scheuyemere shaft near the crest of the hill between Bedrock and Willow Creeks (Plate 1). The Scheuyemere vein zone is characterized by several shear zones ranging in width from 1 to 20 feet, striking between 050-070 degrees and dipping 45 to 60 degrees southeast.  When excavating in 2008 to the north of previous trenching and RAB drilling, several previously unknown shear zones and quartz veins were discovered in the footwall of the Scheuyemere vein swarm.  Results from several surface grab samples collected in the fall of 2007 indicated these structures host high grade gold mineralization (see Fence grab samples in 2008 Exploration RAB Drilling). These shears and veins appeared to occur in swarms separated by intervals of unmineralized rock. At the time of core drilling in 2008 the mineralized zones were referred to as the Tolovana and Chechako vein swarms.  Core holes GSDC0824-26 drilled in 2008 were positioned to intercept and define mineralization on these structures in the footwall of the Scheuyemere vein swarm.

The shear zones at Tolovana typically contain either continuous or chopped south dipping quartz veins within the shears, at the footwall boundaries, at the hanging wall boundaries, or meandering throughout.  Some auriferous quartz veins follow conjugate joint sets between shear zones.  Mineralized quartz veins are typically sub-parallel to nearby shear zones and dip at similar angles.  When in brittle rock units the veins typically are straight walled and at times break into stockwork, anastomosing through the rock units following sub parallel joint sets. Significant (+1 gpt) gold grades are concentrated in the quartz veins although anomalous low grade gold mineralization occurs in pervasively sericite-altered host rocks to a degree not commonly seen elsewhere on the Golden Summit project.

GSDC0824: Drilling results from hole GSDC0824 include 10.5 feet (89 to 99.5 foot depth) grading 0.069 opt gold (2.40 gpt). This interval is characterized by FeOx stained shear gouge and FeOx stained 3mm-1.8cm wide quartz stringers.  This is believed to be the footwall

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boundary of the Scheuyemere shear/vein swarm and was preceded by multiple shear splays and quartz stringers from the 3 foot depth continuing to 99.5 feet.  The entire zone from 3 to 99.5 foot depth graded 0.01 opt gold (0.34 gpt).  While this was overall a low grade intercept on the Scheuyemere vein swarm, hole GSDC0824 was the first core hole to encounter and confirm the extension of this structure at depth below old workings and in RAB drilling conducted in Fences 8 and 15 in 2007.  From 258 to 291 feet GSDC0824 encountered another vein swarm which overall graded 0.015 opt gold (0.53 gpt).  This zone is characterized by several shear zones with gouge and quartz breccia and multiple quartz stringers up to 4 cm in width, some containing pyrite and arsenopyrite.  Total depth for hole GSDC0824 was 517 feet.

GSDC0825: Drilling results from hole GSDC0825 include 7 feet (95 to 102 foot depth) grading 0.636 opt gold (21.8 gpt).  This interval represents the main Scheuyemere vein and the host shear zone surrounding the vein which was intercepted in 2007 RAB drilling on Fences 6-18, and is believed to be the structure which the Scheuyemere shaft is located on at the crest of Tolovana hill approximately 200 feet northeast of this hole.  Within this 7 foot interval, three foot interval from 99.5-101.5 feet graded 1.45 opt gold (49.75 gpt). This interval is centered on the Scheuyemere vein itself, which at this location was 2 feet wide, and characterized by grey mottled quartz with coarse visible gold (1-3 mm grains of visible gold).  The main Scheuyemere vein was also overlain by a zone of closely spaced shear splays and quartz veins.  Intercepts of shear zones and small scale quartz veins continued into the footwall of the Scheuyemere vein to 123.5 feet. The entire interval extending from 7.5 to 123.5 feet averaged 0.042 opt gold (1.45 gpt), and defines the Scheuyemere vein and surrounding shear envelope.  Frequency of shears and quartz veining dramatically decreases beyond 123.5 feet and is considered the footwall boundary of the Scheuyemere shear/vein swarm. From the 183.5 to 218.5 foot depth a quartz vein swarm was intercepted composed of mostly sub-cm scale quartz stringers, with the exception of a 4 cm wide quartz vein at the 187-187.5 foot depth grading 0.776 opt gold (26.6 gpt).  This is characteristic of a dispersed vein swarm which at other locations may consolidate into a high grade quartz vein.  It is believed that this stringer swarm correlates with a high grade vein swarm intercepted in RAB holes GSRAB080750-0751 on Fence 6 North extension.  An additional significant shear zone was intercepted from 232.5 to 239 feet containing shear gouge and a 5 cm wide quartz vein with jamesonite + arsenopyrite, grading 0.015 opt gold (0.53 gpt). Total depth for hole GSDC0825 was 347 feet. Comparison of high grade intercepts on the Scheuyemere vein swarm in hole GSDC0824 and hole GSDC0825 exemplify the extreme grade variability over short distances which typify the veins at the Tolovana prospect.  The Scheuyemere vein intercepted in GSDC0825 was a 2 foot wide high grade quartz vein while in hole GSDC0824, approximately 30 feet away in the same zone, the vein had dispersed into small scale, low-grade quartz stringers.  It is unknown at this time if there is a structure between these two intercepts which influences grade and/or other vein characteristics. Total depth for hole GSDC0825 was 347 feet.

GSDC0826: Drilling results from hole GSDC0826 include 11 feet grading 0.061 opt gold (2.09 gpt) from 11 to 22 feet depth. This interval is composed of several shear zones with grade concentrated between 18.5 to 22 feet in shear breccia with gouge and sub-centimeter scale quartz veins.  This same set of shear zones and quartz veining was intercepted on both holes GSDC0824 and GSDC0825 with no significant grade thickness intervals in those holes.  From 89.5-105 feet the hole intersected a 15.5 foot wide shear zone with yellow gouge and crushed quartz breccia grading 0.015 opt gold (0.52 gpt).  This is believed to be the footwall boundary of the Scheuyemere vein swarm as intercepted in holes GSDC0824 and GSDC0825.

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Mineralization in this structure was concentrated at the footwall boundary from 99.5 to 105 feet grading 0.034 opt gold (1.18 gpt).  From the 167 to 210.5 foot depth a quartz vein swarm was intercepted composed of mostly sub-centimeter quartz stringers containing arsenopyrite and having an average grade of 0.017 opt gold (0.58 gpt) over the entire 43.5 foot interval.  At the footwall boundary (210 to 210.5 feet) this zone contained a 1 cm wide quartz stringer with arsenopyrite and jamesonite that graded 0.832 opt gold (28.53 gpt).  This zone of mineralization is correlated with a zone having similar characteristics intercepted on GSDC0825 from the 183.5 to 218.5 foot depth.  Total depth for hole GSDC0826 was 360 feet.

2008 Exploration RAB Drilling

In the spring of 2008, Freegold initiated an exploration RAB drilling program at Tolovana, drilling a total of 15,718 feet in 218 RAB holes on six separate fences from 3/10/08 to 5/23/08 (Plate 1).  RAB fences were drilled to test multiple shears and quartz veins known to exist to the north and south of mineralization discovered by 2007 RAB drilling.  With the exception of Fence 20, all RAB drilling completed in 2008 was on extensions of fences drilled in 2007. Fence 20 was drilled near Bedrock Creek at the eastern edge of the Tolovana claim group to try to tie shear swarms at Tolovana with those previously identified on the Cleary Hill mine prospect. All RAB fences drilled in 2008 intercepted several significant grade-thickness intervals, some of which correlate with veins and shear zones encountered in previous RAB drilling and exploration trench channel sampling programs.

Fence 6 North extension: RAB drilling in 2008 at Tolovana began at the Fence 6 North extension with 46 holes drilled on variable spacing, ranging between 10 and 20 feet apart.   All holes were drilled to target depths of 78 feet when conditions allowed.  Fence 6 North extension was composed of holes GSRAB080731- GSRAB080776, and was drilled from 3/10/08 to 3/24/08.  Total length of the Fence 6 North extension was 710 feet and total footage drilled was 3,596 feet. All RAB holes were located on the hangingwall side of individual shear and vein structures observed in the fall of 2007 when the drill road was originally graded for the Fence 6 North extension.  Surface grab samples were collected in the fall of 2007 on some of these structures and strike and dip was measured where possible.  Directed by surface grab sample data and surface alteration mapping, the RAB holes were positioned selectively, leaving gaps along the fence in areas believed to be unmineralized.  RAB drilling on the Fence 6 North extension was the first recorded exploration of the ground lying north of the Scheuyemere shaft and adjacent Tolovana open pit.

The objective of RAB drilling at Fence 6 N extension was to intercept and test mineralization in quartz veins and shear zones previously identified to the north of the 2007 Fence 6 drilling.  Based on the Tolovana veins’s closest exposed location in the Tolovana adit on Willow Creek and assuming a constant dip of 50 degrees south and a constant, unfaulted strike of 073 degrees, the surface projection of the Tolovana vein in Fence 6 (elevation 1,420 feet), would be approximately 80 feet north of the 2007 Fence 6 RAB drilling.  Another mineralized structure, thought to be the eastern extension of the Chechako vein, is visible in outcrop on Willow Creek 750 feet west of Fence 6 North extension.  Projected approximately 750 feet east at a similar strike as the Tolovana and Scheuyemere veins, this structure should intersect the Fence 6 North extension approximately 400 feet north of the 2007 Fence 6 RAB drilling.

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Most of the high grade intercepts on Fence 6 North extension occurred within three distinct zones. Descriptions of these zones are based on RAB assay data and associated cross sections as well as alteration mapping, structural measurements and grab rocks samples collected at the surface prior to commencement of RAB drilling.

Zone 1 is located at the far southern end of the Fence 6 North extension and was intercepted in holes GSRAB080732-GSRAB080735.  This zone is 40 feet wide at the surface and is characterized by two distinct shear zones averaging 3 feet in width and having a strike of 100-110 degree and a dip of 40-50 degrees.  Significant mineralization in this zone is presented in Table 19.

Zone 2 is located near the center portion of Fence 6 North extension and was intercepted in holes GSRAB080742-GSRAB080751.  This zone is 80 feet in width at the surface and begins on its southern extent with a 20 foot wide shear trending at 126 degrees and containing multiple quartz stringers, some of which were rich in stibnite.  Grab samples taken from the surface on the Sb rich quartz veins in 2007 graded 0.242 opt (8.3 gpt, sample 566291), and 0.085 opt (2.9 gpt, sample 566292).  North of the above mentioned shear is a 40 foot wide zone of multiple high grade quartz veins ranging 2 to 6 inches in width.  Grab samples were also taken of these veins in 2007 (samples 566287-566289). Sample 566287 was taken of a 3 inch wide vuggy, FeOx stained quartz vein, 3 feet north of GSRAB080752 and graded 0.692 opt gold (23.73 gpt).  Sample 566288 was collected from a 6 inch wide vuggy FeOx stained quartz vein with comb texture and azurite, 3 feet north of GSRAB080751 and graded 0.218 opt gold (7.48 gpt).  Sample 566289 was collected on another similar 2 inch wide quartz vein 5 feet east of GSRAB080750 and graded 0.358 opt gold (12.28 gpt).  Surface measurements indicated a range in strike from 070 to 085 and dips that vary from 55 to 80 degrees south.  This range is similar to the trend of veins seen at the Tolovana shaft 360 feet to the south.

The zone 2 veins are arsenopyrite rich and have a vuggy, comby texture with pervasive MnOx staining.  Malachite and azurite also were observed on fracture surfaces on one 6 inch wide quartz vein (Sample 566288).  The presence of carbonates and abundant sulfides is also similar to mineralization seen at the Chechako prospect in Willow Creek approximately 750 feet to the west.  The three grab samples collected from zone 2 included sample 566287 grading 0.691 opt (23.7 gpt), sample 566288 grading 0.219 opt (7.5 gpt), and sample 566289 grading 0.359 opt (12.3 gpt). Grab sample assay results in this zone were similar to individual RAB intervals drilled in 2008.  Hole GSRAB080748 reported 0.359 opt (12.3 gpt), hole GSRAB080749 reported 0.636 opt (21.8 gpt), and hole GSRAB080751 reported 0.42 opt (14.4 gpt, Table 19). RAB drilling results indicate that either the grade envelope around individual high grade quartz veining in zone 2 extends beyond the vein wallrock boundaries, something not commonly seen on the Golden Summit project but an observation that is compatible with a calcareous host rock similar to that hosting gold mineralization at the Chechako prospect, Currey shear zone and at the now-mined out True North gold deposit.

Between Zone 2 and Zone 3 was a series of high grade RAB intercepts not directly correlated with any structures noticed at the surface during 2007 grab sampling.  These intercepts occurred on holes GSRAB080757-758 with 6 feet on GSRAB080757 grading 1.59 opt gold (54.41 gpt, Table 19).  In cross section this structure appears to dip southwest and crops out 50 feet north of a 40-foot wide bed of north dipping calc-schist/marble with pervasive calcite

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veining. It is possible that the marble unit is controlling the gold mineralization, either and a physical or chemical aquiclude.

Zone 3 is located on the far northern end of the Fence 6 N extension and was intercepted on holes GSRAB080755-GSRAB080776.  This zone is 180 feet in width at the surface and is bounded to the south by a high grade south dipping quartz vein intercepted by holes GSRAB080755-0758.  Mineralization was concentrate on this structure over a 6 foot interval on hole GSRAB080757 grading 1.59 opt gold (54.41 gpt).  During initial excavation in 2007, a 25 foot wide marble horizon was identified with a strike of 270 degrees and dip of about 30 degrees due north.  The dip of this unit is compatible with generally north dipping stratigraphy o the north flank of the Cleary antiform. After reviewing the Zone 3 portion of the Fence 6 N. cross section  (Appendix 3) it appears that gold grade in RAB holes is concentrated in the hangingwall of the marble unit.  Higher gold grades also are associated with high silver, lead, arsenic, antimony and zinc grades. Similar elemental associations are present at the marble-hosted Chechako prospect to the west and suggest the possible presence of similar mineralization in Zone 3 at Fence 6 North extension. Multi-element assay data are available for the northern section of Fence 6 North extension and should allow a more thorough evaluation of gold and pathfinder element mineralization in the Tolovana area.

Table 19: Significant RAB intercepts at Fence 6 North Extension.

Hole Number	From (feet)	To (feet)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
734	6	78	72	0.91	0.027
including	18	33	15	2.47	0.072
742	39	48	9	1.82	0.053
746	66	75	9	1.51	0.044
748	57	63	6	7.38	0.215
749	36	75	39	3.25	0.095
including	36	42	6	11.89	0.347
751	0	3	3	14.38	0.419
755	54	66	12	1.15	0.034
757	33	39	6	54.41	1.59
758	0	15	15	2.08	0.061
765	27	36	9	8.97	0.262
769	33	45	12	1.51	0.044
770	6	45	39	1.28	0.037
773	24	33	9	3.16	0.092
775	63	75	12	2.13	0.062

Fence 17 North Extension: The Fence 17 North extension RAB fence was drilled from 3/24/08 to 4/03/08 and consisted of 38 holes drilled to target depths of 78 feet when conditions allowed.  Fence 17 North extension was composed of holes GSRAB080777- GSRAB080814, and had a total length of 665 feet. Total footage drilled on Fence 17 North extension was 2,817 feet.  Holes were drilled on a variable spacing ranging between 10 and 40 feet apart. Most RAB holes were located on the hangingwall side of individual shear and vein structures observed in the fall of 2007 when the drill road was originally graded for the Fence 17 North extension (Plate 1).  Noticeable surface alteration on Fence 17 North extension rapidly decreased 400 feet north

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of the northern end of 2007 Fence 17 RAB drilling.  Surface grab samples were collected in the fall of 2007 on several of the apparently mineralized structures of Fence 17 North extension and strike and dip was measured where possible.  Directed by surface grab sample data and surface alteration, the RAB holes were positioned selectively, leaving gaps along the fence in areas believed to be unmineralized.

The objective of RAB drilling on Fence 17 North extension was to intercept and test mineralization in the quartz veins and shear zones north of Fence 17 drilled in 2007.  Review of Assay data from 2007 samples on Fence 17 in 2007 suggested that mineralization remained open to the north.  Fence 17 North extension also was expected to intercept mineralized structures beyond the Tolovana-Scheuyemere vein swarm intercepted in Fence 6 North extension, potentially extending the strike lengths by approximately 500 feet east.  The northern end of Fence 17 North extension drilling was limited by the northern boundary of the Tolovana claim and was expected to test mineralization on structures seen on the northern end of 2007 Fence 19 RAB drilling, approximately 400 feet to the east.

Mineralization on Fence 17 North extension was concentrated in a 380 foot wide zone, bounded by holes GSRAB080777-GSRAB080806 (Appendix 3, Table 20).  The zone consists of scattered gold mineralization occurring on well defined shears and veins observed at the surface and apparent in cross section.  During excavation of Fence 17 North extension, and subsequent grab sampling in 2007, several shear zones were identified and measured with strikes ranging between 104 and 114 degrees and dips of 30 to 40 degrees.  These apparently low angle shear zones had alteration halos up to 40 feet in width, contained multiple quartz veins, and near hole GSRAB080800, abundant stibnite.  Grab sample 566278 taken from the stibnite and quartz vein between GSRAB080799 and GSRAB080800 graded 0.105 opt (3.6 gpt).  The abrupt termination of surface alteration, first observed near hole collar GSRAB080806, is correlated with a bounding structure seen in the Fence 17 North extension cross section.  This south dipping, bounding structure marks the northern extent of significant gold grade in the footwall of the Tolovana-Scheuyemere vein swarm on Fence 17 North extension. The most significant mineralization intercepted on Fence 17 North extension was in holes GSRAB080795-GSRAB080802. This mineralization is 120 feet wide at surface and correlates with the previously described antimony rich zone.

Table 20: Significant RAB intercepts on Fence 17 North Extension.

Hole Number	From (feet)	To (feet)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
777	24	42	18	1.2	0.03
779	0	78	78	1.5	0.05
Including	6	42	36	3.0	0.09
Including	6	9	3	30.5	0.89
784	24	48	24	1.0	0.03
793	3	21	18	1.2	0.04
795	3	66	63	1.6	0.05
795	0	78	78	1.3	0.04
Including	60	66	6	12.0	0.35
Including	63	66	3	18.5	0.54
797	0	78	78	1.3	0.04

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Including	27	60	33	2.4	0.07
Including	30	33	3	15.8	0.46
798	9	63	54	0.9	0.03
800	45	72	27	1.2	0.03
801	45	78	33	2.4	0.07
Including	45	48	3	18.7	0.55
802	0	78	78	1.5	0.04
802	57	78	21	5.1	0.15
Including	75	78	3	34.3	1.00
804	39	69	30	1.2	0.04
Including	51	63	12	2.0	0.06

Fence 20: Fence 20 was drilled from 4/04/08 to 4/22/08 and consisted of 56 holes drilled to target depths of 78 feet when conditions allowed.  Holes were drilled on a variable spacing ranging between 10 and 200 feet apart.  Fence 20 was composed of holes GSRAB080815- GSRAB080870, and had a total length of 1,720 feet. Total footage drilled on Fence 20 was 3,987 feet. In apparently mineralized zones (defined by observation of surface alteration or mineralization), hole spacing was typically 10 to 20 feet.  All RAB holes were located on the hangingwall side of individual shear and vein structures.  Surface grab samples were collected in the fall of 2007 on several of these structures and strike and dip was measured where possible.  Directed by surface grab sample data and surface alteration, the RAB holes were positioned selectively, leaving gaps along the fence in areas believed to be unmineralized.

Fence 20 was positioned between 1,170 and 1,340 feet elevation along the eastern boundary of the Tolovana claim block on the left limit of Bedrock Creek (Plate 1). RAB drilling at Fence 20 extend mineralization 400 feet east from mineralization previously encountered in trenching and drilling. Another objective of the Fence 20 RAB drilling was to determine if mineralized zones in Fence 20 could be correlated with historic workings on the right limit of Bedrock Creek, such as the Wyoming mine, Crawford adit, Colorado vein and Wackwitz vein.

Fence 20 was well positioned to test the ground from the Dolphin intrusion on the south to the western strike projection of Cleary Hill vein mineralization near the confluence of Bedrock and Cleary Creeks.  Gold mineralization in Fence 20 was concentrated in two distinct zones on the southern end of the fence.  Other high grade intercepts were scattered throughout the rest of the fence on widely spaced quartz veins and shears.  Descriptions of these zones in this report are based from RAB assay data and associated cross sections, as well as structural measurements and grab samples collected from surface exposures.

Zone 1 on Fence 20 is a 270 foot wide zone of surface alteration hosting multiple shears and quartz veins. The zone is bounded by holes GSRAB080843-GSRAB080861 (Appendix 3, Table 21).  Zone 1 is split into two distinct sections differing in overall grade.  The higher grade section is 140 feet wide and was intercepted by holes GSRAB080852-GSRAB080861.  The high grade section is adjacent to a wide zone of low grade gold mineralization in what appears to be the footwall of the high grade structure.  The low grade footwall block was intercepted over a 130 foot width by holes GSRAB080843-GSRAB080851.  Surface grab samples collected in the

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low grade section graded significantly higher than those collected in the section classified as “high grade” based on RAB holes. For example, sample 566283 collected between RAB holes GSRAB080844-0845 was taken in FeOx stained crushed quartz vein breccia and graded 2.35 opt (80.5 gpt). Sample 566282, also collected between RAB holes GSRAB080844-0845, was taken 2.5 feet south of sample 566283 in shear gouge with crushed quartz and graded 0.153 opt (5.25 gpt).  In contrast, all surface grab samples collected in 2007 on the high grade section of zone 1 graded less than 0.03 opt gold (1.0 gpt). This is another example of extreme grade variability over short distances on mineralized structures at Tolovana.

Zone 2 on Fence 20 was intercepted on holes GSRAB080869-GSRAB080870 over a width of 50 feet.  No surface samples were collected in 2007 at this location however, an approximately 20 foot wide zone of AsOx alteration was observed during excavation of this part of Fence 20 (Table 21). Arsenopyrite-rich quartz vein float also was seen in this area.

All other significant grade thickness intervals intercepted on Fence 20 occurred on widely scattered veins and shears outside of the two zones discussed above.  One interval of particular significance was intercepted in holes GSRAB080822-0823.  This zone is approximately on strike with the Cleary Hill vein (projected west at 100 degrees strike).  At surface in Fence 20 between holes GSRAB080820-0821, an 8 foot wide south dipping shear zone with black gouge and quartz veining was measured with a strike of 090 degrees and a dip of 60 degrees to the southwest. Grab sample 566256 taken of the FeOx and MnOx stained quartz on the hangingwall boundary of this shear graded 0.034 opt (1.17 gpt) and hole GSRAB080822 drilled into this structure, returning 52 feet grading 0.023 opt gold (0.78 gpt, Table 21).

Table 21: Significant RAB intercepts on Fence 20.

Hole Number	From (feet)	To (feet)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
822	0	51	51	0.78	0.023
826	6	60	54	0.52	0.015
836	0	33	33	0.93	0.027
846	0	48	48	0.65	0.019
848	0	78	78	0.53	0.015
855	0	36	36	2.16	0.063
Including	15	18	3	12.51	0.365
857	0	45	45	0.95	0.028
858	0	57	57	0.96	0.028
Including	18	36	18	2.15	0.063
859	0	72	72	1.08	0.032
860	24	69	45	0.87	0.025
861	0	75	75	1.75	0.051
including	60	72	12	6.6	0.192
862	21	48	27	0.98	0.028
863	36	63	27	3.04	0.089
including	51	57	6	9.75	0.284
868	0	69	69	1.25	0.036
including	21	39	18	2.82	0.082

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869	18	60	42	0.65	0.019
870	21	24	3	34.29	1

Fence 6 South extension: RAB drilling in Fence 6 South extension was drilled from 4/23/08 to 4/29/08 and consisted of 22 holes drilled to target depths of 78 feet when conditions allowed.  Holes were drilled on a variable spacing ranging between 20 and 25 feet apart.  All RAB holes were located on the hangingwall side of individual shear and vein structures.  The Fence 6 South extension included holes GSRAB080871- GSRAB080892 and had a total length of 480 feet.  Total footage drilled on Fence 6. S. extension was 1,692 feet.  The Fence 6 South extension was drilled along an existing road used for previous core and RC drilling at the Dolphin prospect.

The objective of RAB drilling at Fence 6 South extension was to test mineralization hosted in quartz veins and shear zones known to exist in the hangingwall of the Scheuyemere vein swarm.  Fence 6 South extension was also drilled to test mineralization at the contact of the Dolphin intrusion.  Holes GSRAB080886-GSRAB080892 contained intervals of alternating schist, hornfels, and granodiorite with the last hole (GSRAB080892) being drilled entirely in granodiorite.

RAB drilling in Fence 6 South extension confirmed continuity of mineralization extending to the south from the Scheuyemere vein swarm to the Dolphin deposit intrusive contact.  Gold mineralization occurs throughout the fence in widely spaced shears and quartz veins and did not appear to be affected by proximity to the Dolphin intrusive (Table 6).  RAB drilling on Fence 6 South extension encountered granodiorite and hornfels beginning with hole GSRAB080885.  The width of the schist/hornfels/granodiorite transition zone as indicated by RAB drilling on Fence 6 South extension was 160 feet.  The contact between the intrusive and schist was irregular and appeared in several holes until hole GSRAB080892 was drilled completely in granodiorite.  Gold mineralization within the granodiorite was correlated with cross-cutting shear and vein structures, similar in characteristics to mineralization in adjacent schist units.  In hole GSRAB080888-0889 RAB chip logs identified increased FeOx stained gouge, quartz and pyrite in intervals with elevated gold grades (Appendix 2, Appendix 3).

The most significantly mineralized structure intercepted by RAB drilling on Fence 6 South extension was encountered in holes GSRAB080876-0882.  On hole GSRAB080878, this shear zone with associated quartz vein grading 0.60 opt (20.6 gpt) over a 6 foot interval.  Its intercept over 160 linear feet by 7 RAB holes indicate that its strike is possibly sub-parallel to the orientation of Fence 6 North extension.  If this is true, then this structure likely has a strike of 100-120 degrees, similar to other shear zones at Tolovana.  When adjusted for the elevation difference between t Fences 6 North and 6 South, this is possibly the same shear encountered in hole GSRAB080735 on Fence 6 North extension.

Table 22: Significant RAB intercepts on Fence 6 South extension

Hole Number	From (feet)	To (feet)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
871	3	69	66	0.61	0.018
872	3	63	60	0.76	0.022
877	12	30	18	1.61	0.047

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878	18	24	6	20.6	0.601
885	30	75	45	0.84	0.025
889	15	78	63	0.7	0.02

Fence 19 extension: The Fence 19 extension RAB fence was drilled from 4/29/08 to 5/02/08 and consisted of 12 holes drilled to target depths of 78 feet when conditions allowed.  Holes were drilled on a variable spacing ranging between 10 and 40 feet apart.  All RAB holes were positioned on the hangingwall side of individual shear and vein structures visible in the wall and floor of the access road (Plate 1).  The Fence 19 extension consisted of holes GSRAB08893- GSRAB08904 and had a total length of 404 feet. Total footage drilled on Fence 19 extension was 1,236 feet.

The objective of RAB drilling at Fence 19 extension was to intercept and test mineralization on the quartz veins and shear zones known to exist in the footwall of the Scheuyemere vein swarm to the east of the Fence 17 North extension.  Fence 19 extension drilling also filled in a 430 foot wide data gap which existed between the south end on Fence 19 and the north end of Fence 18. Mineralization intercepted in holes GSRAB080793 to GSRAB080800 in Fence 17 North extension project through the area filled in by Fence 19 extension.

Fence 19 extension RAB drilling confirmed continuity of mineralization well into the footwall of the Scheuyemere vein swarm. Gold mineralization appeared throughout the fence in widely spaced shears and quartz veins but was concentrated in two zones (Table 23).  The two zones are spaced 200 feet apart and are covered by RAB holes GSRAB080894-0897 and holes GSRAB080926-0932.  The zone drilled by holes GSRAB080926-0932 is the most significant of the two, including an interval of 6 feet grading 0.318 opt (10.9 gpt) in hole GSRAB080927 (Table 23).

Table 23: Significant RAB intercepts on Fence 19 extension.

Hole Number	From (feet)	To (feet)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
895	48	60	12	2.3	0.067
927	30	69	39	2.18	0.064
including	45	51	6	10.9	0.318
931	39	78	39	1.03	0.03

Fence 18 South extension: The Fence 18 South extension RAB fence was drilled from 5/12/08 to 5/22/08 and consisted of 40 holes drilled to target depths of 78 feet when conditions allowed.  All holes were spaced on a uniform 20 foot spacing to ensure complete coverage of the area extending south of the Scheuyemere vein swarm to the Dolphin intrusion (Plate 1).  The Fence 18 South extension was composed of holes GSRAB080905- GSRAB080925 and GSRAB080935- GSRAB080944, and had a total length of 590 feet. Total footage drilled on Fence 18 S. extension was 2,390 feet.

The objective of RAB drilling at Fence 18 South extension was to test mineralization in the quartz veins and shear zones in the hangingwall of the Scheuyemere vein swarm south of where this vein was intercepted on Fence 18.  Drilling continued south beyond the Dolphin

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intrusive contact.  The intention at the outset of drilling Fence 18 South was to continue drilling until one hole was drilled completely in granodiorite of the Dolphin intrusive.  After several holes drilled beyond the Dolphin contact encountered layered schist, hornfels, and granodiorite, drilling in Fence 18 South extension was discontinued.

Fence 18 South extension RAB drilling confirmed continuity of mineralization well into the hangingwall of the Scheuyemere vein swarm (Table 24). Gold mineralization appeared throughout the fence in widely spaced shears and quartz veins and was concentrated on the north end of the fence outside the Dolphin intrusion.  RAB drilling on Fence 18 South extension first encountered granodiorite on hole GSRAB080910.  From that hole south, all holes intersected alternating layers of schist, hornfels, and granodiorite until hole GSRAB080934 which marked the location where the majority of intervals drilled were hornfels and granodiorite.  Fence 18 South extension appears to have skirted the eastern boundary of the Dolphin intrusion.  The farthest southeastern hole on Fence 18 South extension still did not drill completely into intrusive rock.  Gold mineralization within the intrusive was correlated with cross-cutting shear and vein structures, similar in characteristics to mineralization in adjacent schist units.  In hole GSRAB080888-0889 RAB chip logs identified FeOx stained gouge, quartz and pyrite where elevated gold grades were present.

Three significant zones of mineralization were discovered by RAB drilling on Fence 18 South extension.  The first of these zones was located on the north end of the fence where several quartz veins and shears appear in holes GSRAB080907-0909 (Table 24, Appendix 2).  This is the continuation of mineralization seen in the hangingwall of the Scheuyemere vein swarm on Fence 18 drilled.  Frequency of mineralized structures carrying gold grade decreases upon reaching the boundary of the Dolphin contact at hole GSRAB080910.  Two additional shears and quartz veins were intercepted south of hole GSRAB080910 and occur within the Dolphin contact zone.  The first was intercepted on holes GSRAB080921-0923 and is characterized by sericite alteration in schist and granodiorite with quartz veining.  This structure is fairly low grade, grading 0.03 opt (1.04 gpt) over 9 feet on hole GSRAB080922.  The second zone was intercepted on holes GSRAB080935-0938 and is characterized by granodiorite shear gouge with FeOx stained vuggy quartz veining.  Hole GSRAB080936 returned 9 feet grading 0.107 opt (3.67 gpt).  On hole (GSRAB080937) intercepted another 9 foot interval grading 0.105 opt (3.59 gpt) down-dip on the same structure, indicating consistent grade over approximately 25 dip-feet on this structure.

Table 24: Significant RAB intervals on Fence 18 South extension.

Hole Number	From (feet)	To (feet)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
907	0	78	78	0.81	0.024
908	3	78	75	1.03	0.03
including	54	57	3	13.2	0.385
909	6	42	36	1.47	0.043
936	27	48	21	1.94	0.056
937	51	60	9	3.59	0.105

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2008 Differential GPS Survey

Background: In 2007 Freegold Ventures purchased a Thales Promark 3 differential global positioning system (DGPS) survey.  This equipment was used to conduct an extensive survey, the first time such equipment has been used on the Golden Summit project.  The survey work was prioritized with RAB drill holes placed at the top of the list, followed by bulk sample pit outlines and floor elevations, old trenches, mine workings, claim corners, roads, and diamond drill hole locations.  In 2008, over 5,000 survey points were collected, post-processed, and cataloged using the Thales Promark 3 field unit and the Thales Promark 3 GNSS post-processing software.

Accuracy of X and Y survey data collected with the Promark 3 ranged between 0.00 feet to 0.40 feet on a 95% confidence interval.  Most survey points generated X and Y data falling between 0.10 and 0.20 feet accuracy on a 95% confidence interval ± 0.03 feet. Elevation accuracy during surveying at Cleary Hill with the Promark 3 ranged between 0.00 feet to 0.70 feet on a 95% confidence interval.  Most survey points generated elevations falling between 0.10 and 0.30 feet accuracy on a 95% confidence interval ± 0.05 feet.

RAB Hole Surveys: All  exploratory RAB and  definition RAB drill holes on were surveyed by DGPS in 2008.  At each definition grid and RAB fence, holes were surveyed post drilling.  Accurate X and Y data collected on RAB drill holes provided the ability to identify structures appearing in multiple holes that were sometimes spaced as close as 5 feet apart.  Accurate X, Y and Z data also allowed discrimination between closely spaced high angle mineralized quartz veins which in places occurred in swarms and sometimes in close proximity to wider mineralized shear zones.

Bulk Sample Pits: DGPS surveying was conducted before, during, and after bulk sampling at the Beistline, Fence 1, and Cleary Hill vein bulk sample pits.  Prior to excavation, the original grade was documented to allow for post-excavation volume estimation.  During bulk sampling operations, DGPS survey data was collected for geologic features providing the ability to accurately map mineralized structures.  After each cut and level was completely excavated, pit outlines and floor elevations were recorded for volume and tonnage calculations.  All pits from the 2008 bulk sampling program were surveyed.

Other Survey Information: Shafts and other mine openings in the Cleary Hill Mine and Tolovana areas continued to be surveyed by DGPS in 2008. About 20% of the existing shafts and adits at Cleary Hill remain to be surveyed due to difficult access caused by dense vegetation growth around the shaft and adit perimeters. To date, the shafts which have been surveyed are the Beistline, Red, Timber, Discovery, Jones, Windlass, No. 1 adit, and Penrose shafts/adits. Shafts and adits which have been surveyed at Tolovana are the Parenteau, Willow, Tolovana, and Scheuyemer  Vegetation will need to be cut to allow accurate DGPS surveys of shafts, adits, etc. (Plate 1).

Diamond core hole collars from the 2008 drill program were also DGPS surveyed.  This allowed accurate correlation of geochemical assay data with previous RAB and RC drill data as well as definition RAB data from 2008. A DGPS survey of the entire footprint of the Beistline

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and Fence 1 bulk sample areas as well as of the new Tolovana road at Bedrock Creek .  This survey included all areas stripped of vegetation, organic and overburden waste dumps, and extent of drill pads drilled and not yet drilled.

DRILLING

Drilling completed by Freegold on the Golden Summit project since 1991 includes 88,241 feet of core and reverse circulation in 214 holes and 80,825 feet of rotary air blast drilling in 2,028 holes.  Drilling was conducted by third-party contractors in 1992, 1994-98, 2000, 2003, 2004 and 2006 through 2008 and consisted of diamond core drilling, down-hole hammer reverse circulation drilling and rotary air blast drilling (RAB). All drilling conducted during these programs was managed for Freegold by Avalon Development and was conducted by independent drilling contractors. Reverse circulation samples consisted of one-eighth splits of each 5-foot interval from holes ranging from 5 to 6.5 inches in diameter. Prior to 2008, all core samples were sawed into one-half splits of variable length depending on visible geological criteria. In 2008 whole core analysis was conducted. All rotary air blast samples consisted of 100% cut of either a 2.5-foot or a 3-foot composite interval from holes ranging from 3 to 3.5 inches in diameter.

During 2008 a total of 10,063.5 feet of diamond core drilling was completed in 26 holes.  A total of 21,139 feet of exploration RAB drilling was completed in 291 holes averaging 63 feet deep.  A total of 19,635 feet of definition RAB drilling was completed in 1,063 holes averaging 18.5 feet deep and sampled on 2.5 foot intervals.

Table 25: Summary of 2008 core and RAB drilling of the Golden Summit project.

Prospect	Core Holes	Total Footage	Exploration RAB Holes	Total Footage	Definition RAB Holes	Total Footage
Cleary Fence 1	13	6,757	0	0	0	0
Beistline Pit	10	2082.5	0	0	0	0
Cleary: Fence 24	0	0	56	4,113	0	0
Beistline: Fence 21	0	0	17	1,308	0	0
Beistline: Pit	0	0	0	0	702	14,165
Fence 1: Pit	0	0	0	0	294	4,160
Cleary North	0	0	0	0	67	1,310
Scheuyemere	3	1224
Fence 6 North Ext.			46	3596
Fence 17 North Ext.			38	2817
Fence 20			60	3987
Fence 6 South Ext.			22	1692
Fence 19 Ext.			12	1236
Fence 18 South Ext.			40	2390
Totals	26	10,063.5	291	21,139	1,063	19,635

The RAB drilling completed in 2006, 2007 and 2008 was contracted to Fairbanks Excavation Co. who supplied an Ingersoll Rand ECM 590 track mounted rotary air blast drill (RAB) for the program. This unit produces 2.5 inch to 4.5 inch diameter drill holes and features

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an Ingersoll Rand compressor that produces 250 cubic feet per of air per minute at 140 pounds per square inch air pressure.  The automatic rod changer with 12 foot rods gives the drill up to 78 feet of mobile drill depth capability.  Depending on drilling conditions, RAB holes at Cleary Hill were drilled with 3 inch or 3.5 inch percussion bits.  A pneumatic hammer placed at the upper end of the drill mast helped pulverize material down hole. The drill pipe is a conventional single walled pipe with air traveling down the inside of the pipe and the sample traveling up the outside between the pipe and the hole wall. Vacuum suction provided by the compressor helps evacuate samples from the hole after which the samples pass through a cyclone where they are collected in a sample bag inside a 5 gallon bucket. Prior to June 6, 2008, all sample intervals were 3 feet wide and lithologic samples were sieved from the cutting stream, washed and logged for each sample interval. The RAB samples collected after June 5, 2008 were collected following new sampling procedures instituted by Freegold Ventures (see Sampling Method and Approach for details). After June 6, 2008, all sample intervals were 2.5 feet wide, no lithologic samples were collected from RAB drill cuttings and no chip logging was completed on RAB intervals. During 2008 a total of 25,053 feet of RAB drilling was completed in 1,136 holes in the Cleary Hill area. All rotary air blast samples consisted of 100% cut of either a 2.5-foot or a 3-foot composite interval from holes ranging from 3 to 3.5 inches in diameter.

Colorado-based CNC Drilling was the core drilling contractor utilized in 2008 and operated a skid-mounted Atlas Copco CS 1000 diamond core drill housed in a 20 foot long conex unit, with a second conex used to house drill rods.  Fairbanks Excavation prepared all drill pads and supplied the water truck for drilling operations. Drilling consisted of 23 holes totaling 8,840 feet over a 51-day period during February, March and April. CNC’s equipment and personnel performed as expected and provided good quality core except in highly fractured intervals where recovery dropped below the 90% level targeted at the outset of the program.

Poor core recovery was experienced in some shear zones, particularly in the Beistline pit drilling, during the 2008 core drilling program at Golden Summit.  This resulted in either no assay data or data of uncertain quality (either false negative or false positive).  Due to the incompetent nature of rock in and around shear zones at Golden Summit, extremely altered and fragmented core either dropped out of the core barrel and was not recovered in the succeeding interval, or fine grained quartz and shear gouge containing mineralization was flushed away by the high pressure drill mud used to lubricate the bit and improve drill recovery. The same phenomenon is assumed to occur at depth beyond near surface RAB drill intervals, but likely decreases in frequency with depth as overall rock competency increases below the zone of oxidation (±200 feet depth).  Attempts to mitigate poor core recovery included but were not limited to:

1.

Varying drill mud type (EZ mud DP worked best);

2.

Shortening of drill runs, at times shortening down to <1 foot;

3.

Reducing water flow and at times drilling “dry”;

4.

Slowing drill rod rotation speed:’

5.

Injection of Loss of Circulation Materials (LCM’s);

6.

Using a combination of all or some of the above mentioned techniques.

Due to the incompetent nature of rock in and around shear zones at Golden Summit, the possibility of poor core recovery was anticipated at Tolovana, as a result similar steps were taken

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to mitigate poor recovery.  Core recovery during the 2008 core drilling program at Tolovana was excellent with only a few intervals returning less than 100% core recovery.

In future core drilling programs at Golden Summit, additional core loss mitigation techniques should be employed including drilling with larger diameter core such as HQ (2.5 inch diameter) or PQ (3.345 inch diameter) for improved recovery, utilization of a triple tube core barrel and formulation of a bit matrix/pattern configuration that maximizes drill mud lubricity.

SAMPLE METHOD AND APPROACH

Rock, soil and drill sampling methods and procedures utilized in 1992 through 2008 followed established industry guidelines for this level of mineral exploration work.

All reverse circulation and rotary air blast samples were quick-logged on-site by an experienced geologist and later detail logged using representative chip samples from each 2.5, 3 or 5 foot sample interval. Reverse circulation samples were one-eight to one-quarter split, depending on hole diameter while 100% of RAB cuttings were collected and shipped to the geochemical lab.

Since 1997 all rock and soil geochemical samples collected were described in the field and located using hand-held global positioning system (GPS) methods. Data from each sample was then entered into a digital GIS-database for later interpretation. Channel samples collected on the project were collected along the trench floor or rib using a rock pick and chisel as required. Channel sampling using a power saw was attempted but abandoned due to the heavy weathering and penetrative cleavage of metamorphic rocks on the project, both of which made such sampling difficult and potentially unreliable.

Since 1992 all samples collected from the Golden Summit project were transported by Avalon Development employees directly from the field to Avalon’s secure warehouse in Fairbanks. Avalon personnel checked each sample shipment to insure that samples in hand agreed with sample totals in field notebook. Once the integrity of each sample shipment was established the samples were picked up by representatives of an independent analytical laboratory (Bondar Clegg, ALS Chemex or Alaska Assay) for analytical processing.

Exploration RAB drilling samples collected during the 2006 and 2007 and from January 1 through June 5, 2008 RAB drilling program consisted of a 100% split of the drill cuttings. Samples were collected by Avalon Development personnel and weighed from 4 kilograms to 54 kilograms, averaging about 7 kilograms. The samples were weighed and logged on-site and transported daily to a locked warehouse at Avalon Development’s office complex for subsequent pick-up, preparation and analysis by ALS Chemex and/or Alaska Assay Laboratories.

Definition RAB samples collected after June 5, 2008 were collected following new sampling procedures instituted by Freegold Ventures. This new sampling protocol consisted of collecting all samples on 2.5 foot intervals and passing 100% of the sample through a Jones-type splitter until the sample intended for analysis weighed between 250 and 500 grams. Depending on the volume of drill cuttings coming from the drill interval, this meant splitting the sample between 4 and 7 times (averaging 5 splits) to reach the desired sample weight. Duplicate samples for QA/QC were collected after every 45 feet of drilling. The final samples destined for assay

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were then delivered to Freegold’s on-site preparation laboratory where they were weighed, crushed by Freegold employees and then picked up by Alaska Assay Laboratories for pulverizing and gravimetric fire assay analysis for gold.

Definition RAB drill samples collected in the Cleary North RAB were collected in the same manner as outlined above for definition RAB samples however, samples collected from the Cleary North area were transported to Avalon Development for insertion of sample blanks, and standards prior to submittal to Alaska Assay Laboratories.

2008 Core Sampling Technique: The following is a proposed procedure manual for whole core digestion used on the 2008 Golden Summit project core drilling program.

1.

Core was moved by Avalon from the drill rig to the secure logging facilities at each shift change.

2.

Core boxes were stacked in numerical order in the core logging area.

3.

Core boxes were inspected for proper labeling and core in the boxes is inspected to insure that the core was placed in the boxes at the drill rig in the proper order with the proper footage markings on the core run blocks.

4.

Core was moved to logging tables and placed in order by box number such that the lowest numbered box (with the shallowest drill core) is on the far left side of the logging bench and while the highest numbered box (with the deepest drill core) is on the far right side of the logging bench.

5.

Core was washed with a spray bottle to remove polymer or other drill mud. Due to the presence of coarse, free gold, core was not washed with a brush since this could smear coarse gold particles from a mineralized to an unmineralized interval.

6.

Core recovery (ratio of core recovered in a given core run to the actual length of the core run) was calculated and marked on the logging sheet for each core run interval pulled by the drilling company. This information was entered in the logs as a percent-recovered.

7.

The RQD, or Rock Quality Designation was calculated for each core run.  The RQD is the combined length of all whole core segment in each core run that were greater than 10 cm (4 inches) or longer than twice the core diameter, divided by the total length of the recorded core run multiplied by 100 (expressed in % form).  The total length of core includes all lost core sections. Breaks in the core that result from the drilling process or extraction of the core from the core barrel are usually fresh looking and have rough edges. These mechanical breaks were ignored while calculating RQD. For the NQ2 drill core drilled at Golden Summit (diameter 1.995 inches), samples qualifying for addition in the RQD calculation would be 4 inches or more in length. RQD information was recorded in percentage form on the logging sheet for each core run interval pulled by the drilling company.

8.

The drill core was logged by a senior geologist with experience in the rock type, alteration and mineralization. Details relating to lithology, structure, alteration and mineralization were recorded systematically. Lithologic details were compiled on paper logs, and later converted to digital format.  Structural details were measured and their angle to core axis recorded in the log. Details relating to the thickness, angle and other aspects were recorded in the log. Hydrothermal alteration features, such as quartz or sericite alteration, were noted in the logs and details relating to its extent and intensity were recorded.  Hydrothermal mineralization was recorded in the log.

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Details recorded include morphology, mineralogy and color of quartz veins, sulfide mineralogy, form and abundance (in volume %), metallic oxide mineralogy, form and relative abundance, and any other feature related to gold, gold-pathfinder or other metallic mineralization. The geologist took close-up digital photographs of unique or otherwise significant features described above.

9.

Following logging, the geologist selected sample intervals for geochemical analyses. Selection of sample intervals utilized all the visual rock information gathered by the logger as well as any information gathered through the use of additional tools such as an XRF hand held analyzer, hand held geophysical tools, ultraviolet lamp or any other analytical tool that provided additional information about the geologic environment and mineralization.  Sample intervals did not cross core recovery block boundaries. Sample intervals were no longer than 5 feet in length and no shorter than 0.5 feet in length. The minimum core sample length was predicated on obtaining sufficient sample from which to create a 500 gram pulp. The selection of intervals for geochemical analysis focused on selecting the shortest sample interval that the accumulated logging information indicates was a unique zone, structure or area of mineralization.  Similarly, wider zones that appear to be gold mineralized should also be sampled as a unit. Wooden blocks, designating the sample number and starting footage mark, were placed in the core boxes to guide the sampler. These sample blocks were marked in red while core footage run blocks were marked in black. Care was taken in assigning sample numbers to allow for insertion of blanks and standards into the sample stream. Blanks and standards comprised approximately 10% of the samples submitted to the lab from any given drill hole.

10.

The core was digitally photographed.  In this process the core was wetted to enhance picture quality and photographed under high intensity electric lights with plain light spectrum bulbs.  Each core box was photographed with a placard denoting hole number and footage contained in the box. Core run block and sample interval blocks were plainly visible in the pictures. Digital resolution was +5 mega-pixels to insure extremely high quality results. In addition to photographing each core box, close-up or macro photos were taken by the core logger of any obviously mineralized intervals, significant alteration or textures, noteworthy lithologic contacts, distinctive structural zones, etc. The core logger kept an accurate written log of the footage and hole number of these macro photos crossed referenced to the digital file name. Once a given hole is photographed completely, the file name of the macro photos was changed to reflect the hole number and footage of each macro photo.

11.

Once all hole photos from a given hole or part of a hole were taken, they were checked for quality and completeness by Ken Wolf, Avalon’s QA/QC manager. Unclear or incomplete photos were re-photographed, re-checked and added to the complete digital database for each hole.

12.

The original hand-written drill core logs were scanned to a digital format (Adobe pdf) and the resulting scans checked for clarity and completeness. Hard copy hand drill logs weree converted to a digital drill log format (Excel format) to allow their use in GIS and/or resource estimation software. The Excel file was checked for accuracy and completeness against the original hand written drill log by a third party and any discrepancies rectified and errors or omissions corrected. Where necessary, the core logger referred to the core to make corrections, additions or other changes.

13.

Once QA/QC checks were completed on core logs and core photos, a digital copy of the core logs and core photos was burned to a DVD and stored off-site.  In addition,

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these data were stored on at least 2 computers in two separate buildings on Avalon’s premises and were transmitted to Freegold via ftp or email.

14.

Once all of the above steps were completed and verified by the Geologist, each marked geochemical sample interval was extracted from the core box and 100% of the core from that interval was placed in a canvas sample bag bearing the sample number on the sample interval block.  Extra care will be taken to insure that only rock and rock fragments from the proper interval were collected in the sample bag. This sampling was done by a two person team who cross-referenced sample numbers of intervals on the core logs to the sample blocks and the sample numbers on the sample bags. The individual sample bags were sealed and stored in Avalon’s warehouse for subsequent batch shipping to the geochemical lab.

15.

Once a core box was emptied of the core in it, the core box was discarded. Core boxes were not reused to eliminate the possibility of contaminating subsequent drill core from previously used boxes.

16.

Ken Wolf and the core logger completed the geochemical laboratory submittal paperwork. Bagged and labeled samples were then be loaded into large nylon poly-sacks capable of holding 2,000 pounds.  Representatives of the geochemical lab collected the poly-sacks and handled all sample preparation and analysis from that point forward. The minimum instructions required for each sample shipment included:

a.

Project Name and client billing instructions.

b.

Name or description for the sample preparation methods requested.

c.

Name or description for the sample pulp size (500 grams).

d.

Name or description of Au analysis procedure (Fire Assay, gravimetric finish) and description of over-limit condition and action required by laboratory.

e.

Name or description of multi-element package analysis procedure (if any) and description of over-limit condition and action required by laboratory.

f.

Method for distribution of analytical results.

SAMPLE PREPARATION, ANALYSES AND SECURITY

During the period 1992 to 2004 sample preparation was completed by ALS Chemex Labs and Bondar Clegg Ltd. at their facilities in Fairbanks, Alaska. During 2005, trench samples were prepared by Alaska Assay Labs, a Fairbanks facility that completed crushing and pulverizing to Avalon’s specifications. During the period 1992 to August 2006 sample analysis was completed by ALS Chemex Labs and Bondar Clegg Ltd. (prior to 2002) at their facilities in Vancouver, B.C. Samples collected from September 2006 to present have been prepared and analyzed entirely by Alaska Assay Labs at their Fairbanks facility.

Except for RAB samples collected after June 5, 2008, duplicate samples were inserted on a one for ten basis beginning in 1996. Blanks and standards were used in 1997-1998 while blanks were inserted on a 1 for 25 basis in 2000 and 2002 through 2008. Commercially prepared standards were introduced on a 1 to 50 basis during 2004 - 2007. During all programs, Avalon Development collected, logged and retained the samples collected in the field until turned over to a commercial laboratory representative. Selected sample pulps were reanalyzed by metallic screen methods to quantify nugget effect in high-grade samples or where visible gold was noted during sampling.

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Except for RAB samples collected after June 5, 2008, all samples collected on the Golden Summit project were retained at Avalon’s secure warehouse facility in Fairbanks until picked up by representatives Alaska Assay, ALS Chemex or Bondar Clegg. Sample preparations procedures varied over time and between the three facilities however, analytical work consisted of gold by fire assay with atomic absorption or gravimetric finish plus a variable multi-element suite analyzed by inductively coupled plasma emission spectroscopy (ICP) methods. Prior to 2001 all ICP samples were prepared using two acid digestion procedures. Multi-element analyses conducted in 2001 through 2008 used four acid digestion procedures for all samples submitted for ICP analysis. All gold analyses completed in 2008 were by lead-collection fire assay with gravimetric finish. Sample pulps for all samples collected from 1996 to 2004 and after September 2006 have been retained at Avalon Development’s Fairbanks warehouse facility. Sample pulps for 2005 were retained by Freegold at their Vancouver office. Sample rejects from 2005 and 2006 are stored at Avalon Development's facilities in Fairbanks while rejects from 2007 and 2008 are stored on the Golden Summit project.

For RAB samples collected after June 5, 2008, the final samples destined for assay were then delivered by Avalon personnel to Freegold’s on-site preparation laboratory where they were weighed, crushed by Freegold employees and then picked up by Alaska Assay Laboratories for pulverizing and gravimetric fire assay analysis for gold. Details are not available to the authors relating to the preparation procedures, QA/QA and analytical packages utilized by Freegold for RAB samples collected after June 5, 2008.

DATA VERIFICATION

Sample duplicates were inserted into drill sample strings in 1996 on a one for 10 basis. Blanks and a small number of standards were introduced into sample streams in 1997-98 while blanks were inserted into rock and drill samples on a 1 for 25 basis in 2000 and 2002 through 2006. Sample blanks consisted of Browns Hill Quarry basalt, an unmineralized Quaternary basalt flow from the Fairbanks Mining District, Alaska. Extensive previous analysis of this same blank rock type has given Avalon a large geochemical database for use on a comparative basis. Analyses of variance performed on samples analyzed by Bondar-Clegg and Chemex indicate no unacceptable sample results in the blanks submitted. Samples containing coarse gold may present repeatability problems due to nugget effect which future exploration needs to consider.

Commercially prepared standards containing 1.5 and 2.5 gpt gold were introduced on a 1 to 50 basis during 2005. Analyses of variance performed on samples analyzed by ALS Chemex indicate no unacceptable sample results in the standards submitted. Commercial standards containing 0.627 ppm, 2.56 ppm, 4.46 ppm, or 11.33 ppm gold were included in sample streams for 2006 at a rate of 1 per 25 for rock and channel samples and 1 per rotary air blast drill hole (approx. 1 per 17-25 samples). No unacceptable analysis results were returned for these standards from either ALS Chemex or Alaska Assay Labs.

During 2006 through 2008 one duplicate assay was conducted in every RAB drill hole and either a blank or a standard is inserted in the sample stream every 10 samples. Evaluation of each sample batch was conducted by Avalon Development as it was received and any spurious results were corrected by the analytical lab prior to the data being posted to the master

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geochemical database for the project. During 2008 a total of 117 blank samples were inserted into drill core sample submittals and 86 blank samples were inserted into RAB sample submittals. Sample blanks were inserted on a two per one hundred sample basis Sample blanks were inserted on a two per one hundred sample basis and consisted of Browns Hill Quarry basalt, an unmineralized Quaternary basalt flow from the Fairbanks Mining District, Alaska. Extensive previous analysis of this same blank rock type has given Avalon a large geochemical database for use on a comparative basis. Eight different commercial standards provided by Analytical Solutions were used during 2008. Values in these standards raged from 0.627 ppm to 11.33 ppm gold. No unacceptable analysis results were returned for these standards and blanks from either ALS Chemex or Alaska Assay Labs.

ADJACENT PROPERTIES

The Golden Summit is surrounded by over a dozen small to moderate size properties owned by small companies and individuals. Several of these properties contain old mines and known-gold-bearing prospects (Freeman, 1992). Several of these properties were leased to Freegold during the period 1992 to 2005 but were returned to their respective owners during that period and are no longer are part of the Golden Summit project. While some of these properties contain mineralization that is similar to that known to exist on the Golden Summit project, a discussion of these prospects is outside the scope of this summary.

MINERAL PROCESSING AND METALLURGICAL TESTING

Prior to early 2007 Freegold had completed no metallurgical or petrographic analyses on samples from the Cleary Hill or Tolovana prospects. Metallic screen analyses were conducted on selected samples of the Cleary Hill mine drill samples in 2003 and 2004. Metallic screen analyses were conducted on high grade samples from the 2002 Cleary Hill trenching program and from 60 channel and 21 high grade grab samples from the 2005 Cleary Hill trenching program. This work indicated that below about 1 gpt gold, standard –150 mesh fire assay results are nearly identical to weighted average metallic screen assay results suggesting nugget effect is not present to any significant degree in lower grade samples. However, as overall sample grades increase, metallic screen analyses display an increasing disparity between standard fire assay grades and weighted average metallic screen fire assay results. These results suggest a significant nugget effect can be expected in higher grade samples, particularly those with coarse visible gold.

In January 2007 Freegold submitted approximately 7 composite samples of run-of-mine material from the 2006 bulk sample pits to McLelland Labs of Reno, Nevada for acid base accounting tests. These tests were required by the Alaska Department of Conservation for solid waste disposal permits that were issued in mid-2007. These acid base accounting analyses indicate that 5 of the bulk sample material was net-acid neutral and did not pose any acid generating threat.  Two of the bulks sample composites returned values indicating a slight acid generating potential however, the values suggested by the analyses were well under benchmark levels that would require special handling procedures under permits issued by the State of Alaska.

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In January 2007 Freegold submitted approximately 600 pounds of run-of-mine material from the 2006 bulk sample pits to Knelson Gravity Solutions in Langley, British Columbia. These samples were submitted to determine the effectiveness of gravity recovery on various size fractions.  Results of these tests were not available to the author at the time this summary was completed.

In the summer and fall of 2007 Freegold permitted and constructed a 1,200 ton per day gravity recovery circuit in order to recover the gold from the bulk samples (Manz, 2008). The final commissioning of the plant occurred late in the processing season, and only a small number of the stockpiles from the 2006 bulk sampling effort were crushed, sampled and processed before freezing temperatures forced the winter closing of the plant. This plant was upgraded and commenced operation again in the middle of 2008, operating continuously until freezing temperatures forced the winter closing of the plant in October 2008. Analysis of the materials processed in 2007 and 2008 was in progress as this report was being prepared.

MINERAL RESOURCE ESTIMATES

There currently are no mineral resources on the Golden Summit project that comply with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000.

ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

Golden Summit is not presently a development or production property.

OTHER RELEVANT DATA AND INFORMATION

To the best of the author’s knowledge, there are no other data available to the author that bear directly on the potential of the Golden Summit project.

INTERPRETATIONS AND CONCLUSIONS

The Golden Summit project is located in a road accessible mining district with excellent land status and infrastructure. Several historic producing mines are present on the property and extensive surface exploration has been conducted on the property and on adjacent lands since 1992. Drilling conducted prior to 2000 indicated the property had potential for high-grade vein hosted resources such as those intercepted beneath the old underground workings of the Cleary Hill mine. Subsequent drilling and trenching completed from 2002 through 2008 indicate that both high-grade vein mineralization and shear-hosted bulk tonnage gold mineralization are present on the property, either of which has potential for future resource development.

The 2008 core drilling program at Fence 1 indicated that drill results confirmed continuity of grade of the Fence 1 vein swarm at depth below the 2007 RAB drill pattern. Fence

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1 core drilling also extended continuity of mineralization on strike 200 feet east of Fence 1 (through Fence 1, Line 200E). Hole spacing utilized in 2008 (100 foot square grid) was insufficient to allow reliable grade tonnage calculation to be conducted. Intercepts of the Cleary Hill vein suggest is contains high grade mineralization similar to that seen at surface and similar to that mined in the historic underground mine. Low grade gold mineralization can occur both in the hanging wall and in the footwall of the Cleary Hill vein system. The reasons are unclear why the low grade mineralization forms where it does and what causes it to be concentrated above and/or below the higher grade veins.

The 2008 core drilling program at the Beistline pit area defined continuity on six mineralized structures (Beistline shear, BSTFW1, BSTFW2, BSTFW3, BSTHWV, the B1 shear) for a linear distance of 400 feet at the Beistline pit. The Beistline shear appears to be a master controlling structure and an extension of the East Fault identified further west in the underground workings of the Cleary Hill Mine. Core drilling at Beistline confirmed the previously unknown existence of multiple sub-parallel mineralized shears and veins (BSTFW1-BSTFW3) in the footwall of the Beistline shear which are either separate structures or splays of the main Beistline shear. The B1 and BSTHWV are mineralized structures in the hangingwall of the Beistline shear and appear to converge with the main Beistline structure.  This is further evidence to support the view that Beistline is a master structure and shears and veins in its hangingwall are splays off of the Beistline shear. Results from core drilling at Beistline confirm the high degree of grade variability on all structures along strike and downdip, similar to other mineralized veins and shears at Cleary Hill. Knowledge attained from core drilling at Beistline in 2008 will help to predict behavior of the Beistline and surrounding mineralization in its hangingwall and footwall moving southeast toward the Fort Apache and Anna Marry prospects.  Core drilling at Beistline also indicates mineralization is likely to continue northwest in the footwall of the Beistline/East fault structure into an area of the Cleary Hill mine prospect that as not been previous mined or explored from surface.

Trenching, diamond core drilling and RAB drilling conducted on the Tolovana prospect since 2004 has indicated the presence of several northeast and northwest trending mineralized veins and shear zones which coalesce and diverge along strike. RAB drilling conducted in 2007 and 2008 has indicated that the Tolovana and Scheuyemere vein swarms are prospective bulk sample targets which warrant further work. Additional exploration also is warranted west of the current RAB drill fences.

RECOMMENDATIONS:

Although several areas of the Golden Summit project merit future exploration effort, the initial near term (5-year) focus of exploration at Golden Summit will be the western half of the project area. Results from this portion of the project will help guide work on the eastern half the property. The multi-year exploration program recommended below is intended to be conducted in a phased approach where each phase of work recommended is dependent on the success of preceding phases of work. Based on preliminary field, laboratory and literature studies completed to date, the following recommendations for future work on the western Golden Summit project are warranted:

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Cleary Hill Mine Area

General: Historic mining and more recent exploration work conducted by Freegold at Cleary Hill mine suggest the presence of a series of vein swarms containing high grade veins and shear zones with good down-dip and strike potential. Trenching, RAB drilling, core drilling and bulk sampling conducted in 2006, 2007 and 2008 revealed several new high grade veins extending from the footwall of the Cleary Hill vein on the north the Wyoming shear on the south. These efforts have indicated that both high grade and bulk tonnage targets exist at Cleary Hill and these targets are open to expansion along strike and at depth. Recommendations for work in 2009 include backhoe/dozer trenching, core drilling, exploration and definition RAB drilling and bulk sampling as outlined below. The collective goal of these programs should be to reduce the entire timeframe, including target identification, target definition and bulk sampling, to 30 days or less. The recommendations to accomplish this work in the proposed time-frame are presented below.

Backhoe/Dozer Trenching: Over the course of the last three years it has become apparent that backhoe and/or dozer trenching followed by hand channel sampling is an unreliable method of determining the grade of gold mineralization in shears zones and veins at the Cleary Hill mine prospect in particular, and most likely, at the Golden Summit project in general. The extreme natural grade variability of the mineralization, nugget effect in high grade zones and the highly fractured nature of the mineralization and host rock all contribute to decreasing sample reliability. While estimating grade of gold mineralization exposed by backhoe and/or dozer trenches is not recommended, identification of prospective shear zones, veins and alteration is most efficiently accomplished with a backhoe and/or dozer. Backhoe/dozer trenches should be spaced at 50 to 100 feet along strike to confirm the strike and width of mineralization on the target structure.  Recommendations in 2009 include backhoe and/or dozer trenching at regular intervals across the strike of prospective bulk sample targets. Once this work has identified the location, strike and dip of mineralized veins and shears, exploration RAB drilling should be conducted. Minimal land clearing and site preparation during backhoe/dozer trenching also is recommended as a cost and time-reduction methodology. Primary targets for this work in the Cleary Hill area include the southeastern extension of the Beistline structure and the footwall zone of the Cleary Hill vein from the Penrose adit to the Beistline pit area.

Exploratory RAB Drilling: Additional exploratory RAB drilling at Cleary Hill will be critical to identification and quantification of high grade and bulk tonnage zones.  Although the technique applied in the past of drilling on long fences perpendicular to general trends of the strike of known mineralized structures has worked well to define continuity on these structures over long strike distances, the experienced gained at Cleary Hill will allow the focus to be placed on establishing continuity on known zones, both along and across strike.  Exploratory RAB drilling in 2009 should concentrate on several areas of the prospect, including the area between trenches BST0609 and BST0610, the Besitline shear southeast of the Beistline shaft and the footwall veins of the Bestline shear northwest of the Beistline bulk sample pit.

RAB drilling on trench BST0610 should be completed to help define mineralization on all sections of the Fence 1 vein swarm and to help define mineralization at the projected intersection of the Fence 1 vein swarm, Wackwitz, and B1 structures.  This RAB fence should be approximately 360 feet in length, with holes spaced 15 feet apart, and continue north from the

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intersection of the abovementioned structures to the new Beistline pit haul road.  This will allow RAB to intercept the eastward strike extension of the high grade vein/shear discovered on the south end of Fence 1 cut #3 in 2007.  This fence should extend far enough south to intercept the eastern strike projection of the Fence 1 vein swarm.

RAB drilling in recommended for trench BST0609 to define mineralization on the Fence 1 vein swarm, B1, East Fault/Cleary Hill vein-Beistline, and possibly Wackwitz structures.  This RAB fence should be approximately 290 feet in length, extending north far enough to reach the Discovery shaft.  Results from core and definition RAB drilling in 2008 suggest that the Discovery shaft is positioned on a high grade “blow-out” on a shear zone that is sub-parallel to, and 60 feet north of, the East Fault/Cleary Hill vein - Beistline structure.  RAB drilling at the north end of this proposed fence will test the structure at Discovery shaft and perhaps other shear zones in the footwall of the East Fault/Cleary Hill vein-Beistline structure.

Following backhoe/dozer trenching and, assuming positive results from this work, RAB exploration drilling should be conducted north of the Cleary Hill/East fault – Beistline structures to determine the potential of these areas for both bulk tonnage and high grade mineralization. Previous work in this part of the property is limited to auger soil sampling and RC drilling conducted in 1998 (Freeman and others, 1998). In addition, airborne magnetics modeling conducted in 2008 suggests the possible presence of favorable structural traps at the contact of the upper plate Chatanika Terrane and lower plate Fairbanks Schist (Freeman, written comm.. 2008. The first fence is recommended for the area east of the Timberline shaft and north of the 2008 Beistline bulk sample pit (Plate 1). The length and orientation of the initial RAB fence will depend on results from exploration trenching conducted prior to RAB drilling. Pending results from this fence, additional fences may be drilled across and/or along strike.

Following backhoe/dozer trenching and, assuming positive results from this work, RAB exploration drilling should be conducted southeast on the eastern strike extension of the Beistline shear to determine the potential of these areas for both bulk tonnage and high grade mineralization. Previous work in this part of the property is limited to auger soil sampling, widely spaced dozer trenches and RC drilling conducted in 1998 (Freeman and others, 1998). This work suggested the present of gold mineralization in the Beistline shear as well as mineralization encountered in drilling in the hangingwall of the Beistline shear that is controlled by structures not yet seen on surface. The length and orientation of the initial RAB fence will depend on results from exploration trenching conducted prior to RAB drilling. Pending results from this fence, additional fences may be drilled across and/or along strike.

Definition RAB Drilling: The resumption of definition RAB drilling at Golden Summit will depend on results of initial exploratory RAB drilling and exploration trenching.  To reduce costs and time spent, future definition RAB drilling will need to be focused on smaller grid layouts with triangular hole patterns.  Similar patterns were utilized at the Cleary North grid in late 2008.  Definition RAB fences should be oriented along the strike of, and in the hangingwall of, the identified target structures.  Stripping of overburden to the bedrock surface was conducted in previous RAB drilling programs, however this process increases costs for both the planned RAB drilling and for required reclamation after completion of the program. Future RAB fence preparation should minimize disturbance along the planned fences and when possible, should be conducted in winter months to allow drilling to take place through frozen overburden.

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Two previously bulk-sampled areas of the Cleary Hill mine prospect, the East Fault/Cleary Hill and Wackwitz veins, warrant definition RAB drilling in 2009. Definition drilling similar in pattern and style to that recommended for 2009 was employed at the East fault/Cleary Hill vein in 2008. Drilling should be continued from the easternmost point of bulk sampling on the Cleary Hill vein cut to the Beistline definition RAB grid, a distance of  300 feet.  This grid would require 45 holes for three lines of drilling, cover a single level of bulk sampling and extend the Cleary Hill vein pit level 1 east to the Beistline pit.  In any area along this drill pattern where other shear zones or veins converge with the East Fault/Cleary Hill vein from the west, the grid may require expansion to define these potentially well mineralized intersection zones.

The Wackwitz vein and adjacent Currey shear zone have never been drilled with an exploratory RAB program. Positive results have been returned from previous core drilling, trench channel sampling and 2006 bulk sampling, and indicate this vein system is high grade (+5 gpt) and remarkably consistent, both physically and geochemically, along strike. Limited prep-work will be required to drill the hangingwall of the Wackwitz and Currey zones.  Prep-work will involve construction of access ramps between the Currey shear (southern-most of the two targets) and the overburden and organic stockpiles located 30 feet away from the Currey shear.  The strike distance of surface mineralization for the combined Wackwitz and Currey zones is 500 feet between the 2007 Fence 4 on the west and trench WZ0504 on the east. Mineralization is up to 70 feet in width and will require 8 drill lines with 30-35 holes per line to allow complete definition of the Wackwitz and Currey zones. The Wackwitz and Currey zones remain open along strike to the west so additional expansion to the west may be warranted.

RC/Core Drilling: In the event significant areas of bulk tonnage gold mineralization are outlined by exploration and definition RAB drilling, deeper drilling beyond the limit of the RAB drill (>78 feet,) should be conducted to allow resource estimations. Because of the relatively high cost of core drilling, slow rate of advance and the possibility of poor core recovery in zones of potentially high grade mineralization, RC drilling is the recommended method for drilling above the water table.  Past drilling has indicated that water table depth varies in the Cleary Hill mine area but is generally at 150-200 feet below surface. The water table depth varies with season (deeper in winter, closer to surface in summer) but is not always related to topography because it is controlled by structures, not by a permeable or porous aquifer. Given the seasonal variation in water table depth, RC drilling is recommended for winter months (November to April).

Drill hole spacing, azimuth and inclination are all variable depending on the strike, width and physical characteristics of the various target zones.  Evaluation of the 2008 core drilling at Cleary Hill suggests that 100 foot spacings are too coarse. The extreme grade variability suggest that RAB definition drill hole variograms should be utilized to determine the optimum hole spacing, azimuth and inclination for each resource site targeted for RC drilling.

The only area outlined to date at Cleary Hill that has potential for bulk tonnage gold mineralization is the Fence 1 vein swarm (Plates 1, 3 and 4). Variogram analysis should be conducted on all previous RAB and core drilling from this area to determine the optimum hole spacing, azimuth and inclination. The goal of this drilling would be to evaluate mineralization from surface to at least 200 feet from the Fence 1 area to the convergence of the Fence 1 vein swarm and the East Fault-Cleary Hill vein system.

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Bulk Sampling: Bulk sampling at Golden Summit over the course of 2008 evolved from pit to pit to become more efficient and effective at the close of the season.  The recommendation for future bulk sampling at Golden Summit is to improve on the technique employed at the close of the season in the Cleary Hill North pit.  This was the pit which had the most favorable strip ratio relative to other pits sampled in 2008.  Bulk sampling of the Cleary Hill vein pit in October of 2008 progressed beyond definition RAB drilling and became an exploration/bulk sample cut from that point forward.  This resulted in a significant degradation of the strip ratio and increase in cost of extraction per ton of grade as the pit was widened in places to explore for high grade material.  Future bulk sampling should be conducted along narrow, well controlled definition RAB fences that are oriented along strike. This will enable bulk sampling strip ratios to be reduced significantly from that achieved at the Cleary Hill vein pit of 2008 and will afford an attendant reduction in time and cost.

Other specific bulk sample targets for 2009 can not be recommended at this point in time. Additional analytical and mass balance work by Freegold’s production staff is in progress and will need to be completed before final evaluations can be made on the bulk samples collected in 2006, 2007 and 2008 and processed in 2007 and 2008. Once head, tail and recovered grade evaluations are made, additional resource RC drilling may be warranted in one or more bulk sample areas in addition to the Fence 1 are recommended above.

Newsboy Mine Area

All of the Newsboy’s previous production came from above the 350 foot level of the mine (Figure 6). Two old unregistered maps are all that remains of the subsurface mine records from the Newsboy. Previous production of approximately 40,000 ounces of +1 opt material was mined from a northeast striking, steeply north dipping vein with mining widths reaching up to 14 feet thick near the shaft on the 115 foot level. Stockwork veins apparently were more common at Newsboy than discrete single quartz veins and gold mineralization was present in sulfide-bearing country rock which hosted the shear zones. Post-mineral cross-faults clearly plagued previous mine operators and present a significant challenge to future exploration. Because of our limited knowledge of the structural setting at Newsboy, a three stage exploration program is recommended. Initial work should include compilation of all surface and subsurface records for the Newsboy area. This GIS database will assist in targeting subsequent ground geophysics an drilling. The estimated cost of this work is $25,000. Once the GIS database is compiled, ground geophysics (NSAMT or CSAMT?) capable of defining structural details to at least 1,000 feet below surface should be conducted. Limited resistivity surveys over the Cleary Hill area suggest resistivity highs are associated with significant vein systems. In addition, previously flown airborne geophysics could be used to help model major lithologic or structural locks in the Newsboy area. Combined airborne geophysical re-interpretation and follow-up ground geophysics is budgeted at $30,000. Once these data are evaluated, RAB drilling over the known mineralized strike length of the Newsboy vein should be conducted. Drilling should be managed in a similar fashion as recommended on the Cleary Hill prospect. A minimum 5,000 feet of closely spaced RAB drilling should be completed with an all-in cost of $175,000 ($35 per foot). In addition, a six-hole, 6,000 foot diamond drill program is recommended to explore below the 350 level of the mine on three 2-hole fences. This program will be expedited by the fact that, unlike the Cleary Hill or Tolovana veins, the Newsboy vein dips to the north and topography drops off in the same direction thereby making it less expensive to test deeper levels of the vein

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system. Down-hole wedging also should be considered as a cost-effective alternative to drilling all six holes from surface. Total estimated drilling phase cost is $750,000 ($125 per foot).

Saddle Zone Area

The Saddle zone sits in a vein swarm which hosts the highest density of veins, across strike, of any area of the Golden Summit project. This prospect, drilled with conventional rotary methods by IMC and with reverse circulation methods by BP Minerals, contains a number of distinct high-grade veins, including the McCarty (Chatham), American Eagle (Kawalita-Christina), Henry Ford, Pioneer, Antimony, Pennsylvania and Ebberts veins. Historic records for this work are available and portions of it are already in the Golden Summit GIS database. The remaining hard copy records (mostly drill hole and trench geochemistry data and underground data from the American Eagle mine) should be converted to a digital format and added to the GIS database. Following data compilation, one or more RAB drill lines should be targeted at the Saddle zone to determine the number and location of gold-bearing veins and shear zones across the strike of the zone. This across-strike width extends for approximately 2700 feet from the McCarty shaft on the southwest to the Pennsylvania shaft on the NE. Existing roads and old reclaimed trenches in the area will facilitate this work. RAB ho0les should e drilled on 20 foot centers to a standard TD of 78 feet. Samples should be collected on 3-foot spacing and analyzed for gold by fire assay with gravimetric finish and for a multi-element suite using ICP methods with 4-acidf digestion. The estimated cost of the GIS compilation work, dozer preparation work, completion of at least 135 RAB holes over 2700 feet of drill line (at $35 per foot), analytical costs and all labor costs is approximately $500,000.

Tolovana Area

General: Recent work at Tolovana has revealed the presence of mineralized structural elements not previously documented on the prospect. Shear and vein strike orientations are variable over short distances making prediction and correlation of veins over long distances unreliable. In addition, extreme grade variability over short distances make correlation of structures from trenches and RAB drill fence equally unreliable. While steeply south-dipping mineralized shears and veins striking 060-080 degrees are prevalent at Tolovana, another set of northwest trending mineralized structures also are present at Tolovana. These shears appear to intersect or converge with the northeast-trending structures.  There is no known historical record of mineralized structures at Tolovana trending in the 100-130 degree range.  Exploration success at Tolovana will require accurate mapping of these trends to better understand the relationship between the northeast and northwest trending structures and to predict prospective exploration targets at Tolovana. Recommendations for work in 2009 include backhoe/dozer trenching, exploration and definition RAB drilling and bulk sampling as outlined below. The collective goal of these programs should be to reduce the entire timeframe, including target identification, target definition and bulk sampling, to 30 days or less. The recommendations to accomplish this work in the proposed time-frame are presented below.

Backhoe/Dozer Trenching: Over the course of the last three years it has become apparent that backhoe and/or dozer trenching followed by hand channel sampling is an unreliable method of determining the grade of gold mineralization in shears zones and veins on the Golden

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Summit project. The extreme natural grade variability of the mineralization, nugget effect in high grade zones and the highly fractured nature of the mineralization and host rock all contribute to decreasing sample reliability. While estimating grade of gold mineralization exposed by backhoe and/or dozer trenches is not recommended, identification of prospective shear zones, veins and alteration is most efficiently accomplished with a backhoe and/or dozer. Backhoe/dozer trenches should be spaced at 50 to 100 feet along strike to confirm the strike and width of mineralization on the target structure.  Recommendations in 2009 include backhoe and/or dozer trenching at regular intervals across the strike of prospective bulk sample targets. Once this work has identified the location, strike and dip of mineralized veins and shears, exploration RAB drilling should be conducted. Minimal land clearing and site preparation during backhoe/dozer trenching also is recommended as a cost and time-reduction methodology. Primary targets for this work in the western strike extent of the Tolovana and Scheuyemere vein systems, extending from Fence 6 to west of Willow Creek to the Parenteau adit.

Exploratory RAB Drilling: Additional exploratory RAB drilling at Tolovana will be critical to identification and quantification of high grade and bulk tonnage zones.  Although the technique applied in the past of drilling on long fences perpendicular to general trends of the strike of known mineralized structures has worked well to define continuity on these structures over long strike distances, the experienced gained at Cleary Hill will allow the focus to be placed on establishing continuity on known zones, both along and across strike.  Exploratory RAB drilling in 2009 should concentrate on the western strike extent of the Tolovana and Scheuyemere vein systems, extending from Fence 6 to west of Willow Creek to the Parenteau and Will adits (approximately 650 feet).  A single RAB drill line positioned between the Tolovana shaft/False adit and Fence 6 would help define the now open mineralization which exists between Fence 6 and Willow Creek.  An additional RAB Fence on the west side of Willow Creek above the Parenteau and Willow adits would determine the extent and grade of mineralization into an area with no recent exploration drilling or trenching.

Definition RAB Drilling: The initiation of definition RAB drilling at Tolovana will depend on results of initial exploratory RAB drilling and exploration trenching.  To reduce costs and time spent, future definition RAB drilling will need to be focused on smaller grid layouts with triangular hole patterns.  Similar patterns were utilized successfully at the Cleary North grid in late 2008.  Definition RAB fences should be oriented along the strike of, and in the hangingwall of, the identified target structures.  Stripping of overburden to the bedrock surface was conducted in previous RAB drilling programs, however this process increases costs for both the planned RAB drilling and for required reclamation after completion of the program. Future RAB fence preparation should minimize disturbance along the planned fences and when possible, should be conducted in winter months to allow drilling to take place through frozen overburden. Definition RAB drilling is recommended for The Fence 17 and Fence 6 areas, both of which have exploration RAB drilling results to guide definition drilling hole placement.

Bulk Sampling:

Bulk sampling is recommended in 2009 for the Fence 17 area at Tolovana. A cut 10 foot deep and 40 feet wide extending from the 2007 Fence 17 RAB drill pattern, north along Fence 17 extension, and approximately 300 feet in length, would allow bulk sampling of the entire Scheuyemere-Tolovana vein swarm.  Excavation at Fence 17 will allow selective bulk sampling of nearly every known mineralized structure trending across the crest of the Tolovana ridge and

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would facilitate accurate mapping of most mineralized structures currently known to exist at Tolovana hill. This would also help predict intersections of high grade structures which likely exist to the east and west of the crest of Tolovana ridge. Because significant clearing of overburden has already been accomplished in and around Fence 17 and surface grade is gentle at this location, the bulk sample/exploration trench positioned at the crest of Tolovana hill could effectively be expanded to the west or east if mineralization in the initial pit warranted further excavation.

Bulk sampling also is recommended in the Fence 6 area extending east along the Scheuyemere vein toward the Scheuyemere shaft. Previous excavations have left a ready-made bench at the Tolovana pit which will facilitate bulk sampling with little additional ground preparation. Multiple gold-bearing veins are exposed in the face of the Tolovana pit and Fence 6 RAB drilling results indicates the presence of multiple gold-bearing veins on strike with and in the hangingwall of the vein swarm exposed in the Tolovana pit. Initial excavations should commence at the current Tolovana pit wall and proceed eastward for approximately 100 feet. Pit width should be dictated by RAB drilling results and pit face panning but pit widths should be kept to a bare minimum required to efficiently extract and load bulk sample material.

DATE AND SIGNATURE PAGE

The effective date of this Technical report, entitled EXECUTIVE SUMMARY REPORT FOR THE GOLDEN SUMMIT PROJECT, FAIRBANKS DISTRICT, ALASKA is March 31, 2009

Signed,

___________________________________________

Curtis J. Freeman, BA, MS, CPG#6901, AA#159

Avalon Development Corporation

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

REFERENCES CITED

Adams, D.D., 1996, Geologic report on the Golden Summit project, Fairbanks Mining District, Alaska: Internal Rept., Spectrum Resources Inc., submitted to Intl. Freegold Mineral Development Inc., 47 p.

Aleinikoff, J.N., Dusel-Bacon, Cynthia, and Foster, H.L., 1981, Geochronologic studies in the Yukon-Tanana Upland, east-central Alaska, in Albert, N.R., and Hudson, T., eds., The United States Geological Survey in Alaska--Accomplishments during 1979, U.S. Geological Survey Circular C-823-B, p. 34-37.

Baker, T., 2003, Intrusion-related gold deposits – explorable characteristics: Short Course, Cordilleran Roundup Conference, pp. 1-11.

Baker, T., Ebert, S., Rombach, C. and Ryan, C.G., 2006, Chemical Compositions of Fluid Inclusions in Intrusion-Related Gold Systems, Alaska and Yukon, Using PIXE Microanalysis: Econ Geol., Vol. 101, pp. 311-327.

Beyers, F.M., 1957, Tungsten deposits of the Fairbanks District, Alaska: U.S. Geol. Surv. Bull. 1024-I, p. 179-216.

Blakestad, R.A., 1982, Geology and Mineralization of the Hart property, Alaska: Sedcore Expl. Ltd., Internal Rept., 71 p.

Burns, L.E., Newberry, R.J., and Solie, D.N., 1991, Quartz normative plutonic rocks of Interior Alaska and their favorability for association with gold: Alaska Division of Geological and Geophysical Surveys, Report of Investigations 91-3, 58 p.

Day, W.C., Aleinikoff, J.N., Roberts, P., Smith, M., Gamble, B.M., Henning, M.W., Gough, L.P. and Morath, L.C., 2003, Geologic map of the Big Delta B-2 quadrangle, east-central Alaska: U.S. Geol. Surv. Geol. Inv. I-2788, 11 pp., 1 map.

Day, W.C., O’Neill, J.M., Aleinikoff, J.N., Green, G.N., Saltus, R.W., Gough, L.P., 2007, Geologic Map of the Big Delta B-1 Quadrangle, East-Central Alaska, U.S Geol. Surv., Scientific Investigations Map SIM-2975. 23pp., 1 map.

DGGS, 1995, Airborne magnetic survey of the Fairbanks Mining District, Alaska: AK Div. Geol. Geophys. Surv., PDF 95-6 , 2 maps.

Douglas, T. A., 1997, Metamorphic histories of the Chatanika eclogite and Fairbanks Schist within the Yukon Tanana Terrane, Alaska, as revealed by electron microprobe geothermometry and 40AR/39AR single grain dating: unpub. Masters Thesis, Univ. Alaska – Fairbanks.

Flanigan, B., Freeman, C., Newberry, R., McCoy, D., and Hart, C., 2000, Exploration models for mid and Late Cretaceous intrusion-related gold deposits in Alaska and the Yukon

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Territory, Canada, in Cluer, J.K., Price, J.G., Struhsacker, E.M., Hardyman, R.F., and Morris, C.L., eds., Geology and Ore Deposits 2000: The Great Basin and Beyond: Geological Society of Nevada Symposium Proceedings, May 15-18, 2000, p. 591-614.

Foster, H.L.; Dusel-Bacon, C. and Weber, F. R., 1977a, Reconnaissance geologic map of the Big Delta C-4 quadrangle, Alaska: U.S. Geol. Surv. Open File Rept. 77-262, 1 map.

Foster, H. L.; Weber, F. R. and Dusel-Bacon, C., 1977b, Gneiss Dome in the Big Delta C-4 quadrangle, Yukon-Tanana uplands, Alaska in Blean, K. M., ed., The U.S. Geological Survey in Alaska--Accomplishments during 1976: U.S. Geol. Surv. Circ. 751-B, p. 833.

Foster, H. L.; Albert, N. R. D.; Griscom, A.; Hessin, T. D.; Menzie, W. D.; Turner, D. L. and Wilson, F. H., 1979, Alaskan Mineral Resource Assessment Program: Background Information to Accompany folio of Geologic and mineral resource maps of the Big Delta Quadrangle, Alaska: U.S. Geol. Surv. Circ. 783, 19 p.

Freeman, C.J., 1991, 1991 Golden Summit Project Final Report - Volume 1: General project summary and exploration summary for the Too Much Gold, Circle Trail, Saddle and Christina Prospects: Geol. Rept. GS91-1, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development, 164 p.

_____________, 1992, 1991 Golden Summit Project Final Report - Volume 2: Historical summary of lode mines and prospects in the Golden Summit project area, Alaska: Geol. Rept. GS91-1, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development, 159 p.

_____________, 1996a, Summary report for the Dolphin prospect, Tolovana mine property, Fairbanks Mining District, Alaska: Geol. Rept. DL95-1, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development, 12 p.

_____________, 1996b, Phase two summary report for the Dolphin prospect, Tolovana mine property, Fairbanks Mining District, Alaska: Geol. Rept. DL96-1, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development, 15 p.

_____________, 2001, Executive summary for the Golden Summit Project, April 2001: Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development.

_____________, 2003, Executive summary for the Golden Summit Project, August 28, 2003: Avalon Development Corp., internal report GS03-EXE1, submitted to Intl. Freegold Mineral Development, 27 p.

_____________, 2004, Executive summary for the Golden Summit Project, August 28, 2003: Avalon Development Corp., internal report GS04-EXE1, submitted to Intl. Freegold Mineral Development, 35 p.

_____________, 2005, Executive summary for the Golden Summit Project, August 28, 2003: Avalon Development Corp., internal report GS05-EXE1, submitted to Intl. Freegold Mineral Development, 40 p.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

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_____________, 2006, Executive summary for the Golden Summit Project, February 10, 2006: Avalon Development Corp., internal report GS04-EXE1, submitted to Intl. Freegold Mineral Development, 35 p.

_____________, 2007, Executive summary for the Golden Summit Project, April 2, 2007: Avalon Development Corp., internal report GS04-EXE1, submitted to Intl. Freegold Mineral Development, 48 p.

_____________; Adams, D.D.; Currey, J.; Ken Wolf, K; Wietchy, D.M.; Angell, W.; Tannenbaum, T.; Olson, I., 1996, 1996 Final Report , Golden Summit Project, Fairbanks Mining District, Alaska: Geol. Rept. GS96-2, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development.

_____________; Flanigan, B.; Currey, J.; Wolf, K and Wietchy, D., 1998, 1997 and 1998 Final Report, Golden Summit project, Fairbanks Mining District, Alaska: Geol. Rept. GS98-1, Avalon Development Corp., internal report submitted to Intl. Freegold Mineral Development.

_____________ and Schaefer, J.G., 1999, Alaska Resources Data File for the Livengood Quadrangle, Alaska: U.S. Geol. Surv., Open File Rept. 99-574, 464 pp.

Galey, J.T.; Duncan, W.; Morrell, R., Szumigala, D. and May, J., 1993, Exploration summary on the Golden Summit project, Fairbanks District, Alaska: Amax Gold Expl., Internal Rept.

Hall, M. H., 1985, Structural Geology of the Fairbanks mining district, Alaska : Univ. of Alaska, Unpub. M.S. Thesis, 68p.

Hart, C.J.R., McCoy, D.T., Smith, M, Roberts, P., Hulstein, R., Bakke, A.A., and Bundtzen, T.K., 2002, Geology, exploration and discovery in the Tintina Gold Province, Alaska and Yukon: Soc. Econ. Geol., Spec. Pub. 9, p. 241-274.

Hill, J.M., 1933, Lode deposits of the Fairbanks Mining District, Alaska: U.S. Geol. Surv., Bull. 849B, 163p.

Hollister, V.F., 1991, Origin of placer gold in the Fairbanks, Alaska, area: a newly proposed lode source: Econ. Geol., V.86, p. 402-405.

Kinross Gold, 2003, Corporate News Release, November 5, 2003

Lang, J.R. and Baker, T, 2001, Intrusion-related gold systems – the present level of understanding: Mineralium Deposita, V36, pp. 477-489.

LeLacheur, E.A., 1991, Brittle-fault hosted gold mineralization in the Fairbanks District, Alaska: Univ. Alaska, Unpub. M.S. Thesis, 154 p.

Manz, S., 2008, President’s Message: Freegold Ventures Limited, website address, http://www.freegoldventures.com /s/PresidentsMessage.asp

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

McCoy, D.T., Layer, P.W., Newberry, R.J., Bakke, A., Masterman, S., Newberry, R.J., Layer, P., and Goldfarb, R., 1994, Timing and source of lode gold in the Fairbanks mining district, Interior Alaska: U.S. Geological Survey Circular 1107, p. 210.

McCoy, D.T., Newberry, R.J., and Layer, P.W., 1995, Geological, geochemical, and geochronologic evidence for both metamorphic and intrusive metallogenesis in Alaskan gold deposits: Geological Society of America., Abstract with program, v. 27, p. A63.

McCoy, D. T, Newberry, R.J., Layer, P.W., DiMarchi, J.J., Bakke, A., Masterman, J.S. and Minehane, D.L. 1997, Plutonic Related Gold Deposits of Interior Alaska in Goldfarb, R.J., ed. Ore Deposits of Alaska, Economic Geology Monograph, No. 9, Society of Economic Geologists.

McCoy, D.T., 1999, Regional overview of the geologic setting of the Tintina Gold Belt: in Abstracts of the 16th Annual Cordilleran Exploration Roundup, Vancouver, page 20-21.

McCoy, D.T., Newberry, R. J., Severin, K., Marion, P., Flanigan, B. and Freeman, C.J., 2002, Paragenesis and metal associations in Interior Alaska gold deposits: an example from the Fairbanks District: Mining Engineering, Jan., 2002, p. 33-38.

Metz, P.A., 1991, Metallogeny of the Fairbanks Mining District, Alaska and adjacent areas: , University of Alaska, Mineral Industry Research Lab, MIRL Rept. 90, 229 p.

Mortensen, J.K., Hart, C.J.R., Murphy, D.C., and Heffernan, S., 2000, Temporal evolution of early and mid-Cretaceous magmatism in the Tintina Gold Belt: The Tintina Gold Belt: concepts, exploration and discoveries, BCYCM Spec. Vol. 2 (Cordilleran Roundup Jan. 2000), pp. 49-57.

Newberry, R.J.; McCoy, D.T.; Brew, D.A., 1995, Plutonic-hosted gold ores in Alaska: Igneous vs. Metamorphic Origins: Resource Geology Special Issue, no.18.

Newberry, R.J.; Bundtzen, T.K.; Combellick, R.A.; Douglas, T., Laird, G.M.; Liss, S.A.; Pinney, D.S., Reifenstuhl, R.R. and Solie, D.S., 1996, Preliminary geologic map of the Fairbanks Mining District, Alaska, AK Div. Geol. Geophys. Surv., PDF 96-16, 2 maps.

Nokleberg, W.J., Brew, D.A., Grybeck, D., Yeend, W., Bundtzen, T.K., Robinson, M.S., Smith, T.E., 1994, Metallogeny and major mineral deposits of Alaska, in Plafker, G., and Berg, H.C., eds, The Geology of Alaska: Boulder, Colorado, Geological Society of America, The Geology of North America, v. G-1, p. 855-903.

PRJ, 1998, An aeromagnetic interpretation of the Fairbanks District, Alaska: Pearson, DeRidder and Johnson, Inc., unpub. report for Barrick Gold, 17 pp.

Pilkington, D., 1970, Keystone Mines Inc. Exploration Program Summary: Intl. Minerals & Chemicals, Unpub. Report, 61p, 1 plate.

Robinson, 1990, Smith, T.E. and Metz, P.A., 1990, Bedrock Geology of the Fairbanks Mining District: AK Div. Geol. Geophys. Surveys, Prof. Rept. 106, 2 maps.

AVALON DEVELOPMENT CORPORATION

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Szumigala, D.J and Hughes, R.A., 2005, Alaska’s mineral industry 2004: a summary: AK Div. Geol. & Geophys. Surv., 13 pp.

Wall, V.J., 1999, Pluton-related (Thermal Aureole) Gold: Short Course for Yukon Geoscience Forum,

Weber, F.R.; Foster, H.L.; Keith, T.E.C. and Dusel-Bacon, C., 1978, Preliminary geologic map of the Big Delta Quadrangle, Alaska: U.S. Geol. Surv. Open File Rept. 78-529A, 1 map.

Weber, F.R., Wheeler, K.L., Rinehart, C.D., Chapman, R.M., and Blodgett, R.B., 1992, Geologic map of the Livengood quadrangle, Alaska: United States Geological Survey Open-File Report 95-562.

Filename: GS09EXE1-Form43.DOC

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BEAUFORT SEA
Prudhoe Bay
RUSSIA
ALASKA
CANADA
Golden Summit
Arctic Circle
Anarraaq
Red Dog
Nolan Creek
Arctic
Bornite
Anadyr
Fort Knox
Fairbanks
Gil
True North
Pogo
Rob
Fortymile
Divide
Big Hurrah
Rock Creek
Nome
Yukon River
Liberty Bell
MAN
Rainbow Hill
Golden Zone
Illinois Cr.
Nixon Fork
Flat
Donlin Cr.
Anchorage
Tonsina
Brewery Cr.
Dublin Gulch
Dawson
Whitehorse
BRITISH COLUMBIA
Tulsequah Chief
Kensington
A-J
Juneau
Greens Creek
GULF OF ALASKA
Woewodski Is.
Union Bay
CJ
Duke Island
BERING SEA
Shotgun
Pebble
Goodnews Bay

FIGURE 1: Location of the Golden Summit gold project, Fairbanks Mining District, Alaska. Data from Avalon Development, 2008.

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1 = Ryan Lode
(2.4 Million oz)
2 = True North
(+2 Million oz)
3 = Fort Knox
(7.95 Million oz)
4 = Gil
(433,000 oz)
To
Livengood
Kinross Gold
True North Project
Freegold Ventures
Golden Summit
Project
To
Circle
Elliot
Highway
Univ. of Alaska
Twin Buttes
Chatanika
River
2
Corvett Mining
Bear Creek Block
4
3
Can - Ex. Resources
Eagle Creek Project
Fox
Kinross Gold
Fort Knox Project
Full Metal - Range Minerals
Ester Dome Project
Bartholomae Oil
Ryan Lode Project
Steese
Highway
Chena Hot
Springs Road
To Chena
Hot Springs
Silverado Mines
Ester Project
1
Fairbanks
Parks
Highway
Richardson
Highway
N
Tanana
River
To
Anchorage
0
6
Miles
To Delta
Junction
Avalon Development Corp. - 2007

FIGURE 2: Major land blocks and gold resources of the Fairbanks Mining District, Alaska. Land Status by Erik Hansen, 2007.

Legend
Tertiary Basalt
Mid-Cretaceous (86-93 Ma) intrusions
Ec
Chatanika Terrane (eclogite)
Pm
Muskox Sequence
Pc
Fairbanks Schist / Cleary Sequence
Amphibole schist (metabasite)
Pz
Birch Hill Sequence
X = gold occurrence
S = skarn
R = Replacement
Ec
True North: 2 M oz
Pedro Dome
Frederich
1 kb
Pc
Fort Knox:7.95 M oz
Gil Extension: 0.4 Moz
1.4 kb
Gilmore Dome
Pc
Ester Dome
Pm
Pz
Pc
Ryan Lode:2.4 M oz
0.70 kb
Pz
Pc
Fairbanks
Chena River
N
3 km

FIGURE 3: General geology of the Fairbanks Mining District, Alaska. Data from Newberry, and others, 1996 modified by Avalon Development, 2008.

AVALON DEVELOPMENT CORPORATION

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907-457-5159 Fax: 907-455-8069 avalon@alaska.net

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0
feet
3,000
N
Cleary Creek
(2.8 Million oz)
Steese Highway (paved)
Public Powerline
Dolphin
Shear
Chatham Creek
Limit of
Placer
Mining
Cleary Hill Vein (280,000 oz)
Tolovana Vein
Currey zone
Wyoming Vein
Anna Mary Vein
Tolovana mine
Dolphin
Intrusive
Tolovana
Vein System
South
Vein Swarm
Cleary Hill
Vein System
Anna - Mary
Shear
Newsboy Mine
(40,000 oz)

FIGURE 5: Airborne view of the Cleary Hill and Tolovana prospects, Golden Summit project. Data from Avalon Development, 2008.

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Cleary Hill
vein swarm
Hi Yu Mine
vein swarm
Newsboy Mine
vein swarm
Saddle Zone
vein swarm
Cleary (Abandoned)
Cleary Hill Mine
Newsboy Mine (Aban'd.)
Hi-Yu Mine
McCarty Mine
Cleary Summit Lodge
Cleary Summit
Pedro Dome
Golden City (Abandoned)
Wolf Creek
Goose Creek
Chatham Creek
Bellows Creek
Last Chance Cr
Too Much Gold
Tamarack Cr
Bedrock Cr
Twin Creek
HIGHWAY
Gravel Pit
Tailings
Cabins
0 Mile 1
N
E
S
W

FIGURE 19: Significant vein swarms in the Golden Summit project area. Black dots represent documented gold occurrences. Data from Freeman and Schaefer, 1999 modified by Avalon Development, 2008.

AVALON DEVELOPMENT CORPORATION

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STATEMENT OF QUALIFICATIONS

CURTIS J. FREEMAN

Avalon Development Corporation

P.O. Box 80268, Fairbanks, Alaska  99708

Phone 907-457-5159, Fax 907-455-8069, Email Avalon@alaska.net

I, CURTIS J. FREEMAN, Certified Professional Geologist #6901, HEREBY CERTIFY THAT:

I am currently employed as President of Avalon Development Corporation, P.O. Box 80268, Fairbanks, Alaska, 99708, USA.

2. I am a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978). I am also a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980).

3. I am a member of the American Institute of Professional Geologists, the Society of Economic Geologists, the Geological Society of Nevada, the Alaska Miners Assoc. and the Prospectors and Developers Assoc. of Canada.

4. From 1980 to the present I have been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America, New Zealand and Africa.

5. I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional organization (as defined by NI43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI43-101.

6. I am responsible for preparations of all sections of the report entitled Executive Summary for the Golden Summit Property, Fairbanks Mining District, Alaska, and dated March 31, 2008 (the “Technical Report”) relating to the Golden Summit gold property. I have managed and worked on the Golden Summit project since 1986.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of this Technical Report that is not reflected in the Technical Report, the omission to disclose which would make the Technical Report misleading.

9. I am not independent of the issuer applying all of the tests in section 1.5 of NI43-101. I personally own 6,277.26 common shares of Freegold Ventures Ltd. I also own controlling interest in Anglo Alaska Gold Corporation, a private Alaska-domiciled corporation which owns 1,334,000 shares of Freegold common stock. I own no other interest in any company or entity that owns or controls an interest in the properties which comprise the Golden Summit project.

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

10. I have read NI43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory entity and the publication by them, including publication of the Technical Report in the public company files on their websites accessible by the public.

DATED in Fairbanks, Alaska this 31st day of March 2009.

___________________________________________

Curtis J. Freeman, BA, MS, CPG#6901, AA#159

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

APPENDIX 1

Mining Claim List

Golden Summit Project, Alaska

No.	Claim Name	Section	Township	Range	ADL #	Recording Dist	Owner
1	Greenback 1	35	3N	1E	359771	Fairbanks	Earl Beistline
2	Greenback 2	35	3N	1E	359772	Fairbanks	Earl Beistline
3	Greenback 3	26	3N	1E	361184	Fairbanks	Earl Beistline
4	Greenback 4	25	3N	1E	505192	Fairbanks	Earl Beistline
5	Newsboy	26	3N	1E	333135	Fairbanks	Earl Beistline
6	Newsboy Extension	25	3N	1E	333136	Fairbanks	Earl Beistline
7	What's Next #1	24	3N	2E	501821	Fairbanks	Freegold - Fairbanks
8	What's Next #2	24	3N	2E	501822	Fairbanks	Freegold - Fairbanks
9	What's Next #3	24	3N	2E	501823	Fairbanks	Freegold - Fairbanks
10	What's Next #4	24	3N	2E	501824	Fairbanks	Freegold - Fairbanks
11	What's Next #5	22	3N	2E	502196	Fairbanks	Freegold - Fairbanks
12	What's Next #6	22	3N	2E	502197	Fairbanks	Freegold - Fairbanks
13	What's Next #7	22	3N	2E	502198	Fairbanks	Freegold - Fairbanks
14	What's Next #8	22	3N	2E	502199	Fairbanks	Freegold - Fairbanks
15	Crane #1	24	3N	2E	502551	Fairbanks	Freegold - Fairbanks
16	Crane #2	24	3N	2E	502552	Fairbanks	Freegold - Fairbanks
17	Crane #3	24	3N	2E	502553	Fairbanks	Freegold - Fairbanks
18	Crane #4	24	3N	2E	501930	Fairbanks	Freegold - Fairbanks
19	Anticline #1	24	3N	2E	501825	Fairbanks	Freegold - Fairbanks
20	Anticline #2	24	3N	2E	501836	Fairbanks	Freegold - Fairbanks
21	Ruby 3A Fraction	25	3N	1E	515911	Fairbanks	Freegold - Fairbanks
22	Ruby 4A Fraction	25	3N	1E	515912	Fairbanks	Freegold - Fairbanks
23	Ruby 5 Fraction	25	3N	1E	515913	Fairbanks	Freegold - Fairbanks
24	Ruby 6 Fraction	25	3N	1E	515914	Fairbanks	Freegold - Fairbanks
25	Ruby 7 Fraction	25	3N	1E	515915	Fairbanks	Freegold - Fairbanks
26	Ruby 8 Fraction	30	3N	2E	515916	Fairbanks	Freegold - Fairbanks
27	Ruby 9 Fraction	30	3N	2E	515917	Fairbanks	Freegold - Fairbanks
28	Ruby 10 Fraction	30	3N	2E	515918	Fairbanks	Freegold - Fairbanks
29	Ruby 11 Fraction	30	3N	2E	515919	Fairbanks	Freegold - Fairbanks
30	Ruby 12 Fraction	29	3N	2E	515920	Fairbanks	Freegold - Fairbanks
31	Ruby 13 Fraction	29	3N	2E	515921	Fairbanks	Freegold - Fairbanks
32	Ruby 14 Fraction	29	3N	2E	515922	Fairbanks	Freegold - Fairbanks
33	Ruby 15 Fraction	29	3N	2E	515923	Fairbanks	Freegold - Fairbanks
34	Ruby 16 Fraction	28	3N	2E	515924	Fairbanks	Freegold - Fairbanks
35	Ruby 17 Fraction	28	3N	2E	515925	Fairbanks	Freegold - Fairbanks
36	Ruby 18 Fraction	28	3N	2E	515926	Fairbanks	Freegold - Fairbanks
37	Ruby 19 Fraction	28	3N	2E	515927	Fairbanks	Freegold - Fairbanks
38	FRG # 1	31	3N	2E	558129	Fairbanks	Freegold Recovery
39	FRG # 2	31	3N	2E	558130	Fairbanks	Freegold Recovery
40	FRG # 3	31	3N	2E	558131	Fairbanks	Freegold Recovery
41	FRG # 4	31	3N	2E	558132	Fairbanks	Freegold Recovery
42	FRG # 5	32	3N	2E	575592	Fairbanks	Freegold Recovery
43	FRG # 6	32	3N	2E	575593	Fairbanks	Freegold Recovery

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

No.	Claim Name	Section	Township	Range	ADL #	Recording Dist	Owner
44	Erik 1	18	3N	2E	574226	Fairbanks	Freegold Recovery
45	Erik 2	18	3N	2E	574227	Fairbanks	Freegold Recovery
46	Erik 3	18	3N	2E	574228	Fairbanks	Freegold Recovery
47	Kelly 1	27	3N	2E	574122	Fairbanks	Freegold Recovery
48	Kelly 2	27	3N	2E	574123	Fairbanks	Freegold Recovery
49	Kelly 3	27	3N	2E	574124	Fairbanks	Freegold Recovery
50	Kelly 4	27	3N	2E	574125	Fairbanks	Freegold Recovery
51	Kelly 5	27	3N	2E	574126	Fairbanks	Freegold Recovery
52	Kelly 6	27	3N	2E	574127	Fairbanks	Freegold Recovery
53	Starbuck 1	16	3N	3E	574128	Fairbanks	Freegold Recovery
54	Starbuck 2	16	3N	3E	574129	Fairbanks	Freegold Recovery
55	Starbuck 3	16	3N	3E	574130	Fairbanks	Freegold Recovery
56	Starbuck 4	16	3N	3E	574131	Fairbanks	Freegold Recovery
57	Butterfly 1	33	3N	3E	575583	Fairbanks	Freegold Recovery
58	Butterfly 2	33	3N	3E	575584	Fairbanks	Freegold Recovery
59	Butterfly 3	33, 34	3N	3E	575585	Fairbanks	Freegold Recovery
60	Butterfly 4	3, 4	2N	3E	575586	Fairbanks	Freegold Recovery
61	Butterfly 5	3	2N	3E	575587	Fairbanks	Freegold Recovery
62	Butterfly 6	34	3N	3E	575588	Fairbanks	Freegold Recovery
63	Butterfly 7	34	3N	3E	575589	Fairbanks	Freegold Recovery
64	Butterfly 8	33	3N	3E	575590	Fairbanks	Freegold Recovery
65	Eldorado #1	27	3N	1E	575591	Fairbanks	Freegold Recovery
66	Blueberry	21	3N	2E	308497	Fairbanks	Keystone Mines
67	Robin 1	28	3N	2E	308498	Fairbanks	Keystone Mines
68	Robin 2	29	3N	2E	308499	Fairbanks	Keystone Mines
69	Robin 3	29	3N	2E	308500	Fairbanks	Keystone Mines
70	Robin 4	29	3N	2E	308501	Fairbanks	Keystone Mines
71	Robin 5	29	3N	2E	308502	Fairbanks	Keystone Mines
72	Robin 6	30	3N	2E	308503	Fairbanks	Keystone Mines
73	Ing Fraction	22	3N	2E	315014	Fairbanks	Keystone Mines
74	Gene Fraction	22	3N	2E	315015	Fairbanks	Keystone Mines
75	Beta Fraction	22	3N	2E	315016	Fairbanks	Keystone Mines
76	Alpha Fraction	21,22	3N	2E	315017	Fairbanks	Keystone Mines
77	Arnold Fraction	22	3N	2E	315018	Fairbanks	Keystone Mines
78	Alabama	30	3N	2E	F45603	Fairbanks	Keystone Mines
79	Disc. on Bedrock Cr.	24,25	3N	1E	F45604	Fairbanks	Keystone Mines
80	July #1	30	3N	2E	F45605	Fairbanks	Keystone Mines
81	July #2	30	3N	2E	F45606	Fairbanks	Keystone Mines
82	July #3	30	3N	2E	F45607	Fairbanks	Keystone Mines
83	July Frac. #4	30	3N	2E	F45608	Fairbanks	Keystone Mines
84	Liberty Lode #1	30	3N	2E	F45609	Fairbanks	Keystone Mines
85	Liberty Lode #2	30	3N	2E	F45610	Fairbanks	Keystone Mines
86	Liberty Lode #3	30	3N	2E	F45611	Fairbanks	Keystone Mines
87	Millsite Fraction	30	3N	2E	F45612	Fairbanks	Keystone Mines
88	New York Mineral	24,25	3N	1E	F45613	Fairbanks	Keystone Mines
89	No Name	30	3N	2E	F45614	Fairbanks	Keystone Mines
90	#1 Ab. Disc. on Bedrock	30	3N	2E	F45615	Fairbanks	Keystone Mines
91	Snow Drift	19	3N	2E	F45616	Fairbanks	Keystone Mines

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

No.	Claim Name	Section	Township	Range	ADL #	Recording Dist	Owner
92	Texas	19	3N	2E	F45617	Fairbanks	Keystone Mines
93	Wyoming Quartz	30	3N	2E	F45618	Fairbanks	Keystone Mines
94	Wyoming Frac.	25	3N	1E	F45619	Fairbanks	Keystone Mines
95	Button Weezer	27,28	3N	2E	F45620	Fairbanks	Keystone Mines
96	Caribou Frac.	21,28	3N	2E	F45621	Fairbanks	Keystone Mines
97	Caribou #1	21,22	3N	2E	F45622	Fairbanks	Keystone Mines
98	Caribou #2	21,22	3N	2E	F45623	Fairbanks	Keystone Mines
99	Fern	28	3N	2E	F45624	Fairbanks	Keystone Mines
100	Free Gold	21	3N	2E	F45625	Fairbanks	Keystone Mines
101	Henry Ford #1	28	3N	2E	F45626	Fairbanks	Keystone Mines
102	Henry Ford #2	21	3N	2E	F45627	Fairbanks	Keystone Mines
103	Henry Ford #3	28	3N	2E	F45628	Fairbanks	Keystone Mines
104	Henry Ford #4	28	3N	2E	F45629	Fairbanks	Keystone Mines
105	Laughing Water	21	3N	2E	F45630	Fairbanks	Keystone Mines
106	Little Jim	28	3N	2E	F45631	Fairbanks	Keystone Mines
107	Minnie Ha Ha	21	3N	2E	F45632	Fairbanks	Keystone Mines
108	Pennsylvania	21	3N	2E	F45633	Fairbanks	Keystone Mines
109	Ruth Frac.	21	3N	2E	F45634	Fairbanks	Keystone Mines
110	Speculator	28	3N	2E	F45635	Fairbanks	Keystone Mines
111	Wolf Lode	20,21	3N	2E	F45636	Fairbanks	Keystone Mines
112	Bonus	22	3N	2E	F45637	Fairbanks	Keystone Mines
113	Don	15,22	3N	2E	F45638	Fairbanks	Keystone Mines
114	Durando	22	3N	2E	F45639	Fairbanks	Keystone Mines
115	Edythe	15,22	3N	2E	F45640	Fairbanks	Keystone Mines
116	Flying Joe	22	3N	2E	F45641	Fairbanks	Keystone Mines
117	Gold Point	22	3N	2E	F45642	Fairbanks	Keystone Mines
118	Helen S.	23	3N	2E	F45643	Fairbanks	Keystone Mines
119	Hi Yu	23	3N	2E	F45644	Fairbanks	Keystone Mines
120	Hi Yu Millsite	23	3N	2E	F45645	Fairbanks	Keystone Mines
121	Homestake	23	3N	2E	F45646	Fairbanks	Keystone Mines
122	Inez	22	3N	2E	F45647	Fairbanks	Keystone Mines
123	Insurgent #1	23	3N	2E	F45648	Fairbanks	Keystone Mines
124	Insurgent #2	23	3N	2E	F45649	Fairbanks	Keystone Mines
125	Julia	15,22	3N	2E	F45650	Fairbanks	Keystone Mines
126	Jumbo	22	3N	2E	F45651	Fairbanks	Keystone Mines
127	Laura	22	3N	2E	F45652	Fairbanks	Keystone Mines
128	Lillian	23	3N	2E	F45653	Fairbanks	Keystone Mines
129	Long Shin	23	3N	2E	F45654	Fairbanks	Keystone Mines
130	Mame	14,15	3N	2E	F45655	Fairbanks	Keystone Mines
131	Mayflower	22,27	3N	2E	F45656	Fairbanks	Keystone Mines
132	Mohawk	22	3N	2E	F45657	Fairbanks	Keystone Mines
133	#1 Moose Gulch	23	3N	2E	F45658	Fairbanks	Keystone Mines
134	#2 Moose Gulch	23	3N	2E	F45659	Fairbanks	Keystone Mines
135	N.R.A.	15	3N	2E	F45660	Fairbanks	Keystone Mines
136	Nars	22,23	3N	2E	F45661	Fairbanks	Keystone Mines
137	O'Farrel Frac.	23	3N	2E	F45662	Fairbanks	Keystone Mines
138	Ohio	22	3N	2E	F45663	Fairbanks	Keystone Mines
139	Rand	23	3N	2E	F45664	Fairbanks	Keystone Mines

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net

No.	Claim Name	Section	Township	Range	ADL #	Recording Dist	Owner
140	Red Top	22	3N	2E	F45665	Fairbanks	Keystone Mines
141	Rob	23	3N	2E	F45666	Fairbanks	Keystone Mines
142	Royalty	15	3N	2E	F45667	Fairbanks	Keystone Mines
143	Santa Clara Frac.	23	3N	2E	F45668	Fairbanks	Keystone Mines
144	Summit	22,23	3N	2E	F45669	Fairbanks	Keystone Mines
145	Sunnyside	22	3N	2E	F45670	Fairbanks	Keystone Mines
146	Teddy R.	23	3N	2E	F45671	Fairbanks	Keystone Mines
147	Yankee Doodle	23	3N	2E	F45672	Fairbanks	Keystone Mines
148	Insurgent #3	14,23	3N	2E	F45673	Fairbanks	Keystone Mines
149	Roy	23	3N	2E	F45674	Fairbanks	Keystone Mines
150	Freegold	19	3N	2E	MS821	Fairbanks	Keystone Mines
151	Colorado	19,30	3N	2E	MS1639	Fairbanks	Keystone Mines
152	California	19,30	3N	2E	MS1639	Fairbanks	Keystone Mines
153	Pauper's Dream	30	3N	2E	MS1639	Fairbanks	Keystone Mines
154	Idaho	30	3N	2E	MS1639	Fairbanks	Keystone Mines
155	Keystone	20,21	3N	2E	MS1607	Fairbanks	Keystone Mines
156	Kawalita	20,21	3N	2E	MS1607	Fairbanks	Keystone Mines
157	Fairbanks	21	3N	2E	MS1607	Fairbanks	Keystone Mines
158	Hope	21	3N	2E	MS1607	Fairbanks	Keystone Mines
159	Willie	21	3N	2E	MS2198	Fairbanks	Keystone Mines
160	Marigold	21,28	3N	2E	MS2198	Fairbanks	Keystone Mines
161	Pioneer	21	3N	2E	MS2198	Fairbanks	Keystone Mines
162	Henry Ford	21,28	3N	2E	MS2198	Fairbanks	Keystone Mines
163	Henry Clay	21	3N	2E	MS2198	Fairbanks	Keystone Mines
164	Willow Creek #1	25,26	T3N	R1E	24963	Fairbanks	Hart, Haskins
165	Willow Creek #2	25	T3N	R1E	24964	Fairbanks	Hart, Haskins
166	Willow Creek #3	25	T3N	R1E	24965	Fairbanks	Hart, Haskins
167	Willow Ck. #1 Placer	25	T3N	R1E	24966	Fairbanks	Hart, Haskins
168	VDH-AMS #1	25	T3N	R1E	344681	Fairbanks	Hart, Haskins, St. AK
169	VDH-AMS #2	25	T3N	R1E	344682	Fairbanks	Hart, Haskins, St. AK
170	VDH-AMS #3	25	T3N	R1E	344683	Fairbanks	Hart, Haskins, St. AK

Filename: GS09EXE1-Form43.doc

AVALON DEVELOPMENT CORPORATION

P.O. Box 80268, Fairbanks AK 99708

907-457-5159 Fax: 907-455-8069 avalon@alaska.net